5 September 2005

RECEIVED
2005 SEP 20 A

HBOS plc

5 Morrison Street
Edinburgh
EH3 8BH

Direct Line 0131 243 5586
Fax No 0131 243 5516

United States Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N.W.
WASHINGTON D.C. 20549
United States of America

05011319

Your Ref: 82/5222

Exemption

SUPPL

Dear Sirs,

<u>HBOS plc filings pursuant to Rule 12g3-2(b)</u>

I enclose documents either sent to shareholders or made available to the public during the period **1st August to 31st August 2005**.

Announcements made to the London Stock Exchange:-

01.08.05	Rule 8 disclosure - BPB plc
01.08.05	Rule 8 disclosure - Huveaux plc
02.08.05	Rule 8 disclosure - Huveaux plc
02.08.05	Rule 8 disclosure - BPB plc
02.08.05	Rule 8 disclosure - Amvescap plc
02.08.05	Director shareholding - HBOS plc Employee Trust Limited
03.08.05	HBOS Interim Results
03.08.05	HBOS Interim Results Part 2
03.08.05	Rule 8 disclosure - BPB plc
03.08.05	Rule 8 disclosure - Huveaux plc
03.08.05	Rule 8 disclosure - Camellia plc
04.08.05	Transaction in Own Shares
04.08.05	Rule 8 disclosure - BPB plc
04.08.05	Rule 8 disclosure - Epic Group plc
04.08.05	Director shareholding - HBOS Sharesave Plan
05.08.05	Transaction in Own Shares
05.08.05	Halifax House Price Index
05.08.05	Rule 8 disclosure - Huveaux plc
05.08.05	Director Shareholding - Phil Hodkinson
08.08.05	Rule 8 disclosure - BPB plc
08.08.05	Rule 8 disclosure - Huveaux plc
08.08.05	Director shareholding - Halifax Corporate Trustees Limited
09.08.05	Rule 8 disclosure - Huveaux plc
09.08.05	Rule 8 disclosure - BPB plc
09.08.05	Director shareholding - HBOS Employee Trust Limited
09.08.05	Director shareholding - Halifax Corporate Trustees Limited
10.08.05	Rule 8 disclosure - BPB plc
10.08.05	Rule 8 disclosure - Marconi Corporation
10.08.05	Director shareholding - Halifax Corporate Trustees Limited
11.08.05	Rule 8 disclosure - BPB plc

PROCESSED
SEP 21 2005
THOMSON FINANCIAL

11.08.05	Rule 8 disclosure - Huveaux plc
11.08.05	Director shareholding - HBOS Employee Trust Limited
11.08.05	Director shareholding - Halifax Corporate Trustees Limited, Bank of Scotland Trust Company International, Becketts (Trustees) Ltd, HBOS Employee Trust Limited
12.08.05	Director shareholding - HBOS Sharesave Plan & Bank of Scotland SAYE
12.08.05	Rule 8 disclosure - Huveaux plc
15.08.05	Transaction in Own Shares
15.08.05	Rule 8 disclosure - BPB plc
15.08.05	Rule 8 disclosure - Domnick Hunter Group
15.08.05	Director shareholding - David Fisher
15.08.05	Director Shareholding - HBOS
15.08.05	Director Shareholding - HBOS
16.08.05	Transaction in Own Shares
16.08.05	Rule 8 disclosure - BPB plc
17.08.05	Transaction in Own Shares
17.08.05	Rule 8 disclosure - BPB plc
17.08.05	Rule 8 disclosure - Huveaux plc
18.08.05	Transaction in Own Shares
18.08.05	Rule 8 disclosure - Somerfield plc
18.08.05	Rule 8 disclosure - Domnick Hunter Group
18.08.05	Rule 8 disclosure - Marconi Corp plc
18.08.05	Rule 8 disclosure - BPB plc
18.08.05	Director shareholding - HBOS Sharesave Plan & Bank of Scotland SAYE
19.08.05	Transaction in Own Shares
19.08.05	Director Shareholding - HBOS Employee Trust Limited
19.08.05	Publication of Prospectus
22.08.05	Transaction in Own Shares
22.08.05	Rule 8 disclosure - Domnick Hunter Group
22.08.05	Rule 8 disclosure - BPB plc
22.08.05	Cancellation Treasury Shares
23.08.05	Transaction in Own Shares
23.08.05	Rule 8 disclosure - BPB plc
24.08.05	Transaction in Own Shares
24.08.05	Rule 8 disclosure - BPB plc
24.08.05	Director shareholding - HBOS Sharesave Plan
25.08.05	Rule 8 disclosure - BPB plc
25.08.05	Transaction in Own Shares
25.08.05	Rule 8 disclosure - Marconi Corp
26.08.05	Transaction in Own Shares
26.08.05	Rule 8 disclosure - Camellia plc
26.08.05	Rule 8 disclosure - Marconi Corp
26.08.05	Rule 8 disclosure - BPB plc
26.08.05	Rule 8 disclosure - HMV Group
26.08.05	Director shareholding - HBOS Employee Trust Limited
26.08.05	Director shareholding - HBOS QUEST Ltd
30.08.05	Transaction in own shares
30.08.05	Rule 8 disclosure - Marconi Corp
30.08.05	Rule 8 disclosure - BPB plc
30.08.05	Director shareholding - HBOS QUEST Limited
31.08.05	Transaction in own shares
31.08.05	Director shareholding - HBOS QUEST Limited
31.08.05	Rule 8 disclosure - BPB plc
31.08.05	Director shareholding - HBOS Sharesave Plan
31.08.05	Director shareholding - HBOS Employee Trust Limited

Documents lodged at Companies House:

Forms 88(2)

1 Form 88(2)'s – Return of Allotment of	38,099 Shares registered on 01.08.05
1 Form 88(2)'s – Return of Allotment of	51,962 Shares registered on 02.08.05

1 Form 88(2)'s – Return of Allotment of	12,503 Shares registered on 03.08.05
1 Form 88(2)'s – Return of Allotment of	21,281 Shares registered on 04.08.05
1 Form 88(2)'s – Return of Allotment of	38,758 Shares registered on 05.08.05
1 Form 88(2)'s – Return of Allotment of	94,664 Shares registered on 08.08.05
1 Form 88(2)'s – Return of Allotment of	251,817 Shares registered on 09.08.05
1 Form 88(2)'s – Return of Allotment of	373,248 Shares registered on 10.08.05
1 Form 88(2)'s – Return of Allotment of	285,796 Shares registered on 11.08.05
1 Form 88(2)'s – Return of Allotment of	154,581 Shares registered on 12.08.05
1 Form 88(2)'s – Return of Allotment of	107,962 Shares registered on 15.08.05
1 Form 88(2)'s – Return of Allotment of	25,546 Shares registered on 16.08.05
1 Form 88(2)'s – Return of Allotment of	19,028 Shares registered on 17.08.05
1 Form 88(2)'s – Return of Allotment of	24,582 Shares registered on 18.08.05
1 Form 88(2)'s – Return of Allotment of	49,489 Shares registered on 19.08.05
1 Form 88(2)'s – Return of Allotment of	17,635 Shares registered on 22.08.05
1 Form 88(2)'s – Return of Allotment of	12,520 Shares registered on 23.08.05
1 Form 88(2)'s – Return of Allotment of	6,860 Shares registered on 24.08.05
1 Form 88(2)'s – Return of Allotment of	5,303 Shares registered on 25.08.05
1 Form 88(2)'s – Return of Allotment of	8,301 Shares registered on 26.08.05
1 Form 88(2)'s – Return of Allotment of	3,359 Shares registered on 30.08.05
1 Form 88(2)'s – Return of Allotment of	10,550 Shares registered on 31.08.05

Forms 169

Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 04.08.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 10.08.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 15.08.05

I would be grateful if you could acknowledge receipt by stamping the enclosed copy of this letter and return in the envelope provided. Also enclosed is an international coupon for the cost this will entail.

Yours faithfully

Kenny Melville
Assistant Company Secretary

Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- BPB plc
Released	11:34 01-Aug-05
Number	5493P

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	BPB plc
Relevant security dealt in	Ord 50p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	29/07/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
4,007	£7.125
Amount sold	**Price per unit (currency must be stated)**

Resultant total amount and percentage of the same relevant security owned or controlled	**23,109,328 (4.602%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**01/08/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Huveaux plc
Released	11:35 01-Aug-05
Number	5498P

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Huveaux plc
Relevant security dealt in	Ord 10p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	29/07/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
600,000	£0.453
Amount sold	**Price per unit (currency must be stated)**

Resultant total amount and percentage of the same relevant security owned or controlled	**1,750,024 (1.626%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**01/08/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Huveaux plc
Released	11:37 02-Aug-05
Number	6072P

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Huveaux plc
Relevant security dealt in	Ord 10p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	01/08/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
66,500	£0.460
Amount sold	**Price per unit (currency must be stated)**

Resultant total amount and percentage of the same relevant security owned or controlled	**1,816,524 (1.688%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**02/08/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- BPB plc
Released	11:37 02-Aug-05
Number	6075P

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	BPB plc
Relevant security dealt in	Ord 50p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	01/08/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
13,847	£7.143
Amount sold	**Price per unit (currency must be stated)**
2,962	£7.143

Resultant total amount and percentage of the same relevant security owned or controlled	**23,120,213 (4.604%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**02/08/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Amvescap plc
Released	11:39 02-Aug-05
Number	6079P

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Amvescap plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	01/08/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
Amount sold	**Price per unit (currency must be stated)**
1,662	£4.288
28	£4.273

Resultant total amount and percentage of the same relevant security owned or controlled	**9,939,121 (1.225%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**02/08/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:49 02-Aug-05
Number	6485P

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS plc Employee Trust Limited (the 'Trustee')

On Tuesday 2 August, the Company received notification that on 29 July 2005, 434 ordinary shares of 25p each were released by the Trustee.

The Executive Directors remain beneficiaries and so interested, along with other participants, in 177,711 still held by the Trustee, and had no role in making any decision regarding this transaction.

END

Close

Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Interim Results
Released	07:00 03-Aug-05
Number	6585P

(Page 1)

3 August 2005

HBOS plc Interim Results 2005

Stock Exchange Announcement

(Page 2)

Contents

HBOS plc 2005 Interim Results

(Financial comparatives are on a pro forma basis)

Group Highlights

- Profit before tax up 15% to £2,264m.
- Underlying profit before tax up 19% to £2,359m.
- Underlying profit before tax and before short term fluctuations in investment returns, up 13% to £2,311m.
- Basic earnings per share up 9% to 39.5p.
- Underlying earnings per share up 15% to 41.8p.
- Interim dividend up 9% to 11.75p.
- Group RoE increases to 19.6% (H1 2004 19.0%). Group Target RoE is 19.2% (H1 2004 19.4%).
- Group net interest margin 180bps (H1 2004 177bps), 179bps full year 2004.
- Loans and advances to customers grow at an annualised 10% to £329.4bn; Group customer deposit balances grow at an annualised 8% to £196.2bn.
- Impaired loans increased by 15% overall, representing 2.22% of customer advances (end 2004 2.03%); closing provisions 0.79% of customer advances (end 2004 0.81%).
- Underlying operating income 15% higher at £5,276m (H1 2004 £4,580m); underlying operating expenses 7% higher at £2,207m (H1 2004 £2,054m).
- Underlying non-interest income 21% higher at £1,901m (H1 2004 £1,571m).
- Banking Divisions' cost:income ratio falls to 40.0% (H1 2004 42.4%). Group cost:income ratio falls to 41.8% (H1 2004 44.8%).
- Tier 1 capital ratio 8.1%, total capital ratio 12.7% (end 2004 7.9% and 12.3%).
- Share buyback reaches £284m in the first half with the 2005 programme increased to up to £1bn.

Divisional Highlights

- Underlying profit before tax in Retail up 8%, Insurance & Investment up 54%, Corporate up 29%, Treasury down 20% and International up 5%.
- Annualised customer lending; up 8% in Retail, up 9% in Corporate and up 28% in International.
- Retail sales volumes; UK net mortgage lending share 17%, 311,000 new bank accounts, 429,000 new credit card accounts and in savings, 16% estimated share of Household Sector Liquid Assets.
- Customer deposit balances; stable in Retail, up £3.0bn (annualised 16%) in Corporate and up £2.3bn (annualised 47%) in International.
- Cost:income ratios; Retail 41.7% (H1 2004 45.9%), Corporate 28.1% (29.1%), Treasury 36.8% (27.5%) and International 48.1% (43.6%).
- Net interest margins; Retail 182bps (H1 2004 183bps), Corporate 245bps (231bps) and International 216bps (217bps).

International.

- Investment sales rise 12% to £707m effective premium income; bancassurance up 17%, intermediary up 2% and wealth management up 15%. UK investment sales up 13% to £680m.
- Insurance sales rise 12% to £941m gross written premiums; repayment up 17%, household down 4% and motor up 23%.
- In International (local currency); annualised lending growth of 20% in Australia and 34% in Ireland; customer deposits up annualised 38% and 47% respectively.

Chief Executive's Report

Overview

In the first half we delivered strong profits growth as good volume growth, tight cost control and stable margins enabled us to achieve our benchmark RoE.

Profits

Profit before tax rose by 15% to £2,264m after charging £130m for mortgage endowment compensation and allowing for the grossing-up for policyholder tax on insurance contracts. Underlying profit before tax increased 19% to £2,359m and before short term fluctuations, it grew 13% to £2,311m.

Earnings and Dividends

Compared with the same period in 2004, underlying earnings per share increased 15% to 41.8p while basic earnings per share rose 9% to 39.5p. Our dividend policy is to target underlying dividend cover of 2.5 times with around one third of the full year's dividend declared as an interim dividend. In line with this policy, the Board is proposing an interim dividend of 11.75p, 9% higher than last year.

RoE

The Group RoE increased to 19.6% (H1 2004 19.0%). Yet to benefit significantly from the share buyback programme, Group Target RoE was 19.2% (H1 2004 19.4%), within the 19-20% benchmark return range which we judge as sustainable for HBOS.

Volume growth

A preference for asset quality and returns over volume made for more measured growth in some Retail and Corporate lending markets. Overall, the Group recorded good but well paced volume growth. Customer lending and deposits grew at annualised rates of 10% and 8% respectively while sales of both investment and insurance products rose 12%.

Margins

Reflecting broad stability across the three main banking divisions, the Group net interest margin was 180 bps (H1 2004 177 bps, H2 2004 181 bps). New business profitability in our investment businesses remained above our medium term target and in each insurance line the underwriting result was better than expected.

Revenue and Costs

Underlying operating income grew by 15%. Very largely reflecting the growth in customer lending, net interest income was up 12%. As a direct consequence of past asset growth in Retail and Corporate, and the strong performance this year of our Insurance & Investment businesses, underlying non-interest income rose 21%.

Underlying operating expenses rose by 7%. Excluding the impact of consolidating Drive (our US based motor finance business) and the additional investment in infrastructure and capability already planned in Australia, Ireland and Treasury (£100m in the full year), costs increased by 4%. Aside from these factors, we remain firmly on target to hold the growth in underlying operating expenses down to retail price inflation for the year as a whole.

The eight point gap between underlying revenue and cost growth

resulted in lower cost:income ratios. The Banking Divisions' cost:income ratio fell to 40.0% from 42.4% (H1 2004). Allowing additionally for the income and expenses within Insurance & Investment, now categorised separately under IFRS, the Group's cost:income ratio fell to 41.8% from 44.8% (H1 2004).

(Page 5)

As a percentage of closing customer advances, impaired loans increased to 2.22% (end 2004 2.03%). The expected increase in impaired secured loans in Retail was in part offset by a reduction in Corporate. Our mortgage assets continue to be extremely well covered by collateral, with the loan to value ratio of the entire book at 43% (end 2004 41%). Closing impairment provisions as a percentage of closing customer advances fell slightly to 0.79% from 0.81% (end 2004). The Group impairment losses were £753m (H1 2004 £602m) representing 0.23% of average customer advances (H1 2004 0.21%).

Credit Quality

Capital

HBOS's commitment to capital strength is demonstrated by a target Tier 1 ratio of 8.0% and a dividend policy of around 2.5 times cover. Against these benchmarks we are now generating more capital than is required merely to support organic growth. After allowing for the £284m of shares bought back for cancellation so far this year, the Tier 1 and Total ratios increased to 8.1% (end 2004 7.9%) and 12.7% (end 2004 12.3%) respectively.

Basel II

Our preparations for achieving 'advanced status' under Basel II are progressing well. We are confident that our No. 1 position in the mortgage market and the diversity of our assets mean that we will be comparatively advantaged. Even so, prospects for a significant reduction in the mortgage sector's capital base are being overplayed in some quarters as is the importance of the timing with which banks will be able to take any credit for the new regulatory regime. In practice, the capital held by banks today is quite properly determined by management rather than by regulatory minima. This will continue to be the case. We therefore expect any benefits to be modest and progressive in nature.

Endowment Compensation

In response to initiatives by the Financial Services Authority, the media and endowment providers themselves, claims for endowment compensation have continued to run at high levels in the first half. Whilst the volume of claims may now have peaked there remains uncertainty as to how quickly they will tail off. We have therefore set aside an additional amount of £130m to cover compensation.

IFRS

Today's results are the first published by HBOS under IFRS. The 2004 comparatives are shown on a pro forma basis to include the full impact of IAS 32, 39 and IFRS 4 except derivative hedge accounting due to the late finalisation of this standard. The impact of this aspect of IFRS (a £25m reduction of profits in H1 2005) is identified and explained fully as part of our Treasury Division's results.

Reorganisation

The recently announced internal reorganisation within HBOS will improve the alignment of our Retail and Insurance & Investment businesses with their distribution channels, and will bring all our non-UK activities together within our International Division. The expansion of this division is the principal change which will have an impact on segmental reporting. Restatements of our 2004 numbers and our 2005 Interims, will be provided in November this year.

Divisional Performance

Retail

Good growth in selected markets together with tight cost control enabled Retail to preserve last year's wide gap between revenue and costs. Underlying profits in Retail rose by 8% to £1,002m.

The Retail net interest margin was stable at 182 bps (H2 2004 184 bps). Largely therefore as a consequence of asset growth, net interest income grew 9%. Once again benefiting from past volume growth, non-interest income was stronger, rising 13% compared to the same period last year. Together they produced a 10% increase in net operating income. Total operating expenses were flat. The gap between revenue and cost growth was therefore 10% and the cost:income ratio fell to 41.7% (H1 2004 45.9%).

Merger integration is behind us but we have now committed to a series of cost initiatives which, over the next two years, will deliver significant improvements in efficiency. Expense growth for the full year will therefore be well inside the RPI target set for Retail.

Our determination to protect savings margins means that total customer deposits grew at an annualised rate of just 2%, to £129.7bn (estimated 16% of UK Household Sector Liquid Assets). In bank accounts 311,000 new accounts delivered a 21% share of the switchers market.

As we continue to focus on preserving returns at this stage in the cycle, total customer lending grew at an annualised 8%. Accordingly, our share of the net mortgage market was maintained at 17% (2004 17%). We chose to hold our market share in a subdued personal loans market. In credit cards, where we continue to be successful in targeting growth in higher quality segments of the market, we acquired 429,000 new accounts and grew balances at an annualised rate of 13%.

As expected, our strategy in the mortgage market of slowing asset growth whilst favouring higher return specialised lending over re-mortgages, resulted in a rise in impaired secured loans to 1.84% of closing customer advances (end 2004 1.43%). We continue to focus on preserving strong asset cover. The loan to value ratio ('LTV') of new lending during the first half was unchanged at 59%. Across the entire book just 11% of loans have a LTV above 85% (end 2004 7%).

Last year we reported on the necessary steps taken to tighten lending criteria across our unsecured lending. These are reflected in impaired unsecured loans of 10.7% of closing customer advances (end 2004 10.8%).

Across secured and unsecured lending impairment losses were 0.22% of average advances (H1 2004 0.17%). The coverage of impaired loans has fallen to 29% (end 2004 35%) reflecting the very strong asset cover afforded by the collateral in the mortgage book.

(Page 7)

Insurance & Investment

The distribution reach and broad product expertise of our Insurance & Investment businesses enabled them to take full advantage of better trading conditions. Underlying profit before tax increased by 54% to £436m.

Underlying profits for the Insurance business rose 20% to £233m, the result of good growth in premium income, high retention rates amongst existing customers and a better than expected underwriting result.

Despite lower loan-related originations, insurance sales overall were up 12%. Repayment insurance rose 17% as a 66% rise in third party sales more than offset a 6% decline in Group sales. In the face of a reduction in mortgage lending, non-mortgage related sales of household insurance continued to grow and now account for over 60% of sales. As a result, sales of household insurance declined by only 4%. Motor insurance sales rose 23% as First Alternative, the sister brand to esure, accounted for almost one in four of such sales.

Positive short term fluctuations in investment returns helped the underlying profits of our Investment businesses rise 128% to £203m. Underlying profits for the Investment business based on long term assumptions, that is excluding the effect of short term fluctuations, increased by 13% to £155m. During the period our Investment business repaid a £500m loan from HBOS.

As compared with a year earlier, new business profitability was unchanged at 26% of effective premium income, above our medium term target of 25%. Short term shifts in product mix accounted for a reduction in new business profitability as compared with the second half of last year.

Investment sales rose 12% overall and by 13% in the UK. Capacity growth helped the bancassurance channel to 17% growth whilst improving sentiment amongst high net worth customers and higher productivity amongst the St James's Place partnership pushed up sales here by 15%. Continuing to focus on shareholder returns rather than volume, our UK intermediary channel delivered 5% growth.

In the wake of a surge in sales in Germany late last year, intermediary sales outside the UK fell 18%. In June, we agreed to acquire MLP Life and to enter into a long term distribution agreement with MLP AG, with around 2,500 advisers, one of the largest investment product distributors in Germany. This greatly enhances the outlook for growth in intermediary sales outside the UK.

Corporate

Corporate's underlying profits rose 29% to £757m, as we continued to benefit from past growth and the growing strength of our franchise.

In an increasingly competitive and busy market we have been actively selling down underwritten positions to preserve and enhance returns. Asset growth was also restricted by a determination not to compromise our lending criteria. Lending to customers therefore grew at an annualised rate of 9%. In contrast, customer deposits continued to grow strongly, increasing at an annualised rate of 16%.

Excluding Drive, the net interest margin fell to 226 bps (H2 2004 238 bps), whilst the reported net interest margin rose very slightly to 245 bps (H2 2004 243 bps).

Net interest income grew 16% and our strategy of driving strong growth in fees and commissions together with increased investment gains and dividends ensured that non-interest income rose 42%. Even so, at the end of June the embedded profit in our investment portfolio was higher than at the start of the reporting period.

Corporate's growth continues to be supported by investment in infrastructure, systems and capability. Excluding Drive, underlying operating expenses were 10% higher than a year earlier, at the same level as the second half of last year. Underlying revenue growth again exceeded underlying cost growth and the cost income ratio fell to 28.1% (H1 2004 29.1%).

The first half saw an improvement in credit quality. As a percentage of closing advances, impaired loans fell to 1.72% (end 2004 2.00%). Impairment losses likewise fell to 0.32% of average customer advances (H1 2004 0.35%). Excluding Drive it fell to 0.27%. The coverage of impaired loans by impairment provisions increased to 58% (end 2004 53%).

Treasury

In Treasury, strong asset quality and a clear focus on meeting the needs of the Group and its customers, continue to produce high quality earnings. Underlying profits for Treasury fell 20% to £110m (H1 2004 £137m), largely as a result of the impact of IFRS derivative hedge accounting.

Excluding both this impact and the effect of an internal business transfer from Australia, underlying profit before tax decreased by just 5%. This was more than accounted for by the planned investment in our future sales and product capabilities. In the first half this accounted for a 23% increase in underlying operating expenses, taking the cost:income ratio to 36.8% (H1 2004 27.5%). In the medium term this investment will improve both earnings and shareholder returns.

In an active 6 months supporting the Group's capital and funding plans, Treasury arranged a number of significant issues. These included a £750m preference share perpetual for HBOS plc and a €750m Upper Tier 2 perpetual for Clerical Medical Finance.

Our risk appetite is unaltered and once again credit quality in Treasury was such that no impairment provisions were required.

International

In both Ireland and Australia we plan to use proven HBOS strategies to grow at the expense of incumbents. Underlying profits in

International increased by 5% to £153m (H1 2004 £146m). In Australia underlying profits fell by 2% to A$256m but after allowing for the business transfer to Treasury they rose 3%. In Ireland underlying profits were up 20% to €71m.

The first half saw major investments in infrastructure and capability. In local currency, as compared to H1 2004, underlying operating expenses in Australia and Ireland rose by 21% and 27% respectively. As a result, the cost:income ratio for International rose from 43.6% (H1 2004) to 48.1%.

In Australia, the first six months saw the aggressive marketing of new savings, credit card and mortgage products. We also made encouraging progress in expanding our SME banking activities on the east coast. Customer lending and deposits grew at annualised rates of 20% and 38% respectively. The net interest margin was virtually unchanged at 239 bps (H2 2004 240 bps). Credit quality remained good with impairment losses as a percentage of average advances at 0.10% (H1 2004 0.06%). As a percentage of closing advances impaired loans were unchanged against the same period last year at 0.94%.

Bank of Scotland (Ireland) is now firmly established as No. 2 in its core business banking market. In a buoyant economy, the first half saw customer lending and deposits grow at annualised rates of 34% and 47% respectively, which was achieved without any deterioration in credit quality. Impairment losses as a percentage of average advances were 0.09% (H1 2004 0.11%) and as a percentage of closing advances, impaired loans were 2.09% (end 2004 2.07%). The acquisition of the Irish Electricity Supply Board ('ESB') retail outlets gives us access to a network of retail branches. Later this year we will begin a staged programme of re-openings of refurbished branches together with product launches that will reinforce our chosen consumer champion positioning for our emergent retail activities in Ireland.

Outlook and Prospects

Overall, the economic outlook in the UK remains encouraging. As is evident from the measured slowdown in the housing market, consumer sentiment has softened. However, interest rates appear to have peaked at historically low levels and, underpinned by the public sector, employment prospects remain strong. We therefore expect only a brief period of slower economic growth and a moderate deterioration in retail credit conditions.

In UK retail banking we continue to opt for measured asset growth. In a slower growth environment the improvements in cost efficiency we are engineering are key to value creation. They will also create the most advantaged platform for future market share gains and value creation.

These results confirm the ability of our insurance businesses to generate good growth, even in the absence of strong sales in related banking products. Coupled with the comparatively benign trading environment, this confirms that insurance will continue to be an important engine of growth for the Group.

Sentiment in equity markets continues to improve, as does the opportunity to grow our investment products businesses. Our track record and the breadth of our distribution mean that we are particularly well placed to turn this opportunity to our advantage.

In the face of buoyant conditions in UK corporate banking, we continue to resist the market's growing enthusiasm for lower margins

and less onerous lending criteria. Asset growth may therefore slow but, as these results demonstrate, the strength of our corporate banking franchises is such that we can expect to preserve returns for shareholders.

Australia and Ireland enjoy strong economic fundamentals, both in the short and medium term. As we invest in the necessary infrastructure and capability, the opportunity to grow at the expense of incumbent competitors becomes ever more compelling.

Our banking divisions are generating capital in excess of their immediate requirements. Our Insurance & Investment division is also generating surplus capital and has recently repaid its £500m loan from HBOS. With no need to hoard capital, our commitment to capital discipline led us to set about returning surplus capital to shareholders. The strength of these results and our underlying capital ratios today see us increase the size of this year's share buyback programme. We will now buy back and cancel up to £1 billion worth of shares in 2005.

Our clear preference for capital allocation remains organic growth. Whilst today we judge that a degree of caution is merited in some markets, we are ready and able to resume more aggressive growth when the time is right. We remain completely convinced of the exceptional opportunity HBOS has to deliver both growth and sustained shareholder returns.

(Page 11)

INTRODUCTION

From 1 January 2005 the HBOS Group ('the Group'), in keeping with other European listed groups has prepared its financial statements in accordance with International Financial Reporting Standards ('IFRS' or 'Standards') adopted for use in the European Union ('EU'). The Group's 2005 Interim Results are its first set of financial results prepared exclusively on this basis.

The 2005 Interim Financial Information on pages 57 to 63 comprises a basis of preparation note, a consolidated balance sheet as at 30 June 2005 and related consolidated statements of income, recognised income and expense, cash flows and notes under IFRS for the half year then ended. The basis of preparation of the 2005 Interim Financial Information and its related 2004 comparative information is fully explained on page 57. KPMG have reviewed this financial information and their independent review report is set out on page 64. The 2005 Group and Divisional financial information on pages 12 to 56 is prepared on the same basis as the 2005 Interim Financial Information.

IAS 32, IAS 39 and IFRS 4 only became effective from 1 January 2005. In order to provide more meaningful comparative information, the 2004 comparatives shown alongside the Group and Divisional financial information on pages 12 to 56 are therefore prepared on a 'pro forma' basis. This includes the impact of these standards, with the exception of the income statement impact of derivative hedge accounting, due to the necessary documentation not having been in place during 2004 prior to IAS 39 being agreed in late 2004.

The possibility exists that the 2005 Interim Results may require adjustment before their inclusion in the final IFRS financial statements for the year ended 31 December 2005 because of subsequent revisions or changes to the Standards, or guidance and consensus on the application or interpretation of IFRS.

Divisional Reorganisation

In June, we announced that during the second half of 2005 we will move to a new divisional organisation structure that reflects both the growing importance of our overseas operations and the increasing strength of the distribution links between our UK retail banking, insurance and investment businesses. The 2005 Interim divisional segmental results and 2004 comparatives presented here are based on the previous divisional organisation structure in place during the relevant reporting period. Our 2005 Preliminary results will, however, be reported in line with the new organisation structure and in November we intend to publish a revised set of comparatives for 2005 Interims and for 2004.

(Page 12)

Financial Highlights

	Half year ended 30.06.2005 £m	Half year ended 30.06.2004 Pro forma £m	Half year ended 31.12.2004 Pro forma £m	Year ended 31.12.2004 Pro forma £m
Divisional underlying profit before tax[1]				
Retail	**1,002**	931	1,029	1,960
Insurance & Investment	**436**	283	486	769
Corporate	**757**	588	612	1,200
Treasury	**110**	137	125	262
International	**153**	146	152	298
Group Items	**(99)**	(96)	(97)	(193)
Group underlying profit before tax	**2,359**	1,989	2,307	4,296
Profit attributable to ordinary shareholders	**1,542**	1,388	1,510	2,898
Balance Sheet				
Loans and advances to customers	**329,434**	296,049	314,262	314,262
Total assets	**509,538**	n/a[2]	479,674	479,674
Customer deposits	**196,240**	178,063	188,587	188,587
Debt issued[3]	**165,326**	140,408	150,967	150,967
Shareholders' equity (excluding minority interests)	**18,009**	15,342	16,522	16,522
Capital Adequacy	**%**	%	%	%
Tier 1 capital ratio	**8.1**	7.7	7.9	7.9
Total capital ratio	**12.7**	12.1	12.3	12.3
Performance Ratios	**%**	%	%	%
Post tax return on mean equity[1][8]	**19.6**	19.0	20.2	19.7
Target post tax return on mean equity[1][4][8]	**19.2**	19.4	19.6	19.6
Cost:income ratio[5]	**41.8**	44.8	44.3	44.6
Banking Divisions' cost:income ratio[5]	**40.0**	42.4	42.6	42.5
Net interest margin[6][8]	**1.80**	1.77	1.81	1.79
Per Ordinary Share				
Earnings (basic)[7]	**39.5p**	36.1p	38.8p	74.9p
Earnings (underlying)[7]	**41.8p**	36.5p	41.8p	78.3p
Dividends	**11.75p**	10.80p	22.15p	32.95p
Dividend growth	**9%**	5%	8%	7%
Net asset value	**437p**	394p	421p	421p
Share Information				
Closing number of ordinary shares in issue (millions)	**3,909**	3,891	3,926	3,926
Average number of ordinary shares in issue for basic and underlying EPS (millions)	**3,908**	3,845	3,889	3,867

Notes

(1) References to underlying incorporate the following adjustments:

- Excluding merger integration costs, mortgage endowment compensation and goodwill impairment, as well as the effects of grossing up embedded value profits for policyholder tax paid on Long Term Assurance contracts; and
- Netting of operating lease depreciation, amounts written off fixed asset investments, movements in insurance and investment contract liabilities, changes in unallocated divisible surplus and claims paid (net of reinsurance) against income.

The following table summarises the movements between profit before tax and underlying profit before tax:

	Half year ended 30.06.2005 **£m**	Half year ended 30.06.2004 Pro forma £m	Half year ended 31.12.2004 Pro forma £m	Year ended 31.12.2004 Pro forma £m
Profit before tax	**2,264**	1,967	2,145	4,112
Add back:				
Merger integration costs		22	26	48
Mortgage endowment compensation	**130**		130	130
Goodwill impairment			6	6
Gross up for policyholder tax	**(35)**			
Underlying profit before tax	**2,359**	1,989	2,307	4,296

Post tax return on mean equity is calculated by dividing underlying profit attributable to ordinary shareholders by the monthly average of ordinary shareholders' funds.

(2) For June 2004 no pro forma data for total assets has been prepared as derivative hedge accounting data is not available.

(3) The figures for debt issued include subordinated liabilities, debt securities in issue and other borrowings. Other borrowings includes those preference shares and preferred securities which are defined as liabilities (together referred to as preference instruments).

(4) Calculated on an underlying basis and excluding the impact of short term fluctuations in investment returns and changes to economic assumptions for Long Term Assurance business accounted for on an embedded value basis.

(5) The cost:income ratio is calculated on an underlying basis. The Banking Divisions' cost:income ratio has been calculated based on the Group cost:income ratio, excluding the Insurance & Investment Division.

(6) Financial assets held for trading within treasury operations and debt securities designated as fair value through the income statement are excluded from the net interest margin calculation.

(7) Basic earnings per share for the first half of 2005 is based on profit attributable to shareholders of £1,549m less £7m for preference dividends and weighted average number of ordinary shares in issue of 3,908m. Underlying earnings per share is based on underlying profit attributable to shareholders of £1,640m less £7m for preference dividends and weighted average number of ordinary shares in issue of 3,908m.

(8) Annualised.

Key Divisional Statistics

	Half year ended 30.06.2005	Half year ended 30.06.2004 Pro forma	Half year ended 31.12.2004 Pro forma	31.1: Prc
Retail				

Underlying profit before tax (£m)(1)	**1,002**	931	1,029	1
Gross mortgage lending (£bn)	**28.5**	32.7	35.4	
Net mortgage lending (£bn)	**7.5**	8.9	9.6	
Net mortgage lending market share (%)	**17**	17	17	
Stock of mortgages market share (%)	**22**	23	22	
Total deposit balances (£bn)	**129.7**	125.1	128.3	1
Share of UK Household Sector Liquid Assets (estimated) (%)	**16**	16	16	
Total lending to customers (£bn)	**217.8**	200.8	209.7	2
Risk weighted assets (£bn)	**107.6**	103.7	106.5	1
Impairment losses as a % of average advances (%)	**0.22**	0.17	0.17	
Impairment provisions as a % of impaired loans (%)	**29**	39	35	
Impairment provisions as a % of closing advances (%)	**0.74**	0.74	0.75	
Impaired loans as a % of closing advances (%)	**2.54**	1.88	2.15	
Net interest margin (%)(2)(6)	**1.82**	1.83	1.84	
Cost:income ratio (%)(4)	**41.7**	45.9	44.5	
Insurance & Investment				
Underlying profit before tax (£m)(1)	**436**	283	486	
Profit based on long term assumptions (£m)(5)	**388**	331	421	
Insurance premium income (gross written premiums £m)	**941**	840	892	1
Insurance policies in-force (000s)	**12,178**	9,502	9,987	9
Investment sales (effective premium income £m)	**707**	634	747	1
Funds under management (£bn)	**91**	81	87	
Corporate				
Underlying profit before tax (£m)(1)	**757**	588	612	1
Total lending to customers (£bn)	**81.7**	74.7	78.2	
Total deposits (£bn)	**42.0**	33.6	39.0	
Risk weighted assets (£bn)	**96.1**	88.1	92.0	
Impairment losses as a % of average advances (%)	**0.32**	0.35	0.38	
Impairment provisions as a % of impaired loans (%)	**58**	54	53	
Impairment provisions as a % of closing advances (%)	**1.00**	1.22	1.06	
Impaired loans as a % of closing advances (%)	**1.72**	2.25	2.00	
Net interest margin (%)(2)(6)	**2.45**	2.31	2.43	
Cost:income ratio (%)(4)	**28.1**	29.1	30.6	

	Half year ended 30.06.2005	Half year ended 30.06.2004 Pro forma	Half year ended 31.12.2004 Pro forma	Year ended 31.12.2004 Pro forma

Treasury				
Underlying profit before tax (£m)(1)	**110**	137	125	262
Risk weighted assets (£bn)	**15.1**	11.9	14.8	14.8
Net interest margin (bps)(2)(6)	**8**	11	8	9
Cost:income ratio (%)(4)	**36.8**	27.5	32.4	29.9
International(3)				
Australia				
Underlying profit before tax (A$m)(1)	**256**	260	230	490
Total lending to customers (A$bn)	**39.8**	33.1	36.2	36.2
Total deposits (A$bn)	**17.7**	11.8	14.9	14.9
Risk weighted assets (A$bn)	**33.0**	29.2	30.2	30.2
Impairment losses as a % of average advances (%)	**0.10**	0.06	0.08	0.14
Impairment provisions as a % of impaired loans (%)	**54**	58	64	64
Impairment provisions as a % of closing advances (%)	**0.51**	0.55	0.49	0.49
Impaired loans as a % of closing advances (%)	**0.94**	0.94	0.76	0.76
Net interest margin (%)(2)(6)	**2.39**	2.42	2.40	2.41
Cost:income ratio (%)(4)	**50.1**	46.7	54.0	50.4
Ireland				
Underlying profit before tax (€m)(1)	**71**	59	85	144
Total lending to customers (€bn)	**14.7**	9.2	12.6	12.6
Total deposits (€bn)	**6.9**	5.3	5.6	5.6
Risk weighted assets (€bn)	**13.6**	9.5	11.8	11.8
Impairment losses as a % of average advances (%)	**0.09**	0.11	0.06	0.16
Impairment provisions as a % of impaired loans (%)	**36**	38	39	39
Impairment provisions as a % of closing advances (%)	**0.76**	1.12	0.81	0.81
Impaired loans as a % of closing advances (%)	**2.09**	2.93	2.07	2.07
Net interest margin (%)(2)(6)	**1.80**	2.06	1.98	2.01
Cost:income ratio (%)(4)	**42.5**	40.2	36.2	37.9

(1) As defined in note 1 on page 13.

(2) Financial assets held for trading within treasury operations and debt securities designated as fair value through the income s are excluded from the net interest margin calculation.

(3) The figures presented for International are in local currency for the Australian and Irish businesses. The combined result con Sterling is shown on pages 37 and 38.

(4) The cost:income ratio is calculated on an underlying basis.

(5) Excluding the impact of short term fluctuations in investment returns and changes to economic assumptions for Long Term A business accounted for on an embedded value basis.

(6) Annualised.

RETAIL

Underlying profits in Retail increased by 8% to £1,002m as top line momentum and tight cost control continued in the first half of 2005. Highlights of our first half operating performance include:

- good sales volumes as we made progress towards our target market shares
- strong growth in both net interest income (up 9%) and non-interest income (up 13%)
- robust margin trends (down just 2bps relative to the second half of 2004)
- rigorous cost control, with costs down 0.1% year on year

Sustained income growth combined with tight cost control resulted in a further improvement in our cost:income ratio to 41.7%, down from 45.9% in the same period last year.

Financial Performance

Income Statement	Half year ended 30.06.2005 £m	Half year ended 30.06.2004 Pro forma £m	Half year ended 31.12.2004 Pro forma £m	Year ended 31.12.2004 Pro forma £m
Net interest income	**1,982**	1,813	1,940	3,753
Non-interest income	**500**	444	503	947
Mortgages & Savings	**167**	160	151	311
Banking	**201**	149	169	318
Business Banking	**11**	9	10	19
Personal Loans	**14**	14	14	28
Credit Cards	**107**	96	113	209
Other	**24**	33	38	71
Fees and commission income	**524**	461	495	956
Fees and commission expense	**(33)**	(41)	(21)	(62)
Other operating income	**9**	24	29	53
Net operating income	**2,482**	2,257	2,443	4,700
Operating expenses	**(1,036)**	(1,037)	(1,086)	(2,123)
Staff	**(497)**	(491)	(518)	(1,009)
Accommodation, repairs and maintenance	**(4)**	(9)	(3)	(12)
Technology	**(36)**	(41)	(34)	(75)
Marketing and communication	**(92)**	(107)	(88)	(195)
Depreciation:				
Tangible and intangible fixed assets	**(33)**	(32)	(32)	(64)
Other	**(52)**	(54)	(86)	(140)
Sub total	**(714)**	(734)	(761)	(1,495)
Recharges:				
Technology	**(135)**	(133)	(134)	(267)
Accommodation	**(119)**	(115)	(135)	(250)
Other shared services	**(68)**	(55)	(56)	(111)
Operating profit before provisions	**1,446**	1,220	1,357	2,577
Impairment losses on loans and advances	**(473)**	(329)	(344)	(673)
Operating profit	**973**	891	1,013	1,904
Share of profits of associates and jointly controlled entities	**9**	17	16	33
Non-operating income	**20**	23	-	23
Underlying profit before tax	**1,002**	931	1,029	1,960
Impairment losses as a % of average advances	**0.22%**	0.17%	0.17%	0.34%
Cost:income ratio	**41.7%**	45.9%	44.5%	45.2%

Operating Income

Net interest income increased by 9% to £1,982m (H1 2004 £1,813m) in line with asset growth. With non-interest income 13% higher at £500m (H1 2004 £444m), total operating income grew by 10%.

Fees and commission income was £63m higher at £524m (H1 2004 £461m), reflecting solid growth in our Mortgage, Banking and Credit Card businesses. Fees and commission expense was £8m lower at £33m (H1 2004 £41m) and other operating income was £15m lower at £9m (H1 2004 £24m).

Margins and Spreads

The table below summarises the movements in net interest margins and spreads.

Net Interest Margins and Spreads	Half year ended 30.06.2005 £m	Half year ended 30.06.2004 Pro forma £m	Half year ended 31.12.2004 Pro forma £m	Year ended 31.12.2004 Pro forma £m
Net Interest Income:				
Interest receivable	**6,754**	5,414	6,365	11,779
Interest payable	**(4,850)**	(3,675)	(4,500)	(8,175)
Capital earnings	**78**	74	75	149
	1,982	1,813	1,940	3,753

Average Balances:					
Interest earning assets	- securitised	**29,904**	18,963	25,443	22,221
	- other	**189,986**	180,109	183,762	181,946
Total interest earning assets		**219,890**	199,072	209,205	204,167
Interest bearing liabilities	- deposits	**129,836**	124,520	128,032	126,286
	- securitised	**29,904**	18,963	25,443	22,221
	- other	**60,150**	55,589	55,730	55,660
Total interest bearing liabilities		**219,890**	199,072	209,205	204,167
Average Rates:		%	%	%	%
Gross yield on interest earning assets		**6.20**	5.47	6.05	5.77
Cost of interest bearing liabilities		**(4.45)**	(3.71)	(4.28)	(4.00)
Net Interest Spread		**1.75**	1.76	1.77	1.77
Capital earnings		**0.07**	0.07	0.07	0.07
Net Interest Margin		**1.82**	1.83	1.84	1.84

The net interest margin for the first half of 2005 fell by 2bps compared to the second half of 2004 with the key movements as follows:

Movement in Margin	Basis Points
Net interest margin for the half year ended 31 December 2004	184
Mortgages and savings	(3)
Banking	(1)
Personal lending	(2)
Credit cards	4
Wholesale funding	-
Capital earnings	-
Net interest margin for the half year ended 30 June 2005	**182**

Product spreads were resilient in the first half, falling by just 2bps. As Base Rate remained unchanged throughout the period, Mortgages and Savings (combined), Banking and Personal Lending spreads all fell slightly. This downward pressure was, however, largely offset by a 4bps improvement in Credit Card spreads, reflecting growth in balances and increased interest receipts following the successful launch of our new 'One card'. The increased requirement for wholesale funding was margin neutral as the cost of wholesale funding relative to retail deposits narrowed slightly in the first half. The benefit from capital earnings was unchanged at 7bps.

(Page 18)

Operating Expenses

Our commitment to robust cost management is reflected in a year on year operating expense reduction of 0.1% with expenses £1m lower at £1,036m (H1 2004 £1,037m). The combination of good income growth and tight cost control enabled us to achieve a further reduction in the cost:income ratio to 41.7% (H1 2004 45.9%)

The successful delivery of our three year merger integration programme has created a robust and sustainable approach to cost management. In the back office we have developed scale IT processing systems capable of supporting our multiple brands at lowest cost. At the front end we have developed fully automated sales systems to drive sustained improvements in colleague productivity. This has enabled us to achieve significant reductions in operating costs whilst at the same time delivering strong growth in business volumes.

We are now applying the lessons learned in the merger integration process to develop a further wave of cost reduction initiatives including further IT platform integrations, process re-engineering in our back office and the development of new automated sales tools to further increase colleague productivity. Expense growth for the full year will be below our RPI target whilst leaving us ample scope for investment in new initiatives.

Impairment Provisions and Credit Quality

Overall the credit quality of the Retail balance sheet remains very strong. Impaired loans represent only 2.54% (end 2004 2.15%) of advances, an increase of 23%. We continue to benefit from 93% (end 2004 93%) of customer loans being secured on residential property.

First half impairment losses, as a percentage of average loans and advances were 0.22% (H1 2004 0.17%). Impairment losses increased to £473m (H1 2004 £329m), comprising £406m (H1 2004 £320m) for unsecured lending and £67m (H1 2004 £9m) for secured lending.

Secured impaired loans increased to £3,697m (end 2004 £2,758m), representing 1.84% (end 2004 1.43%) of closing advances. This growth was driven by three key factors:

- Our decision to slow asset growth which has resulted in a first half net lending share of 17% for the second year in a row. As expected, this slower asset growth has contributed to an increase in impaired loans as a percentage of closing advances.

- Our deliberate policy to continue to source approximately 30% of new business from the specialist lending (i.e. predominantly buy-to-let and self-certified) markets and our confidence that the higher level of expected loss associated with this lending is more than compensated for by higher risk adjusted product margins.
- Our decision to remain underweight in the remortgage segment of the market where the longevity of the customer relationship is shorter, typically resulting in lower returns over the product life.

The secured lending charge represents just 0.03% of average loans and advances and underlines the overall quality of the mortgage portfolio. Closing provisions as a percentage of closing loans and advances were 0.74% (end 2004 0.75%). Total provisions coverage of impaired loans is now 29% (end 2004 35%), the reduction reflecting the strong asset cover in secured lending where defaults are adequately covered by loan to value ('LTV') levels.

The strong coverage provided by the average LTV profile of the mortgage book continues to mean that this does not signal an equivalent deterioration in provisions. Our risk appetite is illustrated by the fact that the average LTV of new mortgage lending is unchanged from 2004 at 59%. Despite flat (seasonally adjusted) house price inflation in the first half of 2005 compared to 12.0% for the first half of 2004 and 14.4% for the full year, the average LTV of the mortgage book has remained broadly stable at 43% (end 2004 41%).

The number of mainstream mortgage cases in arrears increased to 1.31% (end 2004 1.06%), significantly below the CML average of 2.11% between 1994 and 2004. In total, the value of cases in arrears increased to £3,547m (end 2004 £2,652m) representing 1.8% (end 2004 1.4%) of the value of the total portfolio.

	Cases 000s		**Total Mortgages %**		**Value of Debt £m***		**Total Mortgages**	
Arrears	**30.06.2005**	31.12.2004	**30.06.2005**	31.12.2004	**30.06.2005**	31.12.2004	**30.06.2005**	31.12.
Mainstream	**33.3**	26.9	**1.31**	1.06	**2,246**	1,700	**1.5**	
Specialist	**7.4**	5.8	**1.95**	1.57	**1,301**	952	**2.7**	
Total	**40.7**	32.7	**1.39**	1.13	**3,547**	2,652	**1.8**	

* Value of debt represents total book value of mortgages in arrears.

(Page 19)

Impaired mortgages continue to be well covered by assets. The average LTV of the impaired mortgage portfolio is 56% (end 2004 53%), with the equivalent figures for mainstream and specialist lending being 50% (end 2004 48%) and 71% (end 2004 67%) respectively.

The level of unsecured (credit cards, personal loans and bank accounts) impaired loans continues to grow in line with expectations, the major part of this increase reflecting the seasoning effect on the business written in 2002 and 2003. Unsecured impaired loans increased to £1,840m (end 2004 £1,761m), representing 10.7% of advances (end 2004 10.8%). Having taken corrective action in 2004 by tightening lending criteria across all unsecured lending products, we continue to see improved early arrears performance on business written subsequently. Nevertheless, we have continued to tighten our credit management policies.

Balance Sheet and Asset Quality Information	**As at 30.06.2005**	As at 30.06.2004 Pro forma	As at 31.12.2004 Pro forma
Loans & advances to customers	**£217.8bn**	£200.8bn	£209.7bn
Classification of loans and advances*:	**%**	%	%
Home mortgages	**92**	92	92
Other personal lending:			
Secured Personal Loans	**1**	1	1
Unsecured Personal Loans	**3**	3	3
Credit cards	**3**	3	3
Banking	**1**	1	1
Total	**100**	100	100
Impairment provisions on loans and advances	**£m**	£m	£m
Secured	**381**	316	324
Unsecured	**1,240**	1,164	1,240
	1,621	1,480	1,564
Impairment provisions as a % of closing advances	**%**	%	%

Secured	**0.19**	0.17	0.17
Unsecured	**7.21**	7.63	7.79
	0.74	0.74	0.75
Impairment provisions as a % of impaired loans	**%**	%	%
Secured	**10**	14	12
Unsecured	**67**	75	70
Total	**29**	39	35
Impaired loans	**£m**	£m	£m
Secured	**3,697**	2,212	2,758
Unsecured	**1,840**	1,557	1,761
	5,537	3,769	4,519
Impaired loans as a % of closing advances	**%**	%	%
Secured	**1.84**	1.20	1.43
Unsecured	**10.70**	9.85	10.80
Total	**2.54**	1.88	2.15
Total risk weighted assets	**£107.6bn**	£103.7bn	£106.5bn
Total customer deposits	**£129.7bn**	£125.1bn	£128.3bn

* Before impairment provisions.

(Page 20)

Non-operating Income

Non-operating income comprises a profit of £20m arising on the disposal of certain branch premises on a sale and leaseback basis.

Operational Performance

Mortgages

In the first six months of 2005, we maintained our strategy of reducing the market share of new lending below our natural share of stock at this stage in the cycle. Against the background of a 13% decrease in the gross lending market to £126bn (H1 2004 £145bn), our gross mortgage lending at £28.5bn (H1 2004 £32.7bn) represents a 22% market share. The mortgage book grew by £7.5bn (H1 2004 £8.9bn) to £201bn of assets, delivering a net lending market share of 17%.

We continue to manage LTVs on new lending, the average in the first half of 2005 being maintained at 59%, the same level as in 2004. Affordability levels have also been maintained at a prudent average income multiple of 2.5 times. Additionally, we have further tightened our specialist underwriting criteria, with only 2% of new specialist lending with a LTV above 85% in the first half of 2005 compared with 4% for 2004.

As expected, UK house prices have been flat in the first six months of 2005. Nevertheless, based on end June 2005 house prices, the average LTV for the entire mortgage book has remained broadly stable at 43% (end 2004 41%). The proportion of the mortgage book with a LTV above 85% now stands at 11% from 7% at end 2004, new lending no longer benefiting from immediate house price inflation.

As previously indicated in our 2004 preliminary results announcement, we introduced a new and successful approach to customer retention in the second half of 2004. As a result, our share of principal repaid has reduced from 28% in the second half of 2004 to 25% in the first half of 2005 (H1 2004 26%).

Retail Savings

With Base Rate remaining unchanged in the first half of 2005, our focus has been on retaining existing savings balances whilst protecting the savings margin. We have continued to use our multi-brand strategy to offer customer choice, growing our balances across all brands to £113bn (end 2004 £111bn), and maintaining our clear market leading position, with an estimated share of 16% of total Household Sector Liquid Assets (end 2004 16%). Growth has largely been within the tax free range of products where our competitive interest rates have seen balances increase by 11.5% to £21.3bn (end 2004 £19.1bn) with 263,000 new to franchise accounts.

We have continued to encourage regular saving by offering amongst the best rates of interest even on small monthly deposits. The launch of our innovative Children's Regular Saver in June, paying a fixed rate of interest of 10% before tax, is the first account to pay a double-digit rate of interest for over 10 years, whilst our Regular Saver product launched in March 2004 has continued to prove popular with over 10,000 new accounts being opened each month.

Unsecured Personal Loans

The unsecured personal loan market has declined slightly in 2005 as consumer spending slows, and against this background we have chosen not to grow our market share, with sales unchanged on the same period last year. Unsecured personal loan balances however, have grown by 3% since December 2004, reflecting improvements in customer retention.

Balance sheet provisions as a percentage of closing loans and advances were unchanged at 9.2% (end 2004 9.2%). Impaired loans as a percentage of closing loans and advances have increased to 14.3% (end 2004 13.6%). The early arrears profile of business written since the beginning of 2004 continues on an improving trend.

Credit Cards
The HBOS credit card business continues to benefit from an extensive multi-branded product range coupled with the broadest distribution base of any UK Retail bank (ranging from branches to direct mail and our broad collection of partnership and affinity arrangements). This enabled us to grow our credit card balances by 7% to £6.5bn (end 2004 £6.1bn), whilst at the same time continuing to target better quality customers.

We acquired 429,000 new accounts (519,000 including those acquired through our joint venture partners) in the first half of 2005, resulting in an estimated HBOS market share of 11% of new credit card accounts.

Underlying credit performance of our credit card book remains very much as expected. Impaired loans are unchanged at 9.9% (end 2004 9.9%) of closing balances. Whilst some of the forward leading credit indicators we monitor have shown some deterioration (as shown below), this is in line with market trends and reinforces our view that our approach to credit risk management continues to be appropriate.

	30 June 2005	30 June 2004	31 December 2004
Credit utilisation(1)	**16.7%**	18.3%	17.8%
Overdrawn limits(2)	**6.3%**	5.4%	5.9%
Delinquency roll rates(3)	**53.5%**	43.5%	45.1%

(1) percentage of total available credit lines which are drawn down
(2) percentage of accounts in excess of credit limit
(3) percentage of credit card balances in arrears which have worsened in the period

The early performance of our new business continues to demonstrate a risk profile significantly better than the industry average. The recent relaunch of the 'One card' is consistent with our strategy of seeking growth in the higher quality segments of the UK credit card market.

Bank Accounts
Our market leading range of current accounts was expanded in February with the successful launch of 'moneyback', the first current account in Europe to offer cashback on debit card transactions. The launch allowed us to continue our marketing campaign aimed at acquiring customers from existing players in the UK banking market. A focus on quality and full facilities current accounts saw us achieve a 15% share of the new and switchers market, with 311,000 bank accounts opened in first half of 2005, whilst our share of the switchers only market was 21%.

In an environment of increased competitor activity, credit balances have fallen slightly to £15.3bn (end 2004 £15.5bn). Debit balances have grown to £1.3bn (end 2004 £1.0bn). Provisions as a percentage of closing loans and advances are at 3.9% (end 2004 4.8%), and impaired loans have decreased to 6.5% (end 2004 7.4%) of closing loans and advances.

Bank account customers have continued to migrate to lower cost distribution and service channels. Internet registered users have grown by 14% to 3.3m and the number of online transactions has increased by 23% over the last 6 months.

Business Banking
We have made a significant investment in our Halifax branch network in England & Wales to enhance services for small business customers. All Halifax branches now carry Bank of Scotland Business Banking branding and every branch is now able to offer a branch based Business Current Account. Currently in 50 of our major branches, we have specialist Business Banking Managers to support SME customers.

Our customer acquisition strategy is focused on winning switcher business from the competition and is already showing good results. Of the 16,000 customers to join us this year (H1 2004 14,000), the switcher mix has increased month on month, averaging 33% (H1 2004 10%) for the first six months.

We will double the number of Business Banking Managers during the remainder of 2005 to allow more small businesses to take advantage of our competitive Business Current Account.

Provisions as a percentage of closing loans and advances increased to 6.5% (end 2004 4.6%) whilst impaired loans also increased to 7.6% (end 2004 6.1%) of closing loans and advances.

(Page 22)

Prospects

Despite slower markets, our performance in the first half of 2005 confirms that our strategy, based on delivering value and simplicity to customers, combined with rigorous cost control, drives real shareholder value.

The housing market has slowed and a decline in consumer confidence has led to a reduced level of activity in consumer credit markets. Against this background, we will continue to manage the LTV profile of new mortgage lending and to maintain tightened underwriting criteria in our unsecured lending businesses.

In the near term, whilst this may lead to slower lending growth, we are confident that the momentum built up within our existing book over recent years, combined with the pursuit of new cost initiatives designed to improve our efficiency still further, will enable us to continue to drive growth in shareholder value.

In the longer term, we continue to see attractive growth prospects in all of our main Retail businesses and we believe that our uniquely strong sales and distribution model will allow us to achieve long term profitable market shares above 15% in all markets in which we compete.

(Page 23)

INSURANCE & INVESTMENT

Underlying profits in Insurance & Investment increased by 54% to £436m with Insurance profits up 20% to £233m and Investment profits up 128% to £203m. Investment profits based on long term investment return assumptions increased by 13% to £155m.

Insurance sales grew strongly with Gross Written Premiums ('GWP') up 12% to £941m compared with the same period in 2004. Investment sales, as measured by Effective Premium Income ('EPI'), grew by 12% to £707m, with UK sales also up strongly by 13% to £680m.

Financial Performance

Income Statement	**Half year ended 30.06.2005 £m**	Half year ended 30.06.2004 Pro forma £m	Half year ended 31.12.2004 Pro forma £m	Y en 31.12.2 Pro fo
Net interest income	**16**	16	32	
Non-interest income	**5,160**	2,244	5,776	8,
Fees and commission income	**251**	280	216	
Fees and commission expense	**(439)**	(346)	(425)	(
Earned premiums on insurance contracts (net of reinsurance)	**2,176**	1,242	2,196	3,
Change in value of in-force long term assurance business	**136**	(108)	220	
Investment and other operating income	**3,036**	1,176	3,569	4,
Net operating income	**5,176**	2,260	5,808	8,
Operating expenses	**(4,729)**	(1,963)	(5,311)	(7,
Staff	**(201)**	(215)	(237)	(
Accommodation, repairs and maintenance	**(9)**	(14)	(12)	
Technology	**(15)**	(24)	(29)	
Marketing and communication	**(22)**	(26)	(27)	
Depreciation:				
Tangible and intangible fixed assets	**(34)**	(40)	(43)	
Other	**(129)**	(61)	(129)	(
Sub total	**(410)**	(380)	(477)	(
Recharges:				
Technology	**(24)**	(15)	(23)	
Accommodation	**(18)**	(10)	(20)	
Other shared services	**(7)**	(9)	(10)	
Underlying operating expenses	**(459)**	(414)	(530)	(
Change in investment contract liabilities	**(1,615)**	51	(1,804)	(1,
Claims paid on insurance contracts (net of				

reinsurance)	**(1,168)**	(1,037)	(1,350)	(2,:
Change in insurance contract liabilities	**(1,264)**	(563)	(1,627)	(2,
Change in unallocated divisible surplus*	**(223)**			
Amounts written off fixed asset investments			1	
Operating profit	**447**	297	498	
Share of losses of associates and jointly controlled entities	**(11)**	(14)	(12)	
Underlying profit before tax	**436**	283	486	

* The unallocated divisible surplus (previously disclosed as the Fund for Future Appropriations) is the surplus in the with-profit sub-fund of Clerical Medical for which the allocation between policyholders and shareholders had not been determined at the balance sheet date. Following the implementation of FRS 27 from 1 January 2005 this amount is now shown separately.

Underlying profit before tax excludes the effects of grossing up embedded value profits for policyholder tax paid on long term assurance contracts. The consolidated HBOS Group income statement includes these effects with a corresponding increase to the tax charge. In the half year to June 2005 the effects of grossing up for policyholder tax are £35m and the equivalent adjustment in 2004 was not material.

(Page 24)

Insurance Business

Underlying profits in the Insurance Business increased by 20% to £233m, reflecting the overall growth in premium income, strong retention of existing customers and improved claims experience, particularly on household business.

As in previous reporting periods, movements in non-interest income and operating expenses reflect the transition to household insurance underwriting which was completed at the end of 2004, together with the impact of growth in third party repayment insurance business.

Financial Performance

Income Statement	**Half year ended 30.06.2005 £m**	Half year ended 30.06.2004 Pro forma £m	Half year ended 31.12.2004 Pro forma £m	Yea ende 31.12.200 Pro form £
Net interest income	**44**	35	46	81
Non-interest income	**451**	323	389	712
Fees and commission income	**80**	145	37	182
Fees and commission expense	**(232)**	(160)	(120)	(280
Earned premiums on insurance contracts (net of reinsurance)	**596**	313	381	694
Change in value of in-force long term assurance business	**5**	5	3	8
Investment and other operating income	**2**	20	88	108
Net operating income	**495**	358	435	793
Operating expenses	**(251)**	(150)	(210)	(360
Underlying operating expenses	**(64)**	(51)	(75)	(126
Claims paid on insurance contracts (net of reinsurance)	**(187)**	(99)	(135)	(234
Operating profit	**244**	208	225	433
Share of losses of associates and jointly controlled entities	**(11)**	(14)	(13)	(27
Underlying profit before tax	**233**	194	212	406

Operational Performance

Gross Written Premiums increased by 12% to £941m in the first half of 2005, with strong growth in third party repayment insurance and motor insurance.

Insurance Sales	**Gross Written Premiums**			**Number of In-force Policies***		
	Half year ended 30.06.2005 £m	Half year ended 30.06.2004 £m	Half year ended 31.12.2004 £m	**Half year ended 30.06.2005 000's**	Half year ended 30.06.2004 000's	Half y en 31.12.2 0
Repayment - Group business	**286**	304	306	**2,306**	2,614	2,
Repayment - Third	**238**	143	133	**2,996**	928	

party						
Household	**223**	233	250	**2,651**	2,567	2,
Motor	**149**	121	161	**988**	794	
Other	**45**	39	42	**3,237**	2,599	2,
Total	**941**	840	892	**12,178**	9,502	9,

* Policies on which no premium is payable (offered at no additional cost as part of a package) have been excluded from the in-force policy count.

(Page 25)

Repayment
Sales of repayment insurance overall increased strongly by 17% to £524m, with third party sales growing by 66%, more than offsetting a 6% decline in Group business as the housing market and personal loan sales slowed. This performance demonstrates our success in growing third party business and the increasing importance that our multi channel strategy plays in maintaining sales momentum.

Household
Sales of household insurance were down 4% to £223m, with the continued success in sales of non-mortgage related insurance, which now makes up over 60% of new policies sold, partially offsetting a decline in mortgage related insurance. Despite the storms and floods earlier in the year, we had positive underwriting experience in the first half of 2005, combined with relatively benign price competition in recent months.

In a recent European industry benchmarking survey our claims service came top, evidencing our strong focus on customer value and delivery. The quality of our product offering has once again been reinforced with Defaqto reconfirming the 5 star rating for both our home and contents insurance.

Motor
Sales of motor insurance continued to grow strongly, with GWP up 23% to £149m. First Alternative is making an increasingly important contribution to overall premiums, with GWP of £35m. As in previous Interim results, the seasonality of motor insurance business, driven predominantly by the dominance of historic August new car registrations, is reflected in sales volumes in the first half being lower than in the second half-year.

Other Insurances
Sales of other personal lines insurance, such as legal protection and annual travel, continued to grow. These insurances are value added additions to our mainstream personal lines products.

(Page 26)

Investment Business

Underlying profits in the Investment Business increased by 128% to £203m.

Financial Performance

Income Statement	**Half year ended 30.06.2005 £m**	Half year ended 30.06.2004 Pro forma £m	Half year ended 31.12.2004 Pro forma £m	Year ended 31.12.2004 Pro forma £m
Net interest income	**(28)**	(19)	(14)	(33)
Non-interest income	**4,709**	1,921	5,387	7,308
Fees and commission income	**171**	135	179	314
Fees and commission expense	**(207)**	(186)	(305)	(491)
Earned premiums on insurance contracts (net of reinsurance)	**1,580**	929	1,815	2,744
Change in value of in-force long term assurance business	**131**	(113)	217	104
Investment and other operating income	**3,034**	1,156	3,481	4,637
Net operating income	**4,681**	1,902	5,373	7,275
Operating expenses	**(4,478)**	(1,813)	(5,101)	(6,914)
Underlying operating expenses	**(395)**	(363)	(455)	(818)
Change in investment contract liabilities	**(1,615)**	51	(1,804)	(1,753)
Claims paid on insurance contracts (net of reinsurance)	**(981)**	(938)	(1,215)	(2,153)
Change in insurance contract liabilities	**(1,264)**	(563)	(1,627)	(2,190)

Change in unallocated divisible surplus	(223)			
Amounts written off fixed asset investments			1	1
Operating profit	**203**	89	273	362
Share of profits of associates and jointly controlled entities			1	1
Underlying profit before tax	**203**	89	274	363
Comprising:				
Short term fluctuations	**48**	(48)	65	17
Underlying profit before tax and before short term fluctuations	**155**	137	209	346

Short term fluctuations in investment returns in the first half of 2005 were £48m positive, compared to £48m negative in the same period last year, as a result of a fall in gilt yields and a rising stock market. Profits for the Investment Business based on long term investment return assumptions, after eliminating the effect of short term fluctuations, increased by 13% to £155m.

Embedded Value Information

The sources of profit from Long Term Assurance business accounted for on an embedded value basis under IFRS 4 are set out below. This table includes that part of our repayment insurance business accounted for on an embedded value basis but excludes investment contracts accounted for under IAS 39.

		Half year ended 30.06.2005 £m	Half year ended 30.06.2004 £m	Half year ended 31.12.2004 £m	Ye end 31.12.20
Contribution from Existing Business		**74**	81	78	1
Contribution from New Business		**112**	106	132	2
Investment Earnings using long term assumptions		**60**	51	61	1
Changes to economic assumptions		**0**	0	0	
Short term fluctuations in investment returns		**48**	(48)	65	
Profit before tax from Long Term Assurance*		**294**	190	336	5
Comprising:	Investment business	**248**	149	281	4
	Insurance business	**46**	41	55	

* Under IFRS profit before tax from Long Term Assurance business is no longer recorded in a single caption in the income statement.

The contribution from existing business is slightly lower than in 2004 reflecting the impact of favourable experience adjustments on the 2004 result. The contribution from new business is higher than in the first half of 2004, reflecting growth in new business volumes for insurance contracts which continue to be accounted for on an embedded value basis. The contribution from new business is lower than in the second half of 2004 because of the benefit of high European sales as a result of the German tax changes in the 2004 result.

The embedded value of Long Term Assurance business accounted for under IFRS 4 was £3,334m as at June 2005 (December 2004 £3,118m). Of this amount, which excludes investment contract business accounted for under IAS 39, 60% (December 2004 60%) was shareholders' funds and the balance was the value of in-force business (excluding acquired value of in-force business). The economic assumptions used in the calculation of the embedded values are unchanged from those used at the end of 2004.

New Business Profitability

Overall new business profitability on an achieved profits basis at 26% EPI was the same as for first half of 2004 but lower than the second half. Changes in product mix, for example lower mortgage protection sales as a result of the slowdown in the housing market, lower volumes of European sales and strong growth in regular premium OEIC sales, account for the changes in overall profitability. New business profitability continues to exceed our medium term target of 25% EPI.

	Half year ended 30.06.2005 %EPI*	Half year ended 30.06.2004 %EPI*	Half year ended 31.12.2004 %EPI*	Year ended 31.12.2004 %EPI*
Bancassurance	**26**	29	27	28
Intermediary	**23**	20	30	25
Wealth Management	**35**	36	47	42
Total	**26**	26	30	28

* EPI = equivalent premium income = annual premiums plus 10% of single premiums.

New business profitability on an achieved profits basis is different to the contribution from new business to embedded value profits because it includes investment contracts not accounted for on an embedded value basis and is calculated after allocating expenses on a directly attributable new business basis. Under IFRS, approximately 30% of investment business sales are now accounted for on an embedded value basis, whereas under UK GAAP the proportion was approximately 75%.

Operational Performance

Our multi-brand, multi-channel shared service model continues to deliver strong results, with overall Investment sales up 12% to £707m EPI and UK sales up 13% to £680m EPI.

Investment Sales	**Half year ended 30.06.05 Single £m**	**Half year ended 30.06.05 Annual £m**	**Half year ended 30.06.05 Total £m**	**Half year ended 30.06.05 Total EPI £m**	Half year ended 30.06.04 Single £m	Half year ended 30.06.04 Annual £m	Half year ended 30.06.04 Total £m	Half year ended 30.06.04 Total EPI £m
Life	**2,384**	**47**	**2,431**	**285**	1,960	45	2,005	241
Pensions	**949**	**128**	**1,077**	**223**	1,056	116	1,172	222
Collective Investments	**791**	**120**	**911**	**199**	964	75	1,039	171
Total	**4,124**	**295**	**4,419**	**707**	3,980	236	4,216	634
Bancassurance	**2,060**	**165**	**2,225**	**371**	2,050	111	2,161	316
Intermediary	**1,334**	**99**	**1,433**	**232**	1,298	98	1,396	228
Wealth Management	**730**	**31**	**761**	**104**	632	27	659	90
Total	**4,124**	**295**	**4,419**	**707**	3,980	236	4,216	634
Insurance Contracts*	**1,566**	**61**	**1,627**	**218**	1,537	58	1,595	212
Investment Contracts	**2,558**	**234**	**2,792**	**489**	2,443	178	2,621	422
Total	**4,124**	**295**	**4,419**	**707**	3,980	236	4,216	634

* Accounted for on an Embedded Value basis.

Bancassurance

Sales via our Bancassurance channel increased by 17% to £371m EPI, building on the significant growth of recent years and reinforcing our position as the number one Bancassurer in the UK. During 2005 our branch based adviser sales force passed the 1,000 advisers milestone (up 10% on 2004), clearly signalling our continued commitment to growth in this channel. Together with the Bank of Scotland Investment Service ('BOSIS') high net worth sales force of 250 advisers, we believe that our Bancassurance channel is the most productive in the market with approximately £550,000 EPI per active adviser achieved by branch based advisers and £650,000 EPI per adviser by BOSIS (annualised figure based on EPI in the 6 months to 30 June 2005).

Customer value, product simplicity and transparency are core to our product propositions. As a consequence, all of our Bancassurance products operate within the maximum charge levels contained within the Stakeholder Investment product requirements. We continue, however, to offer full advice to customers rather than the cheaper but riskier form of basic advice permitted for Stakeholder products.

During the first half, sales of ISAs have been particularly strong, as have equity based Child Trust Funds, where we expect to be the market leader this year. Looking forward, BOSIS is uniquely placed to benefit from the run up to Pension 'A' Day with its focus on SMEs and high net worth consumers.

Intermediary

Overall intermediary sales were up by 2% to £232m EPI, with UK intermediary sales up 5% to £205m EPI.

Our UK Intermediary business is, like BOSIS, also well positioned in respect of Pensions 'A' day. As expected, sales from multi-ties are anticipated to be modest in the near term, with most IFAs continuing to consider their options. Having signed up a number of key multi-tie accounts we are well placed when this channel does grow.

Intermediary sales outside the UK were down 18% in the first half of 2005. Sales in late 2004 were very strong as a result of changes in German tax legislation. Understandably, following the high business volumes

In late 2004, sales in the German market in the first half were lower. We are now seeing signs that sales in the German market are starting to increase but they are not expected to return to normal levels until Q4 2005.

In June, we agreed to acquire the German life assurance business, MLP Life, and to enter into a long term distribution agreement with MLP AG, one of the largest investment product distributors in Germany, with a sales force of around 2,500 highly trained advisers. This new arrangement will significantly enhance our growth prospects in the German market, not only expanding distribution but also the range of products we are able to offer via our existing distribution. Subject to regulatory approvals, the transaction is expected to complete in the second half of 2005.

In June 2005, Clerical Medical repaid the £500m loan from HBOS put in place in early 2003 utilising €750m of undated subordinated debt raised in the market.

Wealth Management

Sales at St. James's Place Capital ('SJPC') were up 15% at £104m, after a strong second quarter emphasising the continued confidence of higher net worth investors. Partner productivity improved with EPI per partner up 17% compared to the same period last year. Given the slow development of multi-ties, Partner numbers increased slightly to 1,134 compared to the end of last year. We remain optimistic that IFAs will find the SJPC multi-tie proposition particularly attractive when they consider their options. Funds under management were £10bn at June 2005 (end 2004 £9bn).

Asset Management

Insight Investment funds under management increased by 4% to £81bn. Insight's strengths in fixed income and liability driven investments have been recognised by a number of recent new investment mandates, most notably the Pension Protection Fund.

Total Group funds under management, including assets managed by SJPC, were £91bn at June 2005 (end 2004 £87bn).

Prospects

Our multi-brand, multi-channel, low cost shared service model continues to deliver strong growth, which together with our simple, transparent products delivers competitive advantage.

In our Insurance business, the prospects for sales growth, using the power of the Group's distribution, the rapidly expanding third party business and the continuing growth of esure and First Alternative, remain strong.

In our Investment business, new business product mix is less capital intensive and the profitability above target levels. Our Bancassurance channel continues to outperform its rivals both in overall sales and productivity. SJPC continues to show clear leadership in the wealth management market, and our UK intermediary business is increasing sales in profitable sectors. The slowdown in consumer spending is likely to benefit the UK savings ratio and with it the growth prospects of our Investment business.

CORPORATE

Underlying profits in Corporate increased by 29% to £757m as the strategy of controlled growth with a focus on strong returns and sound credit quality continues to generate significant and sustainable shareholder value.

Financial Performance

Income Statement	**Half year ended 30.06.2005 £m**	Half year ended 30.06.2004 Pro forma £m	Half year ended 31.12.2004 Pro forma £m	Year ended 31.12.2004 Pro forma £m
Net interest income	**1,010**	873	940	1,813
Non-interest income	**676**	477	505	982
Commitment fees	**24**	27	27	54
Guarantee fees	**16**	13	15	28
International fees	**19**	13	15	28
Transaction fees	**31**	32	43	75
Other	**94**	38	55	93
Fees and commission income	**184**	123	155	278
Fees and commission expense	**(25)**	(19)	(25)	(44)
Profit on sale of investment securities	**79**	52	39	91
Operating lease rental income	**340**	294	304	598
Other operating income	**98**	27	32	59

Net operating income	**1,686**	1,350	1,445	2,795
Operating expenses	**(685)**	(535)	(580)	(1,115)
Staff	**(215)**	(183)	(207)	(390)
Accommodation, repairs and maintenance	**(5)**	(4)	(3)	(7)
Technology	**(7)**	(9)	(12)	(21)
Marketing and communication	**(16)**	(11)	(17)	(28)
Depreciation:				
Tangible and intangible fixed assets	**(12)**	(10)	(12)	(22)
Operating lease assets	**(299)**	(203)	(208)	(411)
Other	**(53)**	(39)	(47)	(86)
Subtotal	**(607)**	(459)	(506)	(965)
Recharges:				
Technology	**(25)**	(28)	(19)	(47)
Accommodation	**(22)**	(19)	(22)	(41)
Other shared services	**(31)**	(29)	(33)	(62)
Amounts written off fixed asset investments	**(12)**	(6)	(21)	(27)
Operating profit before provisions	**989**	809	844	1,653
Impairment losses on loans and advances	**(256)**	(258)	(294)	(552)
Operating profit	**733**	551	550	1,101
Share of profits of associates and jointly controlled entities	**24**	37	62	99
Underlying profit before tax	**757**	588	612	1,200
Net interest margin	**2.45%**	2.31%	2.43%	2.37%
Net interest spread	**2.31%**	2.16%	2.24%	2.20%
Impairment losses as a % of average advances	**0.32%**	0.35%	0.38%	0.74%
Cost:income ratio	**28.1%**	29.1%	30.6%	29.9%

(Page 31)

Operating Income and Margins

Net interest income increased by 16% to £1,010m (H1 2004 £873m) and non-interest income by an even stronger 42% to £676m (H1 2004 £477m) resulting in an increase in net operating income of 25% to £1,686m (H1 2004 £1,350m). We continue to target earnings resilience in preference to market share and, as a consequence, overall operating income improved yet again.

The net interest margin for the first half of 2005 was 245 bps compared to 231bps in the first half and 243 bps in the second half of last year.

Movement in Margin	Basis Points
Net interest margin for the half year ended 31 December 2004	243
Lending margins	8
Deposit margins	(1)
Capital earnings	(5)
Net interest margin for the half year ended 30 June 2005	**245**

The very strong rise in non-interest income has been generated from a sustained focus on fees and commissions across all areas of the business. In addition, we continue to benefit from investment gains and dividends from our integrated product portfolio, which has built up over many years and provides both debt and equity financing solutions for our customers. Notwithstanding the investment gains realised in the first half, the embedded profit in our equity book was higher at the end of the period than it was at the beginning.

Operating Expenses

We remain focused on rigorous cost management without depriving the business of investment. Operating expenses, excluding operating lease depreciation, were 16% higher than in the first half of last year, but only 4% higher than in the second half of last year. With income again increasing faster in percentage terms than expenses, the cost:income ratio showed further improvement to 28.1% (H1 2004 29.1%). The increase in operating lease depreciation is partly a result of an increase in business volumes and partly a result of a review of residual values and useful lives in our vehicle businesses.

Credit Quality and Provisions

Credit quality continues to improve with impaired loans as a percentage of closing advances improving to 1.72%, down from 2.25% at June 2004 and 2.00% at end 2004.

Overall provisioning experience has also improved in the first half of 2005. Impairment losses on loans and advances amounted to £256m, equivalent to 0.32% of average advances compared to 0.35% in the first half

of last year and 0.38% in the second half.

Drive Financial Services
Drive, our successful US-based motor finance business, became a 64.5% owned subsidiary in November last year and is now fully consolidated. In the first half of 2004, it was accounted for as an associate.

Excluding Drive the net interest margin for the first half of 2005 would have been 226 bps compared to 231 bps in the first half and 238 bps in the second half of last year. Operating expenses would have been 10% higher than the first half of last year and at the same level as the second half. Impaired loans would have been £1,351m, down from £1,683m at June 2004 and £1,512m at end 2004 and impairment losses on loans and advances would have been £213m, equivalent to 0.27% of average advances, compared to 0.35% in the first half of last year and 0.37% in the second half.

(Page 32)

	As at 30.06.2005	As at 30.06.2004 Pro forma	As at 31.12.2004 Pro forma
Loans and advances to customers	**£81.7bn**	£74.7bn	£78.2bn
Impairment provisions on loans and advances	**£816m**	£908m	£829m
Impairment provisions as a % of closing advances	**1.00%**	1.22%	1.06%
Classification of loans and advances*:	**%**	%	%
Agriculture, forestry and fishing	**1**	1	1
Energy	**1**	1	1
Manufacturing industry	**7**	8	6
Construction and property:			
Property investment	**21**	22	21
Property development	**5**	4	5
Housing associations	**3**	4	3
Housebuilders	**3**	3	3
Other property	**2**	4	2
Hotels, restaurants and wholesale and retail trade	**10**	10	9
Transport, storage and communication	**5**	2	6
Financial	**9**	7	10
Other services	**17**	20	18
Individuals	**3**	3	3
Overseas residents	**13**	11	12
Total	**100**	100	100
Impaired loans	**£1,402m**	£1,683m	£1,561m
Impaired loans as a % of closing advances	**1.72%**	2.25%	2.00%
Impairment provisions as a % of impaired loans	**58%**	54%	53%
Total risk weighted assets	**£96.1bn**	£88.1bn	£92.0bn
Total customer deposits	**£42.0bn**	£33.6bn	£39.0bn

* Before impairment provisions.

Operating Performance

Asset Growth
We continue to attract a strong flow of new business with loans and advances growing at an annualised rate of 9%, to £81.7bn as we continue to exercise caution at this stage of the cycle by actively selling down underwritten positions. This 9% rate of growth is in line with that achieved in 2004. Risk weighted assets also grew at an annualised rate of 9%.

Asset Mix
The largest concentration in our lending book continues to be in property where our long experience of the risk-adjusted returns available in the sector enables us to identify value creating opportunities. The property portfolio consists of property investment 21%, property development 5%, housing associations 3%, housebuilders 3%, and other property 2%. Our property investment facilities are backed by rental streams from a wide range of covenants and our property development exposure is largely supported by pre-lets, pre-sales or additional security.

Deposit Growth
Customer deposits continued to grow strongly, increasing by an annualised 16% to £42.0bn, which further improved our self-funding ratio to 49.6%. Raising deposits continues to be a key priority for the Division.

Market Overview

The markets in which we operate are large and diverse and have the potential to deliver sustainable, profitable growth for many years to come. We provide a comprehensive and increasing range of products and services in the United Kingdom, and we also continue to extend our core competencies and expertise to the European and North American markets.

Our presence in the England and Wales markets continues to grow. Our relationship banking teams are located throughout the UK and are responsible for acquiring, developing and enhancing relationships with new and existing clients. With the introduction of Bank of Scotland branding to our Halifax branches during 2005, customers can now access cash and counter services from over 900 locations throughout the UK.

We continue to lead the market in many areas. Our integrated, joint venture, structured and acquisition finance businesses, often providing a 'one-stop' mix of mezzanine and equity in addition to traditional senior debt and working capital, continue to generate attractive volumes of business whilst at the same time optimising our return on capital. In the Public Private Partnership ('PPP') area, we continue to work closely with the public sector in the provision of social and economic infrastructure.

Our asset finance business covers the whole range of secured debt and leasing from high value aircraft, rail and marine financing to high volume office equipment financing. We also have a strong performing motor business, including our highly successful joint ventures, Renault Financial Services and Lex Vehicle Leasing.

We target carefully selected opportunities in Europe and North America from our 14 overseas offices. Our European network consists of offices in Paris, Frankfurt, Madrid, Amsterdam and Antwerp where we operate in sectors such as acquisition finance, corporate finance, commercial real estate, project finance, PPP and deposit gathering. Our North American network of 9 offices is primarily focused on continuing to deliver profitable growth through emphasis on lending to specific sectors that we know well, such as oil and gas and retirement homes.88% of our country risk exposure is in the UK, 5% in the USA, 6% in mainland Europe and 1% elsewhere. Our key focus remains on areas of the world that enjoy a stable political, economic and legal environment. We do not enter unfamiliar geographic areas with untested products.

We continue to challenge, consolidate and redesign our back office operations to improve customer service and drive down costs. Corporate Internet Banking, our enhanced on-line banking platform, won an award for being the best available internet service for businesses. Last year saw the commencement of a major systems integration programme, which will deliver significant business benefits in terms of increased revenues as well as further cost savings.

Prospects

We are confident that our reputation for working closely with customers and introducers to provide tailored, innovative and added value solutions for their financing needs will continue to attract a good flow of acceptable business opportunities. At this stage of the cycle, however, we believe it is appropriate to be particularly selective in the business we write and we will not be tempted to lower our return or risk criteria in pursuit of market share.

Our work in progress levels remain strong and with credit quality improving, we are confident that the very positive performance delivered in the first half will continue in the second half of the year.

TREASURY

Underlying profits in Treasury decreased by 20% to £110m (H1 2004 £137m) in a year of investment. Excluding the impact of IFRS derivative hedge accounting and the transfer for responsibility of the treasury operations of BankWest to Treasury, profit before tax on a like-for-like basis decreased by 5%. Asset quality remains high, and no credit provisions were required in the period.

Financial Performance

Income Statement	**Half year ended 30.06.2005**	Half year ended 30.06.2004 Pro forma	Half year ended 31.12.2004 Pro forma	Y en 31.12.2 Pro for

	£m	£m	£m	
Net interest income	**87**	85	80	
Non-interest income	**87**	104	102	:
Net trading income	**80**	100	94	
Fees and commission income	**8**		4	
Fees and commission expense	**(8)**	(10)	(6)	
Other operating income	**7**	14	10	
Net operating income	**174**	189	182	:
Operating expenses	**(64)**	(52)	(60)	(
Staff	**(33)**	(30)	(33)	
Technology	**(4)**	(3)	(3)	
Marketing and communication			(1)	
Other	**(21)**	(14)	(18)	
Subtotal	**(58)**	(47)	(55)	(
Recharges:				
Technology	**(2)**	(1)	(2)	
Accommodation	**(3)**	(3)	(3)	
Other shared services	**(1)**	(1)		
Amounts written off fixed asset investments			3	
Underlying profit before tax	**110**	137	125	:
Net interest margin (bps)*	**8**	11	8	
Cost:income ratio	**36.8%**	27.5%	32.4%	29
Total risk weighted assets	**£15.1bn**	£11.9bn	£14.8bn	£14.

* Net interest margin has been calculated as net interest income divided by average interest earning assets excluding securities classified as trading assets but including lending to other members of the group.

IFRS Derivative Hedge Accounting

The new rules on derivatives income recognition contained in IAS 39 reduced non-interest income by £25m in the first half of 2005. This impact arises from two factors. Firstly, under IFRS we now account for certain derivative transactions on an accruals basis. These transactions were previously accounted for on a net present value basis. This results in income being recognised over a longer period compared to UK GAAP, and in the first half of 2005 this reduced non-interest income by £14m. Secondly, for derivative transactions that hedge underlying banking exposures, we are required to reflect any 'hedge ineffectiveness' immediately through the profit and loss account, creating short term volatility in income recognition that can be positive or negative. In the first half of 2005 this reduced non-interest income by £11m.

Given the late finalisation of the IFRS standard affecting hedge accounting, we did not have the retrospective information available to enable us to include its impact in our 2004 IFRS pro forma results.

BankWest Treasury

In the first half of 2005, responsibility for the treasury operations of BankWest was transferred to Treasury Division. To reflect this transition the Treasury results include £5m of underlying profit before tax relating to the BankWest Treasury operation for the first time. During the second half of 2005 we intend to merge the BOS International (Australia) Limited treasury operations with the BankWest operations into a new single branch of HBOS Treasury Services based in Sydney.

The table below shows the growth in underlying profit before tax on a like for like basis after adjusting for the impact of IFRS derivative hedge accounting and BankWest Treasury results.

	Half year ended 30.06.2005 £m	Half year ended 30.06.2004 Pro forma £m
Underlying profit before tax	**110**	137
IFRS derivative hedge accounting	**25**	
Transfer of BankWest treasury operations	**(5)**	
Underlying profit before tax on a like for like basis	**130**	137

Net Interest Income

Net interest income increased 2% to £87m (H1 2004 £85m). We continue to grow our Structured Investments

Portfolio, which invests in high credit quality liquid securities. This has contributed to the increase in net interest income, although this has been offset by a reduction in income from funding and liquidity activities, where the continuing lengthening of the maturity profile of wholesale funding liabilities, in line with the Group's funding plans, has depressed the net interest margin.

Non-interest Income
Non-interest income decreased 16% to £87m (H1 2004 £104m), but excluding the impact of the first time inclusion of IFRS derivative hedge accounting and the transfer of the treasury operations of BankWest, on a like-for-like basis non-interest income increased by 3% to £107m.

Our Sales business has had a solid first half with sales of core treasury products to high value and mid value corporate customers up 10% year on year. Total sales revenues, however, have remained flat year on year due to a reduction in structured derivative income. Trading revenues are ahead of last year with a strong performance from our credit trading business, offset by a reduction in derivative trading income.

Costs
Costs for the period were £64m, up 23% (H1 2004 £52m), reflecting the previously flagged investment in the business and its infrastructure. The rise in staff and other costs is due to increased resources required to support new business initiatives, including the enhancement of our sales capability and the implementation of a new Treasury branch office in Australia. The cost increase also includes project spend and the upgrading of our operating infrastructure.

Asset Quality
We maintain a cautious policy to avoid sub-investment grade investments, reflected by the continued high quality of our interbank and structured investment portfolios with 99% of total assets rated A or above. During the period no credit provisions were required.

(Page 36)

Operational Performance

Market Overview
Our Treasury operations provide and manage prudential and regulatory liquidity and wholesale multi-currency funding for the HBOS Group. Treasury is also responsible for arranging the Group's debt capital issuance and asset securitisation programmes. In addition, a range of treasury services is provided to other Group divisions and their customers including SMEs and large corporate customers of the Corporate Division. The Sales function within Treasury works with customers to develop risk management solutions tailored to meet their specific needs, and revenues relating to this activity continue to grow. We remain focused on delivering high quality business, principally derived from both internal and external customer flow business.

HBOS Treasury Services plc in New York serves to diversify our sources of funding and seek new pools of investors, by utilising the US market as a long term and reliable source of funding for the HBOS Group.

We have also expanded our capital markets business to manage the origination of own asset backed and third party transactions, where some form of securitisation is required, as well as working closely with our Corporate colleagues and their customers to provide capital market solutions.

Funding
Treasury has been active in supporting the Group's capital and funding plans. In the first half we arranged two capital issues in the name of HBOS plc: a €750m Lower Tier 2 issue maturing in 2030 with an issuer's call option in 2025 and a groundbreaking £750m preference share perpetual with an issuer's call option in 2015 which was the first Benchmark Sterling Tier 1 issue to be marketed both to institutional investors and retail intermediaries, further diversifying HBOS's investor base. In addition, Clerical Medical Finance plc issued a €750m Upper Tier 2 perpetual with an issuer's call option in 2015, enabling the repayment of the £500m loan put in place in 2003 between Clerical Medical Investment Group and HBOS plc.

Public issues of senior debt have included a €1,250m floating rate note due 2012. Issuance of structured notes has increased significantly, helping both to reduce the cost of funding and extend the maturity profile.

We have continued to issue from both of the HBOS covered bond programmes, completing a 5 year Sterling issue and a 15 year Euro issue from the social housing and residential mortgage programmes respectively. We also arranged two further securitisations from the Permanent Master Trust mortgage programme raising the currency equivalent of approximately £8.5bn. Further diversification within this market was achieved with the completion of our first securitisation of residential mortgages originated by the Amsterdam branch of Bank of Scotland.

Prospects

In the second half of 2005 we will continue to expand our product offerings and treasury related services to the Group and its customers. Access to Group customers and our increased sales penetration underpins our confidence in the wider growth potential for Treasury within the Group businesses. Our risk appetite and cautious approach to Treasury products and services, however, is unaltered.

INTERNATIONAL

In Sterling terms, underlying profits in International increased by 5% to £153m. During a phase of investment, good business growth levels were seen in both Australia and Ireland. The results of our overseas businesses are converted to Sterling monthly at the average exchange rate for the month and the performance of these overseas businesses in local currency terms is described in the following pages.

Financial Performance

Income Statement	**Half year ended 30.06.2005 £m**	Half year ended 30.06.2004 Pro forma £m	Half year ended 31.12.2004 Pro forma £m	Year ended 31.12.2004 Pro forma £m
Net interest income	**280**	222	277	499
Non-interest income	**72**	70	60	130
Fees and commission income	**58**	47	49	96
Fees and commission expense	**(4)**	(5)	(9)	(14)
Operating lease rental income	**12**	11	9	20
Other operating income	**6**	17	11	28
Net operating income	**352**	292	337	629
Operating expenses	**(174)**	(132)	(171)	(303)
Staff	**(89)**	(68)	(82)	(150)
Accommodation, repairs and maintenance	**(14)**	(8)	(12)	(20)
Technology	**(8)**	(4)	(2)	(6)
Marketing and communication	**(12)**	(8)	(14)	(22)
Depreciation:				
Tangible and intangible fixed assets	**(8)**	(8)	(9)	(17)
Operating lease assets	**(10)**	(9)	(8)	(17)
Claims payable	**(1)**		(1)	(1)
Other	**(32)**	(27)	(43)	(70)
Amounts written off fixed asset investments	**(2)**	(1)	2	1
Operating profit before provisions	**176**	159	168	327
Impairment losses on loans and advances	**(24)**	(15)	(15)	(30)
Share of profits/(losses) of associates and jointly controlled entities	**1**	2	(1)	1
Underlying profit before tax	**153**	146	152	298
Net interest margin	**2.16%**	2.17%	2.35%	2.26%
Impairment losses as a % of average advances	**0.10%**	0.08%	0.07%	0.14%
Cost:income ratio	**48.1%**	43.6%	49.1%	46.6%

The overseas currency earnings are converted to Sterling monthly, at the average exchange rate for the month. The average exchange rates for the respective periods reported were:

	Half year ended 30.06.2005	Half year ended 30.06.2004 Pro forma	Half year ended 31.12.2004 Pro forma	Year ended 31.12.2004 Pro forma
£1 : Australian Dollar	**2.42261**	2.46780	2.51289	2.49120
£1 : Euro	**1.45823**	1.48454	1.46357	1.47413

The closing exchange rates used in the conversion of the overseas balance sheets were:

	30.06.2005	30.06.2004	31.12.2004
£1 : Australian Dollar	**2.35265**	2.60672	2.48007
£1 : Euro	**1.48261**	1.48901	1.41808

As at As at

	30.06.2005	30.06.2004 Pro forma	31.12.: Pro f(
Loans and advances to customers	**£26.8bn**	£18.9bn	£23
Impairment provisions on loans and advances:	**£161m**	£139m	£1
Impairment provisions as a % of closing advances	**0.60%**	0.74%	0.
Classification of loans and advances*:	**%**	%	
Agriculture, forestry and fishing	**2**	2	
Energy	**1**	2	
Manufacturing industry	**4**	5	
Construction and property	**23**	22	
Hotels, restaurants and wholesale and retail trade	**11**	14	
Transport, storage and communication	**3**	3	
Financial	**2**	3	
Other services etc.	**9**	10	
Individuals: Home mortgages	**34**	28	
Other personal lending	**7**	8	
Overseas residents	**4**	3	
	100	100	
Impaired loans	**£366m**	£301m	£2
Impaired loans as a % of closing advances	**1.37%**	1.59%	1.
Impairment provisions as a % of impaired loans	**44%**	46%	
Total risk weighted assets	**£23.2bn**	£17.6bn	£20
Total customer deposits	**£12.2bn**	£8.1bn	£9

* Before impairment provisions.

Australia

During a period of investment and consolidation for future growth, our operations in Australia are performing strongly. Underlying profit before tax of A$256m was around the same level as in the half year ended 30 June 2004, despite a substantial investment in the business. The underlying result was achieved by strong income growth, which financed increased investment as we continued to expand our activities. Our Treasury operations in BankWest have been transferred to Treasury Division and details of the effects of this transfer are given below.

Financial Performance

Income Statement	**Half year ended 30.06.2005 A$m**	Half year ended 30.06.2004 Pro forma A$m	Half year ended 31.12.2004 Pro forma A$m	Year ended 31.12.2004 Pro forma A$m
Net interest income	**451**	400	441	841
Non-interest income	**141**	128	114	242
Fees and commission income	**121**	103	94	197
Fees and commission expense	**(7)**	(9)	(23)	(32)
Operating lease rental income	**11**	7	9	16
Other operating income	**16**	27	34	61
Net operating income	**592**	528	555	1,083
Operating expenses	**(301)**	(249)	(304)	(553)
Staff	**(157)**	(128)	(142)	(270)
Accommodation, repairs and maintenance	**(20)**	(18)	(19)	(37)
Technology	**(16)**	(9)	(2)	(11)
Marketing and communication	**(20)**	(17)	(24)	(41)
Depreciation:				
Tangible and intangible fixed assets	**(14)**	(14)	(16)	(30)
Operating lease assets	**(8)**	(5)	(7)	(12)
Claims payable	**(1)**		(2)	(2)
Other	**(65)**	(58)	(92)	(150)

Operating profit before provisions	**291**	279	251	530
Impairment losses on loans and advances	**(38)**	(21)	(26)	(47)
Share of profits of associates and jointly controlled entities	**3**	2	5	7
Underlying profit before tax	**256**	260	230	490
Net interest margin	**2.39%**	2.42%	2.40%	2.41%
Impairment losses as a % average advances	**0.10%**	0.06%	0.08%	0.14%
Cost:income ratio	**50.1%**	46.7%	54.0%	50.4%

Transfer of Treasury Business
Following the creation of HBOS Australia, the BankWest Treasury operations have been transferred to HBOS Treasury Division in advance of the planned merger of the Australian Treasury operations later this year. Including Treasury in the 30 June 2005 result indicates that net operating income rose by 15%, operating expenses rose by 22% and underlying profit before tax rose by 3% in comparison to the first half of 2004. The commentary below relates to the numbers as they appear on the income statement.

Net Interest Income
Net operating income rose 12% compared to the first half of 2004. Net interest income increased by 13% as a result of 20% annualised growth in advances. The interest margin of 2.39% for the first half of 2005 compares with 2.40% for second half of 2004 and 2.42% for the first half of 2004.

Movement in margin	**Basis points**
Net interest margin for the half year ended 31 December 2004	240
Lending Margin	(1)
Wholesale funding	-
Net interest margin for the half year ended 30 June 2005	**239**

(Page 40)

Non-interest Income
Non-interest income also rose by 10% over the comparable 2004 period. Over the same period fee income increased by 17% reflecting the level of growth in advances as well as restructuring of fees within the Asset Finance Division. Operating lease income increased due to growth in the underlying operating lease business.

Costs
Operating expenses increased 21% to A$301m compared to the six months ended June 2004, but are in line with the six months ended December 2004. This reflects our investment in brand recognition and growth. The main areas of expense growth include customer facing staff, improvements to internal processes, IT infrastructure, new product delivery and regulatory compliance.

Asset and Deposit Growth
Advances grew by an annualised 20% during the first half year 2005 with continued growth in the residential and commercial books.

Customer deposits grew by 38% annualised to A$17.7bn during the six month period as a result of the continued success of a retail deposits initiative implemented in late 2004 and the flow of commercial deposits through the Specialist Deposit Services unit also established late last year.

Credit Quality
The credit quality of the book remains sound with the level of impaired loans to closing advances at 0.94%. The level of impaired loans is higher than the historically low levels of 0.76% at end 2004 but has remained steady in relation to the comparable period. Impairment losses as a percentage of average advances have increased slightly to 0.10%.

	As at 30.06.2005	As at 30.06.2004 Pro forma	As at 31.12.2004 Pro forma
Loans and advances to customers	**A$39.8bn**	A$33.1bn	A$36.2bn
Impairment provisions on loans and advances	**A$201m**	A$181m	A$177m
Impairment provisions as a % of closing advances	**0.51%**	0.55%	0.49%
Classification of loans and advances*:	**%**	%	%
Agriculture, forestry and fishing	**3**	3	3
Energy	**1**	3	3
Manufacturing industry	**3**	4	3

Construction and property	**25**	22	21
Hotels, restaurants and wholesale and retail trade	**7**	8	8
Transport, storage and communication	**3**	2	2
Financial	**3**	3	7
Other services etc.	**8**	8	8
Individuals: Home mortgages	**40**	40	37
Other personal lending	**6**	7	7
Overseas residents	**1**		1
	100	100	100
Impaired loans	**A$373m**	A$312m	A$276m
Impaired loans as a % of closing advances	**0.94%**	0.94%	0.76%
Impairment provisions as a % of impaired loans	**54%**	58%	64%
Total risk weighted assets	**A$33.0bn**	A$29.2bn	A$30.2bn
Total customer deposits	**A$17.7bn**	A$11.8bn	A$14.9bn

* Before impairment provisions.

(Page 41)

Operational Performance

The Australian operations expansion into the East Coast markets is gathering momentum on a number of fronts.

Our Retail Division continued a push into the national market through a product-led strategy to build new market share supported by marketing and PR campaigns. The focus on deposits was maintained, with the TeleNet direct deposit products receiving Best New Product at the recent Australian Banking & Finance Awards. This offering was followed by a well received home loan product and the BankWest Zero MasterCard, launched in May. Brand awareness is growing and the first of our East Coast shop front retail stores was opened in Brisbane on 4 July.

In our Business Division, we continue to expand into the East Coast well ahead of our plan for business written and staff recruitment. During the period, three new business centres were opened on the East Coast. The response from local businesses has been strong and we plan to open further points of representation before the end of 2005. We have continued to grow our industry specialisation program providing specialist financial solutions and innovative products to a number of industries.

Through our Corporate Division, under BOS International, we continue to hold a market leading position as an arranger of transactions across the Leveraged and Acquisition Finance, Property, Project and Infrastructure markets. While we have actively grown our Australian market share, we also opened an office in Auckland, New Zealand during February 2005 and have quickly established a market presence. This complements our existing offices in Sydney, Melbourne, Brisbane and Perth.

Capital Finance, our Asset Finance Division performed strongly with record profitability. During the period receivables reached A$8.3bn, with the Personal Finance, Business Finance and Property Finance business units all showing good growth. Property Finance contributed strongly in a generally softer market largely as a result of the strong partner relationships with reputable builders and developers. Business Finance introduced new lines of business including cash flow finance and floor plan finance. Personal Finance continued to target profitable and high profile motor dealers with wholesale and retail facilities.

Our Insurance & Investment Division through the St Andrew's brand completed the acquisition of RACV Financial Services in Victoria. This will expand the reach of wealth management and life insurance products, consistent with our aim to bring more competition to the market with low cost, simple products.

Prospects

Performance in the first half of the year has been encouraging on a number of fronts, underpinning our expectation that the Australian market offers real opportunities for us. During the remainder of 2005, we will continue to focus our investment programme on supporting strategic plans and long term growth targets.

(Page 42)

During the six month period Bank of Scotland (Ireland) ('BoSI') continued its trend of strong growth. Underlying profits increased 20% to €71m. Advances were up an annualised 34% in the half year, strong growth being recorded across all areas, and for customer deposits annualised growth was an impressive 47%.

Financial Performance

Income Statement	**Half year ended 30.06.2005 €m**	Half year ended 30.06.2004 Pro forma €m	Half year ended 31.12.2004 Pro forma €m	Year ended 31.12.2004 Pro forma €m
Net interest income	**136**	102	133	235
Non-interest income	**22**	22	19	41
Fees and commission income	**11**	13	10	23
Fees and commission expense	**(2)**	(4)	1	(3)
Operating lease rental income	**11**	12	7	19
Other operating income	**2**	1	1	2
Net operating income	**158**	124	152	276
Operating expenses	**(71)**	(56)	(60)	(116)
Staff	**(34)**	(27)	(35)	(62)
Accommodation, repairs and maintenance	**(8)**	(2)	(6)	(8)
Technology	**(2)**	(1)	(1)	(2)
Marketing and communication	**(5)**	(3)	(4)	(7)
Depreciation:				
Tangible and intangible fixed assets	**(3)**	(3)	(4)	(7)
Operating lease assets	**(9)**	(11)	(6)	(17)
Other	**(10)**	(9)	(4)	(13)
Amounts written off fixed asset investments	**(3)**	(1)	3	2
Operating profit before provisions	**84**	67	95	162
Impairment losses on loans and advances	**(12)**	(9)	(7)	(16)
Share of profits/(losses) of associates and jointly controlled entities	**(1)**	1	(3)	(2)
Underlying profit before tax	**71**	59	85	144
Net interest margin	**1.80%**	2.06%	1.98%	2.01%
Impairment losses as a % of average advances	**0.09%**	0.11%	0.06%	0.16%
Cost:income ratio	**42.5%**	40.2%	36.2%	37.9%

Net Interest Income
Net interest income grew 33% to €136m driven mainly by advances growth with the net interest margin declining to 1.80%.

Movement in margin	**Basis points**
Net interest margin for the half year ended 31 December 2004	198
Mortgages	(2)
Business Banking product spread	(8)
Funding and other movements	(8)
Net interest margin for the half year ended 30 June 2005	**180**

The margin reduction in the period arose through a combination of factors including the impact of the move into retail mortgages from July 2004, a tightening of the Business Banking margins as a result of the increased competition arising from our continued growth and a change in funding factors.

Costs
Operating expenses increased by 27% on the same period last year, driven by our investment in Retail expansion and the increased accommodation costs associated with the recent relocation of premises in Dublin.

Credit Quality
Credit quality remained strong with impaired loans as a percentage of advances remaining in line with the previous period at 2.09%. Impairment losses as a percentage of average advances were also in line with last year at 0.09%.

	As at 30.06.2005	As at 30.06.2004 Pro forma	As at 31.12.2004 Pro forma
Loans and advances to customers	**€14.7bn**	€9.2bn	€12.6bn
Impairment provisions on loans and advances	**€111m**	€103m	€102m
Impairment provisions as a % of closing advances	**0.76%**	1.12%	0.81%
Classification of loans and advances*:	**%**	%	%
Agriculture, forestry and fishing	**1**	1	1
Energy		1	
Manufacturing industry	**6**	8	7
Construction and property	**21**	24	20
Hotels, restaurants and wholesale and retail trade	**17**	26	19
Transport, storage and communication	**2**	3	2
Financial	**2**	2	2
Other services etc.	**9**	15	10
Individuals: Home mortgages	**24**	3	24
Other personal lending	**8**	9	6
Overseas residents	**10**	8	9
	100	100	100
Impaired loans	**€307m**	€270m	€261m
Impaired loans as a % of closing advances	**2.09%**	2.93%	2.07%
Impairment provisions as a % of impaired loans	**36%**	38%	39%
Total risk weighted assets	**€13.6bn**	€9.5bn	€11.8bn
Total customer deposits	**€6.9bn**	€5.3bn	€5.6bn

* Before impairment provisions.

Operational Performance

Our Business Banking Division is now firmly established as the number 2 player in the Irish market with advances and business volumes growing by 16% and 15% in the first half of 2005. The pipeline level of business is at a record high. Each of the three main divisions; Property, Business Banking and Regional Banking saw continued growth in volumes and profits. Customer demand in both Dublin and the rest of the country is buoyant and we remain focused on delivering organic growth in this core part of our business in Ireland.

Our retail homeloans offering started to show the benefits of local management and the restructuring of the asset finance and retail homeloans businesses into a broker focused intermediary sales division. Advances to customers were up 18% to €3bn in the six month period. We have expanded the product range with the launch of a buy to let product aimed at the broker market and we plan further product launches later in the year as we aim to increase the choice available in the market to consumers. The mortgage market in Ireland continues to grow and we remain confident in our ability to capture further market share.

In March we announced the acquisition of the Irish Electricity Supply Board ('ESB') retail business for approximately €120m.

(Page 44)

This move provides us with access to a core network of branches and in addition, we are able to offer employment to over 400 experienced colleagues across the country. We will also provide the ESB's Billpay and cash payment facilities currently offered through these branches, which will give us access to over 185,000 ESB existing loan customers. This will add to our existing retail customer base through our home loan and motor businesses, which have already attracted over 100,000 customers.

The deal demonstrates our resolve to provide Irish consumers real choice in their banking. As part of that choice, customers will have the option of dealing with us through this new branch network, internet/telephone channels and our existing intermediary network. We will open the refurbished branches from November 2005 onwards when we also plan to open a Customer Service Centre in Dundalk that will employ up to 300 new colleagues.

Prospects

The underlying economic conditions in Ireland continue to be positive and the Bank of Scotland brand is well regarded, as further evidenced by the very positive public reaction to the ESB deal. We see exciting organic growth opportunities ahead as we establish market presence via the new branch, internet and telephone channels.

FINANCIAL REVIEW

Group underlying profit before tax increased by £370m to £2,359m before charging £130m relating to mortgage endowment compensation and before grossing up embedded value profits for policyholder tax paid on Long Term Assurance contracts of £35m.

	Half year ended 30.06.2005	Half year ended 30.06.2004 Pro forma	Half year ended 31.12.2004 Pro forma	Year ended 31.12.2004 Pro forma
	£m	£m	£m	£m
Profit before tax	**2,264**	1,967	2,145	4,112
Add back:				
Merger integration costs		22	26	48
Mortgage endowment compensation	**130**		130	130
Goodwill impairment			6	6
Gross up for policyholder tax	**(35)**			
Underlying profit before tax	**2,359**	1,989	2,307	4,296

Divisional financial performance can be summarised as follows:

Half year ended 30 June 2005	**Retail**	**Insurance & Investment**	**Corporate**	**Treasury**	**International**	**Group Items**	**Half year ended 30.06.05**	**Ha 3(Pro**
	£m	**£m**	**£m**	**£m**	**£m**	**£m**	**£m**	
Net interest income	1,982	16	1,010	87	280		3,375	
Non-interest income[(1)]	500	5,160	676	87	72		6,495	
Net operating income	2,482	5,176	1,686	174	352		9,870	
Operating expenses[(2)]	(1,036)	(4,729)	(685)	(64)	(174)	(99)	(6,787)	(
Amounts written off fixed asset investments			(12)		(2)		(14)	
Operating profit before provisions	1,446	447	989	110	176	(99)	3,069	
Impairment losses on loans and advances	(473)		(256)		(24)		(753)	
Share of profits/(losses) of associates and jointly controlled entities	9	(11)	24		1		23	
Non-operating income	20						20	
Underlying profit before tax	**1,002**	**436**	**757**	**110**	**153**	**(99)**	**2,359**	
Half year ended 30 June 2004								
Underlying profit before tax	931	283	588	137	146	(96)	1,989	
Increase/(decrease) in underlying profit before tax	**8%**	**54%**	**29%**	**(20)%**	**5%**	**(3)%**	**19%**	

(1) Before grossing up embedded value profits for policyholder tax paid on Long Term Assurance contracts.
(2) Excluding merger integration costs and mortgage endowment compensation.

Group underlying profit before tax for the first half of 2005 at £2,359m was 19% higher than the first half of 2004. Asset led growth in net interest income with underlying non-interest income 21% higher than the first half of 2004 and tight cost control were the key drivers for profit growth.

Basic earnings per share increased by 9% to 39.5p (H1 2004 36.1p). Underlying earnings per share rose 15% to 41.8p (H1 2004 36.5p) and the interim dividend increased by 9% to 11.75p. The interim dividend will be paid on 7 October 2005 to ordinary shareholders on the register at the close of business on 12 August 2005.

Ordinary shareholders are being offered the facility to use the proceeds of their ordinary dividend to purchase HBOS plc ordinary shares through a Dividend Reinvestment Plan.

Post tax return on mean equity ('ROE') increased to 19.6% for the first half of 2005 from 19.0% in the same period last year. ROE is calculated by dividing underlying profit attributable to ordinary shareholders by the monthly average of ordinary shareholders' funds.

The Group's Target ROE, which also excludes the impact of short term fluctuations on investment returns and changes to economic assumptions in our investment businesses, for the first half of 2005 decreased to 19.2% compared to 19.4% for the same period last year.

	Half year ended 30.06.2005	Half year ended 30.06.2004 Pro forma	Half year ended 31.12.2004 Pro forma	Year ended 31.12.2004 Pro forma
	£m	£m	£m	£m
Post tax return				
Profit attributable to ordinary shareholders	**1,542**	1,388	1,510	2,898
Merger integration costs		16	18	34
Mortgage endowment compensation	**91**		91	91
Goodwill impairment			6	6
Underlying profit attributable to ordinary shareholders	**1,633**	1,404	1,625	3,029
Mean Equity	**16,811**	14,848	16,034	15,395
	%(1)	%(1)	%(1)	%
Post tax return on mean equity	**19.6**	19.0	20.2	19.7
Short term fluctuations in investment returns and changes to economic assumptions	**(0.4)**	0.4	(0.6)	(0.1)
Target post tax return on mean equity	**19.2**	19.4	19.6	19.6

(1) Annualised.

Net Interest Income

Net interest income increased by 12% to £3,375m, reflecting annualised asset growth of 10% and a slight increase in Group net interest margin compared to the corresponding period last year. The Group net interest margin is broadly stable compared to the second half.

	Half year ended 30.06.2005	Half year ended 30.06.2004 Pro forma	Half year ended 31.12.2004 Pro forma	Year ended 31.12.2004 Pro forma
	£m	£m	£m	£m
Interest receivable	**12,434**	10,231	11,983	22,214
Interest payable	**(9,059)**	(7,222)	(8,714)	(15,936)
Net interest income	**3,375**	3,009	3,269	6,278
Average balances				
Interest earning assets:				
- Loans and advances	**336,748**	309,319	320,719	315,050
- Securities and other liquid assets	**41,972**	33,492	37,989	35,753
	378,720	342,811	358,708	350,803
Group net interest margin(1)	**1.80%(2)**	1.77%(2)	1.81%(2)	1.79%
Divisional net interest margins:				
Retail	**1.82%**	1.83%	1.84%	1.84%
Corporate	**2.45%**	2.31%	2.43%	2.37%

Treasury	**0.08%**	0.11%	0.08%	0.09%
International	**2.16%**	2.17%	2.35%	2.26%

(1) Financial assets held for trading within treasury operations and debt securities designated as fair value through the income statement are excluded from the net interest margin calculation.
(2) Annualised.

(Page 48)

Non-interest Income

Underlying non-interest income increased by 21% to £1,901m. Net fees and commission increased 6%, with strong growth in both Retail and Corporate. After adjusting for the adverse impact of the introduction of derivative hedge accounting under IFRS, net trading income is in line with the first half of 2004. The increase of 75% in earned premiums on insurance contracts (net of reinsurance) reflects the high level of new business sales since the first half of 2004. Net investment income from long term assurance business, which includes the impact of £48m of positive short term fluctuations in investment returns (H1 2004, negative £48m), is higher than the first half of 2004 driven by changes in asset values following the strong recovery in the stock market. The increases in change in investment contract liabilities and change in insurance contract liabilities are driven by the same factors as these latter two items, namely increases in new business levels and the recovery of the stock market.

	Half year ended 30.06.2005 £m	Half year ended 30.06.2004 Pro forma £m	Half year ended 31.12.2004 Pro forma £m	Year ended 31.12.2004 Pro forma £m
Fees and commission income	**1,027**	908	881	1,789
Fees and commission expense	**(524)**	(433)	(483)	(916)
Earned premiums on insurance contracts (net of reinsurance)	**2,176**	1,242	2,206	3,448
Net trading income	**80**	105	103	208
Change in value of in-force Long Term Assurance Business	**135**	(108)	220	112
Other operating income:				
Profit on sale of investment securities	**80**	78	30	108
Operating lease rental income	**352**	305	313	618
Net investment income from Long Term Assurance Business and other income[1]	**3,169**	1,242	3,676	4,918
Non-interest income	**6,495**	3,339	6,946	10,285
Amounts written off fixed asset investments	**(14)**	(7)	(15)	(22)
Operating lease depreciation	**(309)**	(212)	(216)	(428)
Change in investment contract liabilities	**(1,615)**	51	(1,804)	(1,753)
Claims paid on insurance contracts (net of reinsurance)	**(1,169)**	(1,037)	(1,351)	(2,388)
Change in insurance contract liabilities	**(1,264)**	(563)	(1,627)	(2,190)
Change in unallocated divisible surplus	**(223)**			
Underlying non-interest income	**1,901**	1,571	1,933	3,504

(1) Before grossing up embedded value profits for policyholder tax paid on Long Term Assurance contracts.

(Page 49)

Operating Expenses

Underlying operating expenses increased by 7% and, compared with the second half of 2004, decreased by 4%.

The increase of £153m over the first half of 2004 includes the planned investment in people and infrastructure in Australia, Ireland and Treasury as well as a full six month charge for Drive which did not become a subsidiary until November 2004. The cost of employee share schemes rose by £15m in the first half of 2005 as the cumulative value of schemes being charged to the income statement increases following the transition

to IFRS.

We remain confident that for the year as a whole underlying cost growth, excluding the planned investment in Australia, Ireland and Treasury, will be contained within our target of retail price inflation.

	Half year ended 30.06.2005 £m	Half year ended 30.06.2004 Pro forma £m	Half year ended 31.12.2004Pro forma £m	Year ended 31.12.2004 Pro forma £m
Staff	**1,139**	1,094	1,195	2,289
Accommodation, repairs and maintenance	**185**	188	192	380
Technology	**117**	131	132	263
Marketing and communication	**170**	186	165	351
Depreciation:				
Tangible and intangible fixed assets	**195**	188	197	385
Other	**401**	267	426	693
Underlying operating expenses	**2,207**	2,054	2,307	4,361
Operating lease depreciation	**309**	212	216	428
Change in investment contract liabilities	**1,615**	(51)	1,804	1,753
Claims paid on insurance contracts (net of reinsurance)	**1,169**	1,037	1,351	2,388
Change in insurance contract liabilities	**1,264**	563	1,627	2,190
Change in unallocated divisible surplus	**223**			
Total	**6,787**	3,815	7,305	11,120

Cost:income Ratio

With underlying operating income up 15% and the growth in underlying operating expenses held at 7%, the Group cost:income ratio improved to 41.8% from 44.8% compared to the same period last year and the Banking Divisions' cost:income ratio also improved to 40.0% from 42.4%.

	Half year ended 30.06.2005 £m	Half year ended 30.06.2004 Pro forma £m	Half year ended 31.12.2004 Pro forma £m	ei 31.12.: Pro fi
Operating expenses	**6,787**	3,815	7,305	11
Operating lease depreciation	**(309)**	(212)	(216)	
Change in investment contract liabilities	**(1,615)**	51	(1,804)	(1
Claims paid on insurance contracts (net of reinsurance)	**(1,169)**	(1,037)	(1,351)	(2
Change in insurance contract liabilities	**(1,264)**	(563)	(1,627)	(2
Change in unallocated divisible surplus	**(223)**			
Underlying operating expenses	**2,207**	2,054	2,307	4
Net operating income[1]	**9,870**	6,348	10,215	1€
Amounts written off fixed asset investments	**(14)**	(7)	(15)	
Operating lease depreciation	**(309)**	(212)	(216)	
Change in investment contract liabilities	**(1,615)**	51	(1,804)	(1
Claims paid on insurance contracts (net of reinsurance)	**(1,169)**	(1,037)	(1,351)	(2
Change in insurance contract liabilities	**(1,264)**	(563)	(1,627)	(2
Change in unallocated divisible surplus	**(223)**			
Underlying operating income	**5,276**	4,580	5,202	ς
Group cost:income ratio	**41.8%**	44.8%	44.3%	4
Banking Divisions' cost:income ratio[2]	**40.0%**	42.4%	42.6%	4

The Banking Divisions' cost:income ratios are summarised below:

	Half year ended 30.06.2005	Half year ended 30.06.2004 Pro forma	Half year ended 31.12.2004 Pro forma	Year ended 31.12.2004 Pro forma
	%	%	%	%
Retail	**41.7**	45.9	44.5	45.2
Corporate	**28.1**	29.1	30.6	29.9
Treasury	**36.8**	27.5	32.4	29.9
International	**48.1**	43.6	49.1	46.6

(1) Before grossing up embedded value profits for policyholder tax paid on Long Term Assurance contracts.

(2) Banking Divisions' cost:income ratio includes Group Items but excludes the Insurance & Investment division.

(Page 51)

Group Items

Group Items principally comprise the gross expenses of managing the Group, including technology so far as it is not devolved to divisions, accommodation and other shared services such as cheque clearing, mailing, etc. The costs of technology, accommodation and other shared services (other than those borne directly by Group functions) are subsequently recharged to divisions according to their usage and are shown under the operating expense analysis for each division. The net cost of Group Items increased by £3m in the first half of 2005 relative to the same period last year.

	Half year ended 30.06.2005	Half year ended 30.06.2004 Pro forma	Half year ended 31.12.2004 Pro forma	Year ended 31.12.2004 Pro forma
	£m	£m	£m	£m
Staff	**104**	107	118	225
Accommodation, repairs and maintenance	**153**	153	162	315
Technology	**47**	50	52	102
Marketing and communication	**28**	34	18	52
Depreciation:				
Tangible and intangible fixed assets	**108**	98	102	200
Other	**114**	72	102	174
Sub total	**554**	514	554	1,068
Less Recharges:				
Technology	**(186)**	(177)	(178)	(355)
Accommodation	**(162)**	(147)	(180)	(327)
Other shared services	**(107)**	(94)	(99)	(193)
Total	**99**	96	97	193

(Page 52)

Balance Sheet Analysis

Loans and advances to customers increased by an annualised 10% to £329.4bn from 31 December 2004. Within Retail, loans and advances increased by 8%, in Corporate by 9% and in International by 28% on an annualised basis.

Customer deposits grew £7.6bn (annualised 8%) to £196.2bn and wholesale funding increased by £12.3bn (annualised 15%) to £176.7bn.

	Retail	**Corporate**	**Treasury**	**International**	**Total 30.06.2005**	31. Pr
	£bn	£bn	£bn	£bn	**£bn**	
Loans and advances to	217.8	81.7	3.1	26.8	**329.4**	

customers					
Impairment provisions	1.6	0.8		0.2	**2.6**
Loans and advances to customers (before provisions)	219.4	82.5	3.1	27.0	**332.0**
Total risk weighted assets	107.6	96.1	15.1	23.2	**243.1***
Total customer deposits	129.7	42.0	12.3	12.2	**196.2**

* Includes risk weighted assets of £1.1bn (31 December 2004 £1.1bn) attributable to Insurance & Investment.

Classification of loans and advances

The mix of the Group's gross lending portfolio at the period end is summarised in the following table:

	As at 30.06.2005	As at 30.06.2004 Pro forma	As at 31.12.2004 Pro forma
	%	%	%
Energy		1	
Manufacturing industry	**2**	2	2
Construction and property	**10**	11	10
Hotels, restaurants and wholesale and retail trade	**3**	3	4
Transport, storage and communication	**2**	2	2
Financial	**3**	3	3
Other services	**6**	6	6
Individuals:			
Residential Mortgages	**62**	61	61
Other Personal	**8**	7	8
Overseas residents	**4**	4	4
Total	**100**	100	100

Impairment Provisions and Impaired Loans

The total charge for loan impairment losses against Group profits was £753m (H1 2004 £602m) representing 0.23% of average customer lending (H1 2004 0.21%).

	Total £m
At 1 January 2005	2,536
Amounts written off during the half year	(681)
Charge for the half year	753
Recoveries of amounts previously written off	30
Exchange movements	5
Less: Unwind of impairment provision discount*	(45)
Closing balance at 30 June 2005	**2,598**

* Unwind of impairment provision discount represents the unwind of the discounted element of the provision during the period.

Closing provisions as a percentage of closing customer advances are analysed in the following table:

	As at 30.06.2005		As at 30.06.2004 Pro forma		As at 31.12.2004 Pro forma	
	£m	**As % of customer advances**	£m	As % of customer advances	£m	As % of customer advances
Total impairment provisions	**2,598**	**0.79**	2,527	0.85	2,536	0.81

Impaired loans as a percentage of closing customer advances and impairment provisions as a percentage of impaired loans are analysed by division in the following table:

	Impaired loans as %	**Impairment provisions as % of**

		Customer advances £bn	Impaired loans £m	of customer advances %	Impairment provisions £m	impaired loans %
As at 30 June 2005						
Retail:	**Secured**	**200.6**	**3,697**	**1.84**	**381**	**10**
	Unsecured	**17.2**	**1,840**	**10.70**	**1,240**	**67**
	Total	**217.8**	**5,537**	**2.54**	**1,621**	**29**
Corporate		**81.7**	**1,402**	**1.72**	**816**	**58**
Treasury		**3.1**				
International		**26.8**	**366**	**1.37**	**161**	**44**
Total		**329.4**	**7,305**	**2.22**	**2,598**	**36**
As at 31 December 2004 (Pro forma)						
Retail:	Secured	193.4	2,758	1.43	324	12
	Unsecured	16.3	1,761	10.80	1,240	70
	Total	209.7	4,519	2.15	1,564	35
Corporate		78.2	1,561	2.00	829	53
Treasury		2.9				
International		23.5	295	1.26	143	48
Total		314.3	6,375	2.03	2,536	40

(Page 54)

Capital Structure

Total regulatory capital increased during the half year from £28,987m to £30,880m. Tier 1 capital was strengthened by the issue of £750m preference shares in May 2005 and by retained earnings, offset by £284m of shares bought back during the period. Tier 2 capital was increased during the year by a dated subordinated debt issue of €750m in March 2005. In Sterling equivalent terms at 30 June 2005, this new issue totalled £506m. The growth in Tier 2 capital is partially offset by exchange rate fluctuations and amortisation of dated subordinated debt. In addition, the FSA has confirmed that where impairment on individual loans is calculated using a portfolio approach, the resultant collectively assessed impairment provisions can be included within Tier 2 capital.

The increase in risk weighted assets was reduced by £5bn as a result of loan securitisations undertaken in the period.

Supervisory deductions mainly reflect investments in subsidiary undertakings that are not within the banking group for regulatory purposes. Deductions are made for the investments in Clerical Medical, St. James's Place Capital and St. Andrew's Group. Total deductions decreased from £4,991m to £4,798m mainly as a result of the repayment by Clerical Medical of their loan from HBOS plc put in place in early 2003, offset by increases in the embedded value of life policies held.

	As at 30.06.2005 £m	As at 30.06.2004 Pro forma £m	As at 31.12.2004 Pro forma £m
Risk Weighted Assets			
On balance sheet	**225,709**	207,466	217,452
Off balance sheet	**17,422**	14,855	17,421
Total Risk Weighted Assets	**243,131**	222,321	234,873
Tier 1			
Ordinary share capital	**977**	973	981
Preference share capital	**1,327**	400	400
Eligible reserves	**16,606**	15,009	16,252
Minority interests (equity)	**733**	510	539
Preference instruments (non-equity):			
Preferred securities	**2,776**	2,574	2,719
Preference shares		198	198
Less: goodwill & other intangible assets	**(2,638)**	(2,502)	(2,539)

Total Tier 1 capital	**19,781**	17,162	18,550
Tier 2			
Available for sale reserve	**115**	95	100
Undated subordinated debt	**5,878**	5,374	5,903
Dated subordinated debt	**7,994**	7,351	7,616
Collectively assessed impairment provisions	**1,910**	1,720	1,809
Total Tier 2 capital	**15,897**	14,540	15,428
Supervisory deductions:			
Unconsolidated investments – Life	**(3,697)**	(3,763)	(4,011)
Unconsolidated investments – Other	**(527)**	(519)	(523)
Investments in other banks and other deductions	**(574)**	(430)	(457)
Total supervisory deductions	**(4,798)**	(4,712)	(4,991)
Total regulatory capital	**30,880**	26,990	28,987
Tier 1 capital ratio (%)	**8.1**	7.7	7.9
Total capital ratio (%)	**12.7**	12.1	12.3

(Page 55)

Pro forma Comparative Information

In order to provide more meaningful comparison, the Group's 2005 Consolidated Income Statement and Balance Sheet are shown against the pro forma 2004 IFRS financial data, including the impact of IAS32, IAS39 and IFRS 4, with the exception of the income statement impact of derivative hedge accounting.

Consolidated Income Statement

	Half year ended 30.06.2005 £m	Half year ended 30.06.2004 Pro forma £m	Half year ended 31.12.2004 Pro forma £m	Year ended 31.12.2004 Pro forma £m
Net interest income	**3,375**	3,009	3,269	6,278
Fees and commission income	**1,027**	908	881	1,789
Fees and commission expense	**(524)**	(433)	(483)	(916)
Earned premiums on insurance contracts (net of reinsurance)	**2,176**	1,242	2,206	3,448
Net trading income	**80**	105	103	208
Change in value of in-force Long Term Assurance Business	**135**	(108)	220	112
Other operating income	**3,636**	1,625	4,019	5,644
Net operating income	**9,905**	6,348	10,215	16,563
Claims paid on insurance contracts (net of reinsurance)	**(1,169)**	(1,037)	(1,351)	(2,388)
Change in insurance contract liabilities	**(1,264)**	(563)	(1,627)	(2,190)
Change in investment contract liabilities	**(1,615)**	51	(1,804)	(1,753)
Change in unallocated divisible surplus	**(223)**			
Administrative expenses	**(2,142)**	(1,888)	(2,266)	(4,154)
Depreciation and amortisation:	**(504)**	(400)	(419)	(819)
Property and equipment	**(118)**	(140)	(145)	(285)
Operating lease assets	**(309)**	(212)	(216)	(428)
Goodwill impairment			(6)	(6)
Intangible assets other than goodwill	**(77)**	(48)	(52)	(100)
Operating expenses	**(6,917)**	(3,837)	(7,467)	(11,304)
Impairment losses on loans and advances	**(753)**	(602)	(653)	(1,255)
Amounts written off fixed asset investments	**(14)**	(7)	(15)	(22)
Operating profit	**2,221**	1,902	2,080	3,982
Share of operating profits of jointly controlled entities and other associated undertakings	**23**	42	65	107
Non-operating income	**20**	23		23
Profit on ordinary activities before taxation	**2,264**	1,967	2,145	4,112
Tax on profit on ordinary activities	**(688)**	(572)	(631)	(1,203)
Profit on ordinary activities after taxation	**1,576**	1,395	1,514	2,909
Attributable to:				
Shareholders	**1,549**	1,388	1,510	2,898
Minority interests: equity	**27**	7	4	11
	1,576	1,395	1,514	2,909

Note: The above includes merger integration costs, mortgage endowment compensation and the effects of grossing up for policyholder

tax.

Financial Highlights

	As at 30.06.2005 £m	As at 30.06.2004 Pro forma £m	As at 31.12.2004 Pro forma £m
Balance Sheet			
Loans and advances to customers	**329,434**	296,049	314,262
Total assets[(1)]	**509,538**	n/a	479,674
Customer deposits	**196,240**	178,063	188,587
Debt Issued[(2)]	**165,326**	140,408	150,967
Shareholders' Equity (excluding minority Interests)	**18,009**	15,342	16,522

(1) For June 2004 no pro forma data for total assets has been prepared as derivative hedge accounting data is not available.

(2) The figures for debt issued include subordinated liabilities, debt securities in issue and other borrowings. Other borrowings includes those preference shares and preferred securities which are defined as liabilities (together referred to as preference instruments).

(Page 56)

Consolidated Balance Sheet

	As at 30.06.2005 £m	As at 01.01.2005 Pro forma £m
Assets		
Cash and balances at central banks	**1,267**	1,558
Items in course of collection	**784**	1,024
Financial assets held for trading	**31,804**	27,200
Derivative assets	**12,110**	8,820
Treasury bills and other eligible bills	**236**	3,705
Loans and advances to banks	**15,349**	17,490
Loans and advances to customers	**329,434**	314,262
Investment securities		
Debt securities	**66,804**	61,381
Equity shares	**30,813**	26,201
	97,617	87,582
Interest in jointly controlled entities	**195**	153
Interest in associated undertakings	**172**	159
Goodwill and other intangible assets	**2,786**	2,800
Property and equipment	**1,507**	1,536
Investment properties	**3,628**	3,571
Operating lease assets	**3,040**	3,030
Deferred acquisition costs	**500**	349
Value of in-force Long Term Assurance Business	**1,944**	1,809
Other assets	**5,750**	3,220
Prepayments and accrued income	**1,415**	1,406
Total Assets	**509,538**	479,674
Liabilities		
Deposits by banks	**30,855**	31,681
Financial liabilities held for trading	**18,180**	16,528
Derivative liabilities	**10,594**	10,986
Customer accounts	**196,240**	188,587
Debt securities in issue	**145,829**	132,710
Notes in circulation	**779**	721
Insurance contract liabilities	**18,311**	16,940
Investment contract liabilities	**37,449**	35,124
Unallocated divisible surplus	**720**	
Net post retirement benefit liability	**1,772**	1,762
Current and deferred tax liabilities	**1,661**	1,591
Dividends payable	**7**	
Other liabilities	**6,835**	5,208
Accruals and deferred income	**2,412**	2,722
Other provisions	**223**	176
Other borrowings	**2,958**	3,043
Subordinated liabilities	**16,539**	15,214
	491,364	462,993

Shareholders' Equity

Issued share capital	**1,904**	981
Share premium	**1,537**	1,441
Other reserves	**794**	756
Profit and loss account	**13,774**	13,344
Shareholders' Equity (excluding Minority Interests)	**18,009**	16,522
Minority interests (equity)	**165**	159
Shareholders' Equity (including Minority Interests)	**18,174**	16,681
Total Liabilities	**509,538**	479,674

INTERIM FINANCIAL INFORMATION ON A STATUTORY BASIS
(In accordance with the Listing Rules of the Financial Services Authority)

Basis of Preparation

EU law (IAS Regulation EC 1606/2002) requires that the next annual consolidated financial statements of the company, for the year ending 31 December 2005, be prepared in accordance with International Financial Reporting Standards ('IFRS') adopted for use in the EU ('adopted IFRS').

2005 Interim Financial Information

The 2005 Interim Financial Information on pages 58 to 63 has been prepared on the basis of the recognition and measurement requirements of IFRS that are endorsed by the EU and effective (or available for early adoption) at 31 December 2005. The interim information also reflects Standards that are expected to be endorsed and effective (or available for early adoption) at 31 December 2005. Based on these adopted and unadopted IFRS, the Directors have made assumptions about the accounting policies expected to be applied when the first annual IFRS financial statements are prepared for the year ending 31 December 2005.

In particular, the Directors have assumed that IAS 19, 'Employee Benefits' issued by the International Accounting Standards Board will be adopted by the EU in sufficient time to be available for use in the annual IFRS financial statements for the year ending 31 December 2005. The Group is considering the implications of the amendment to IAS 39 relating to the fair value option published in June 2005, but has not adopted this in the interim results. The Directors believe the effect on the Group of adopting the fair value option is unlikely to be material at both the interim and year end.

The accounting policies that the Directors assume will apply to the preparation of the first annual IFRS financial statements for the year ending 31 December 2005 are set out on pages 113 to 119 (Appendix 2) of the document 'HBOS plc 2004 Financial Results Restatement to International Financial Reporting Standards', which was published on 1 June 2005.

However, the adopted IFRS that will be effective (or available for early adoption) in the annual financial statements for the year ending 31 December 2005 are still subject to change and to additional interpretations and therefore cannot be determined with certainty. Accordingly, the accounting policies for that annual period will be determined finally only when the annual financial statements are prepared for the year ending 31 December 2005.

2004 comparative financial information

The 2004 comparative financial information on pages 58 to 63 is prepared under the reporting basis for statutory comparatives under IFRS for the 2004 financial year. This basis reflects all Standards, with the exception of IAS 32, IAS 39 and IFRS 4. These Standards only became effective from 1 January 2005 and transitional concessions granted by the International Accounting Standards Board permit the Group to report the comparatives for areas covered by these standards on a UK GAAP basis for 2004 only. The transitional concessions include accounting policies for Loans and Advances, Debt Securities, Equities, Derivatives and Insurance.

In preparing the 2004 comparative information the Group has adjusted amounts previously reported in financial statements under UK GAAP. The impact of the transition from UK GAAP to IFRS at 1 January 2004, 30 June 2004 and 31 December 2004 is set out and explained in the document 'HBOS plc 2004 Financial Results Restatement to International Financial Reporting Standards', which was published on 1 June 2005. This document also explains the adjustments through the Statement of Changes in Equity at 1 January 2005 to include IAS 32, IAS 39 and IFRS 4.

Section 240 Statement

The comparative figures for the financial year ended 31 December 2004 do not constitute the company's statutory accounts for that financial year within the meaning of section 240 of the Companies Act 1985. Those accounts, which were prepared under UK Generally Accepted Accounting Practices, have been reported on by the company's auditors and delivered to the Registrar of Companies. The report of the auditors was unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

(Page 58)

Consolidated Income Statement

	Half year ended 30.06.2005 £m	Half year ended 30.06.2004 Statutory £m	Half year ended 31.12.2004 Statutory £m	Year ended 31.12.2004 Statutory £m
Interest receivable	**12,434**	9,925	11,656	21,581
Interest payable	**(9,059)**	(7,108)	(8,588)	(15,696)
Net interest income	**3,375**	2,817	3,068	5,885
Fees and commission income	**1,027**	1,396	1,395	2,791
Fees and commission expense	**(524)**	(615)	(708)	(1,323)
Earned premiums on insurance contracts (net of reinsurance)	**2,176**	3,562	5,445	9,007
Net trading income	**80**	105	103	208
Change in value of in-force Long Term Assurance Business	**135**	(41)	306	265
Other operating income	**3,636**	1,600	4,062	5,662
Net operating income (Note 1)	**9,905**	8,824	13,671	22,495
Claims paid on insurance contracts (net of reinsurance)	**(1,169)**	(2,016)	(3,874)	(5,890)
Change in insurance contract liabilities	**(1,264)**	(1,862)	(4,149)	(6,011)
Change in investment contract liabilities	**(1,615)**			
Change in unallocated divisible surplus	**(223)**			
Administrative expenses (Note 2)	**(2,142)**	(1,902)	(2,251)	(4,153)
Depreciation and amortisation:	**(504)**	(371)	(386)	(757)
Property and equipment	**(118)**	(111)	(112)	(223)
Operating lease assets	**(309)**	(212)	(216)	(428)
Goodwill impairment			(6)	(6)
Intangible assets other than goodwill	**(77)**	(48)	(52)	(100)
Operating expenses	**(6,917)**	(6,151)	(10,660)	(16,811)
Impairment losses on loans and advances	**(753)**	(578)	(623)	(1,201)
Amounts written off fixed asset investments	**(14)**	(7)	(14)	(21)
Operating profit	**2,221**	2,088	2,374	4,462
Share of operating profits of jointly controlled entities	**22**	28	27	55
Share of operating profits of other associated undertakings	**1**	22	47	69
Non-operating income (Note 3)	**20**	23		23
Profit on ordinary activities before taxation	**2,264**	2,161	2,448	4,609
Tax on profit on ordinary activities (Note 4)	**(688)**	(599)	(673)	(1,272)
Profit on ordinary activities after taxation	**1,576**	1,562	1,775	3,337
Attributable to:				
Shareholders (including certain non-equity interests in 2004)	**1,549**	1,464	1,654	3,118
Minority interests: equity	**27**	18	27	45
non-equity		80	94	174
	1,576	1,562	1,775	3,337
Basic earnings per share	**39.5p**	37.6p	42.1p	79.7p
Diluted earnings per share	**39.1p**	37.4p	41.7p	79.1p

(Page 59)

Consolidated Balance Sheet

	As at 30.06.2005 £m	As at 30.06.2004 Statutory £m	As at 31.12.2004 Statutory £m
Assets			
Cash and balances at central banks	**1,267**	1,158	1,558
Items in course of collection	**784**	969	1,024
Financial assets held for trading	**31,804**		
Derivative assets	**12,110**		
Treasury bills and other eligible bills	**236**	4,771	4,327
Loans and advances to banks	**15,349**	18,761	20,001
Loans and advances to customers	**329,434**	298,389	315,558
Less: non-returnable finance		(22,554)	(28,890)
	329,434	275,835	286,668
Investment securities			
Debt securities	**66,804**	72,743	82,901
Equity shares	**30,813**	24,423	25,667
	97,617	97,166	108,568
Interest in jointly controlled entities	**195**	215	196
Interest in associated undertakings	**172**	180	160
Goodwill and other intangible assets	**2,786**	1,930	2,033
Property and equipment	**1,507**	1,599	1,536
Investment properties	**3,628**	3,108	3,571
Operating lease assets	**3,040**	2,916	3,030
Deferred acquisition costs	**500**	157	172
Value of in-force Long Term Assurance Business	**1,944**	3,379	3,657
Other assets	**5,750**	8,728	9,618
Prepayments and accrued income	**1,415**	2,239	2,046
Total Assets	**509,538**	423,111	448,165
Liabilities			
Deposits by banks	**30,855**	33,191	37,395
Financial liabilities held for trading	**18,180**		
Derivative liabilities	**10,594**		
Customer accounts	**196,240**	186,988	195,494
Debt securities in issue	**145,829**	102,120	105,910
Notes in circulation	**779**	773	721
Insurance contract liabilities	**18,311**	47,430	52,086
Investment contract liabilities	**37,449**		
Unallocated divisible surplus	**720**		
Net post retirement benefit liability	**1,772**	1,575	1,762
Current and deferred tax liabilities	**1,661**	1,936	1,829
Dividends payable	**7**	13	12
Other liabilities	**6,835**	11,473	12,201
Accruals and deferred income	**2,412**	5,115	5,772
Other provisions	**223**	63	176
Other borrowings	**2,958**		
Subordinated liabilities	**16,539**	13,595	14,633
	491,364	404,272	427,991
Shareholders' Equity			
Issued share capital	**1,904**	1,373	1,381
Share premium	**1,537**	1,384	1,441
Other reserves	**794**	518	509
Profit and loss account	**13,774**	12,656	13,931
Shareholders' Equity (excluding Minority Interests)*	**18,009**	15,931	17,262
Minority interests (equity)	**165**	246	295
Shareholders' Equity (including Minority Interests)*	**18,174**	16,177	17,557
Minority and other interests (non-equity)		2,662	2,617
	18,174	18,839	20,174
Total Liabilities	**509,538**	423,111	448,165

* Includes certain non-equity interests in 2004.

(Page 60)

Consolidated Statement of Recognised Income and Expense

	Half year ended 30.06.2005 £m	Half year ended 30.06.2004 Statutory £m	Half year ended 31.12.2004 Statutory £m	Year ended 31.12.2004 Statutory £m
Exchange translation	**(8)**	4	(9)	(5)
Net change in cash flow hedges, net of tax	**(2)**			

Net change in available for sale investments, net of tax	**41**			
Income and expense recognised directly in equity	**31**	4	(9)	(5)
Profit on ordinary activities after taxation	**1,576**	1,562	1,775	3,337
Total recognised income and expense	**1,607**	1,566	1,766	3,332
Attributable to:				
Shareholders (including certain non-equity interests in 2004)	**1,580**	1,468	1,645	3,113
Minority interests	**27**	98	121	219
	1,607	1,566	1,766	3,332

Consolidated Cash Flow Statement

	Half year ended 30.06.2005 £m	Half year ended 30.06.2004 Statutory £m	Year ended 31.12.2004 Statutory £m
Operating Activities			
Group operating profit	**2,221**	2,088	4,462
Adjustments for:			
Increase in prepayments and accrued income	**(9)**	(319)	(125)
(Decrease)/Increase in accruals and deferred income	**(320)**	74	744
Losses on loans and advances	**753**	578	1,201
Depreciation and amortisation	**504**	371	757
Amortisation of premiums/(discounts) on debt securities	**4**	1	(7)
Change in value of in-force Long Term Assurance Business	**(135)**	41	(265)
Movement in derivatives held for trading	**(2,315)**		
Interest on subordinated liabilities and other borrowings	**513**	387	763
Pension charge for defined benefit schemes	**106**	104	211
Profits on sale of investment securities from other businesses	**(80)**	(78)	(108)
Provisions for liabilities and charges	**133**	55	185
Provisions utilised	**(88)**	(52)	(111)
Provision against debt securities and equity shares	**14**	7	21
Movement of share based compensation scheme reserve	**39**	26	34
Exchange differences	**(1,431)**	245	1,154
Revaluation of investment properties			(5)
Other non-cash items		(23)	(50)
Net cash (outflows)/inflows from trading activities	**(91)**	3,505	8,861
Changes in operating assets and liabilities			
Net decrease/(increase) in cash and balances held at central banks	**221**	26	(91)
Net decrease/(increase) in items in course of collection	**240**	(115)	(170)
Net decrease in treasury bills and other eligible bills	**3,469**	3,122	2,908
Net increase in loans and advances to banks and customers	**(17,031)**	(10,333)	(21,382)
Net increase in other assets	**(2,520)**	(384)	(1,253)
Net increase in deferred acquisition costs	**(151)**	(8)	(23)
Net increase in deposits by banks and customer accounts	**6,827**	5,907	18,480
Net increase in insurance contract liabilities	**2,091**	1,966	6,653
Net increase in investment contract liabilities	**2,325**		
Net increase in financial liabilities held for trading	**1,652**		
Net increase/(decrease) in notes in circulation	**58**	(41)	(93)
Net increase in debt issued	**12,007**	2,262	5,623
Net increase/(decrease) in other liabilities	**1,695**	(1,469)	(758)
Net increase in other investments	**(2,556)**	(1,851)	(6,429)
Net cash flows from operating activities before tax	**8,236**	2,587	12,326
Income taxes paid	**(605)**	(388)	(1,076)
Cash flows from operating activities	**7,631**	2,199	11,250

Consolidated Cash Flow Statement (Continued)

	Half year ended 30.06.2005 £m	Half year ended 30.06.2004 Statutory £m	Year ended 31.12.2004 Statutory £m
Cash flows from operating activities	**7,631**	2,199	11,250
Investing activities			
Sale and maturity of investment securities	**15,865**	10,958	18,731
Purchase of investment securities	**(19,069)**	(14,820)	(28,426)
Sale of other intangible assets	**2**	44	105
Purchase of other intangible assets	**(65)**	(89)	(301)
Sale of property and equipment	**80**	59	90
Purchase of property and equipment	**(147)**	(129)	(205)
Sale of investment properties			2
Purchase of investment properties			(1)
Sale of operating lease assets	**259**	312	621
Purchase of operating lease assets	**(544)**	(555)	(1,114)
Cash contribution to defined benefit pension schemes	**(96)**	(88)	(176)
Investment in subsidiary undertakings			(22)
Investment in jointly controlled entities and associated undertakings	**(77)**	(17)	(28)
Disposal of jointly controlled entities and associated undertakings	**10**	7	29
Dividends received from jointly controlled entities	**20**	11	50
Dividends received from associated undertakings	**1**	6	22
Cash flows from investing activities	**(3,761)**	(4,301)	(10,623)
Financing activities			
Issue of equity shares	**1,026**	49	114
Ordinary share buy back, including costs	**(284)**		
Issue of subordinated liabilities and other borrowings	**1,009**	1,447	2,466
Minority interest acquired		405	395
Repayments of subordinated liabilities and other borrowings	**(198)**	(443)	(517)
Minority interest disposed		(17)	(20)
Equity dividends paid	**(867)**	(556)	(804)
Preference dividends paid		(18)	(37)
Dividends paid to minority shareholders in subsidiary undertakings	**(17)**	(86)	(194)
Interest on subordinated liabilities and other borrowings relating to servicing of finance	**(483)**	(383)	(741)
Movement in own shares	**1**		
Cash flows from financing activities	**187**	398	662
Net increase/(decrease) in cash and cash equivalents	**4,057**	(1,704)	1,289
Opening cash and cash equivalents	**40,723**	39,434	39,434
Closing cash and cash equivalents	**44,780**	37,730	40,723

Analysis of Cash and Cash Equivalents(1)

For the purpose of the cash flow statement, cash and cash equivalents comprise the following balances with less than three months maturity from the date of acquisition.

	Half year ended 30.06.2005 £m	Half year ended 30.06.2004 £m	Year ended 31.12.2004 £m
Cash and balances at central banks	**505**	292	575
Loans and advances to banks - repayable less than 3 months	**12,471**	17,073	18,208
Short term investments - repayable less than 3 months	**31,804**	20,365	21,940
Closing cash and cash equivalents	**44,780**	37,730	40,723

(1) Cash equivalents are held for the purpose of meeting short term cash commitments rather than for investing or other purposes. Cash and cash equivalents under IFRS consist of cash and balances with central banks that are freely available, and non-equity investments with a maturity of three months or less from the date of acquisition.

		Half year ended 30.06.2005 £m	Half year ended 30.06.2004 Statutory £m	Half year ended 31.12.2004 Statutory £m	Year ended 31.12.2004 Statutory £m
1.	**Net operating income**				
	Net operating income includes:				
	Interest payable on subordinated liabilities	**(419)**	(405)	(391)	(796)
	Finance lease rental income	**422**	415	558	973
	Operating lease rental income	**352**	305	313	618
	Net investment income from Long Term Assurance business	**3,023**	1,129	3,425	4,554
	Profit on sale of investment securities from other businesses	**80**	78	30	108
2.	**Administrative expenses**				
	Administrative expenses includes:				
	HBOS merger integration costs		22	26	48
	Mortgage endowment compensation	**130**		130	130
	Included within administrative expenses	**130**	22	156	178
	Tax thereon	**(39)**	(6)	(47)	(53)
		91	16	109	125
	Staff costs	**1,139**	1,094	1,195	2,289
	Accommodation, repairs and maintenance	**185**	188	192	380

3. **Non-operating income**

Non-operating income comprises a profit of £20m arising on the sale and operating leaseback of certain branch premises. The income recorded within 2004 relates to the profit arising on the disposal of cash machines situated in locations remote from the Group's bank branches.

4. **Taxation**

The tax charge for the half year of £688m includes £35m in respect of grossing up for policyholder tax. Excluding this amount results in an effective rate of tax of 29.3% (H1 2004 27.7%) of profit before tax compared to a UK corporation tax rate applicable for the half year of 30%. The effective rate is lower than the UK corporation tax rate mainly due to equity dividends received and profits taxed at lower overseas rates.

The increase in the effective rate is mainly due to the impact of the adoption of IAS 39 in 2005 which results in the coupon on the preferred instruments being reclassified as interest payable.

5. **Preference dividends**

HBOS plc issued £750m preference shares in May 2005 and a further £198m preference shares in June 2005. Both issues are classified as equity under IAS 32. At 30 June 2005 £7m preference dividends have been accrued on these issues and have been charged directly to the Profit and Loss Account reserve.

6. **Acquisitions**

On 17 June 2005, HBOS plc announced the purchase from MLP AG of the in-force business, customer relationships and goodwill of MLP Life. The consideration is €265m, with a potential adjustment of plus or minus €15m subject to persistency targets being met, and a further €40m being payable upon achievement of the MLP sales plan. The acquisition becomes effective following receipt of regulatory consent, anticipated in September of this year.

Independent review report to HBOS plc

Introduction

We have been engaged by the company to review the financial information set out on pages 57 to 63 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual financial statements except where any changes, and the reasons for them, are disclosed.

As disclosed in the basis of preparation note on page 57, the next annual financial statements of the Group will be prepared in accordance with IFRS adopted for use in the European Union. The accounting policies that have been adopted in preparing the financial information are consistent with those that the directors currently intend to use in the next annual financial statements.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 *Review of interim financial information* issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Emphasis of matter

Without qualifying our review conclusion, we draw your attention to the following matter. As the basis of preparation note on page 57 explains, there is a possibility that the directors may determine that some changes to the accounting policies adopted in preparing the financial information are necessary when the Group prepares its full annual financial statements for the first time in accordance with those IFRSs adopted for use in the European Union.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2005.

KPMG Audit Plc
Chartered Accountants
2 August 2005

Dividend Reinvestment Plan

Shareholders who have already completed a Mandate Form to receive their entitlement to dividends in Ordinary Shares need take no action as they will automatically receive Ordinary Shares in respect of the interim dividend of 11.75p per Ordinary Share for the year ending 31 December 2005. Shareholders who have not already completed a Mandate Form and also wish to participate in the Dividend Reinvestment Plan in respect of the interim dividend are required to complete and return a Mandate Form to our Plan Administrator – Computershare Investor Services PLC, PO Box 1910, The Pavilions, Bridgwater Road, Bristol BS99 7DZ. A Mandate Form and a copy of the Rules of the HBOS plc Dividend Reinvestment Plan can be obtained from our Plan Administrator on 0870 702 0102.

Timetable and Contacts

Expected Timetable

3 August 2005	Announcement of Interim Results
10 August 2005	Ordinary Shares quoted ex-dividend
12 August 2005	Ordinary Shares Record Date for the interim dividend 2005
9 September 2005	Return date for mandates for the Dividend Reinvestment Plan for the interim dividend 2005
7 October 2005	HBOS plc Ordinary Share dividend payment
26 October 2005	Last date by which CREST entitlement statements and new Ordinary Share certificates will be posted and shareholder accounts credited
1 March 2006	Announcement of Preliminary Results

Contacts

Investor Relations

Charles Wycks
Director of Investor Relations
(0131) 243 5509
(020) 7905 9600
charleswycks@hbosplc.com

John Hope
Director, Investor Relations
(0131) 243 5508
(020) 7905 9600
johnhope@hbosplc.com

Press Office

Shane O'Riordain
General Manager, Group Communications
(020) 7905 9600
07770 544585 (mobile)
shaneo'riordain@hbosplc.com

Mark Hemingway
Head of Media Relations
07831 390751 (mobile)
markhemingway@hbosplc.com

END

Close

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Interim Results - Part 2
Released	07:00 03-Aug-05
Number	6589P

RNS Number:6589P
HBOS PLC
03 August 2005

Part 2

3 August 2005

HBOS plc Interim Results 2005

Stock Exchange Announcement

FINANCIAL REVIEW

Group underlying profit before tax increased by £370m to £2,359m before charging £130m relating to mortgage endowment compensation and before grossing up embedded value profits for policyholder tax paid on Long Term Assurance contracts of £35m.

	Half year ended 30.06.2005	Half year ended 30.06.2004 Pro forma
	£m	£m
Profit before tax	2,264	1,967
Add back:		
Merger integration costs		22
Mortgage endowment compensation	130	
Goodwill impairment		
Gross up for policyholder tax	(35)	
Underlying profit before tax	2,359	1,989

Divisional financial performance can be summarised as follows:

	Retail	Insurance & Investment	Corporate	Treasury	Inter
Half year ended 30 June 2005					
	£m	£m	£m	£m	

Net interest income	1,982	16	1,010	87
Non-interest income(1)	500	5,160	676	87
Net operating income	2,482	5,176	1,686	174
Operating expenses(2)	(1,036)	(4,729)	(685)	(64)
Amounts written off fixed asset investments			(12)	
Operating profit before provisions	1,446	447	989	110
Impairment losses on loans and advances	(473)		(256)	
Share of profits/(losses) of associates and jointly controlled entities	9	(11)	24	
Non-operating income	20			
Underlying profit before tax	1,002	436	757	110
Half year ended 30 June 2004				
Underlying profit before tax	931	283	588	137
Increase/(decrease) in underlying profit before tax	8%	54%	29%	(20)%

(1) Before grossing up embedded value profits for policyholder tax paid on Long Term Assurance contracts.

(2) Excluding merger integration costs and mortgage endowment compensation.

Group underlying profit before tax for the first half of 2005 at £2,359m was 19% higher than the first half of 2004. Asset led growth in net interest income with underlying non-interest income 21% higher than the first half of 2004 and tight cost control were the key drivers for profit growth.

Basic earnings per share increased by 9% to 39.5p (H1 2004 36.1p). Underlying earnings per share rose 15% to 41.8p (H1 2004 36.5p) and the interim dividend increased by 9% to 11.75p. The interim dividend will be paid on 7 October 2005 to ordinary shareholders on the register at the close of business on 12 August 2005.

Ordinary shareholders are being offered the facility to use the proceeds of their ordinary dividend to purchase HBOS plc ordinary shares through a Dividend Reinvestment Plan.

Post Tax Return on Mean Equity

Post tax return on mean equity ('ROE') increased to 19.6% for the first half of 2005 from 19.0% in the same period last year. ROE is calculated by dividing underlying profit attributable to ordinary shareholders by the monthly average of ordinary shareholders' funds.

The Group's Target ROE, which also excludes the impact of short term fluctuations on investment returns and changes to economic assumptions in our

investment businesses, for the first half of 2005 decreased to 19.2% compared to 19.4% for the same period last year.

	Half year ended 30.06.2005	Half y en 30.06.2 Pro fo
	£m	
Post tax return		
Profit attributable to ordinary shareholders	1,542	1,
Merger integration costs		
Mortgage endowment compensation	91	
Goodwill impairment		
Underlying profit attributable to ordinary shareholders	1,633	1,
Mean Equity	16,811	14,
	%(1)	%
Post tax return on mean equity	19.6	1
Short term fluctuations in investment returns and changes to economic assumptions	(0.4)	
Target post tax return on mean equity	19.2	1

(1) Annualised.

Net Interest Income

Net interest income increased by 12% to £3,375m, reflecting annualised asset growth of 10% and a slight increase in Group net interest margin compared to the corresponding period last year. The Group net interest margin is broadly stable compared to the second half.

	Half year ended 30.06.2005	Half yea ende 30.06.200 Pro form
	£m	£
Interest receivable	12,434	10,23
Interest payable	(9,059)	(7,22
Net interest income	3,375	3,00
Average balances		
Interest earning assets:		
- Loans and advances	336,748	309,31
- Securities and other liquid assets	41,972	33,49
	378,720	342,81
Group net interest margin(1)	1.80%(2)	1.77%(

Divisional net interest margins:

Retail	1.82%	1.8
Corporate	2.45%	2.3
Treasury	0.08%	0.1
International	2.16%	2.1

(1) Financial assets held for trading within treasury operations and debt securities designated as fair value through the income statement are excluded from the net interest margin calculation.

(2) Annualised.

Non-interest Income

Underlying non-interest income increased by 21% to £1,901m. Net fees and commission increased 6%, with strong growth in both Retail and Corporate. After adjusting for the adverse impact of the introduction of derivative hedge accounting under IFRS, net trading income is in line with the first half of 2004. The increase of 75% in earned premiums on insurance contracts (net of reinsurance) reflects the high level of new business sales since the first half of 2004. Net investment income from long term assurance business, which includes the impact of £48m of positive short term fluctuations in investment returns (H1 2004, negative £48m), is higher than the first half of 2004 driven by changes in asset values following the strong recovery in the stock market. The increases in change in investment contract liabilities and change in insurance contract liabilities are driven by the same factors as these latter two items, namely increases in new business levels and the recovery of the stock market.

	Half year ended 30.06.2005 £m	Half yea ende 30.06.200 Pro form £
Fees and commission income	1,027	90
Fees and commission expense	(524)	(43
Earned premiums on insurance contracts (net of reinsurance)	2,176	1,24
Net trading income	80	10
Change in value of in-force Long Term Assurance Business	135	(10
Other operating income:		
Profit on sale of investment securities	80	7
Operating lease rental income	352	30
Net investment income from Long Term Assurance Business and other income(1)	3,169	1,24
Non-interest income	6,495	3,33
Amounts written off fixed asset investments	(14)	(
Operating lease depreciation	(309)	(21
Change in investment contract liabilities	(1,615)	
Claims paid on insurance contracts (net of reinsurance)	(1,169)	(1,03
Change in insurance contract liabilities	(1,264)	(56

Change in unallocated divisible surplus	(223)	
Underlying non-interest income	1,901	1,57

(1) Before grossing up embedded value profits for policyholder tax paid on Long Term Assurance contracts.

Operating Expenses

Underlying operating expenses increased by 7% and, compared with the second half of 2004, decreased by 4%.

The increase of £153m over the first half of 2004 includes the planned investment in people and infrastructure in Australia, Ireland and Treasury as well as a full six month charge for Drive which did not become a subsidiary until November 2004. The cost of employee share schemes rose by £15m in the first half of 2005 as the cumulative value of schemes being charged to the income statement increases following the transition to IFRS.

We remain confident that for the year as a whole underlying cost growth, excluding the planned investment in Australia, Ireland and Treasury, will be contained within our target of retail price inflation.

	Half year ended 30.06.2005 £m	Half ye end 30.06.20 Pro for
Staff	1,139	1,0
Accommodation, repairs and maintenance	185	1
Technology	117	1
Marketing and communication	170	1
Depreciation:		
Tangible and intangible fixed assets	195	1
Other	401	2
Underlying operating expenses	2,207	2,0
Operating lease depreciation	309	2
Change in investment contract liabilities	1,615	(
Claims paid on insurance contracts (net of reinsurance)	1,169	1,0
Change in insurance contract liabilities	1,264	5
Change in unallocated divisible surplus	223	
Total	6,787	3,8

Cost:income Ratio

With underlying operating income up 15% and the growth in underlying operating expenses held at 7%, the Group cost:income ratio improved to 41.8% from 44.8% compared to the same period last year and the Banking Divisions' cost:income ratio also improved to 40.0% from 42.4%.

	Half year ended 30.06.2005	Half year ended 30.06.2004 Pro forma
	£m	£m
Operating expenses	6,787	3,815
Operating lease depreciation	(309)	(212)
Change in investment contract liabilities	(1,615)	51
Claims paid on insurance contracts (net of reinsurance)	(1,169)	(1,037)
Change in insurance contract liabilities	(1,264)	(563)
Change in unallocated divisible surplus	(223)	
Underlying operating expenses	2,207	2,054
Net operating income(1)	9,870	6,348
Amounts written off fixed asset investments	(14)	(7)
Operating lease depreciation	(309)	(212)
Change in investment contract liabilities	(1,615)	51
Claims paid on insurance contracts (net of reinsurance)	(1,169)	(1,037)
Change in insurance contract liabilities	(1,264)	(563)
Change in unallocated divisible surplus	(223)	
Underlying operating income	5,276	4,580
Group cost:income ratio	41.8%	44.8%
Banking Divisions' cost:income ratio(2)	40.0%	42.4%

The Banking Divisions' cost:income ratios are summarised below:

	Half year ended 30.06.2005	Half year ended 30.06.2004 Pro forma
	%	%
Retail	41.7	45.9
Corporate	28.1	29.1
Treasury	36.8	27.5
International	48.1	43.6

(1) Before grossing up embedded value profits for policyholder tax paid on Long Term Assurance contracts.

(2) Banking Divisions' cost:income ratio includes Group Items but excludes the Insurance & Investment division.

Group Items

Group Items principally comprise the gross expenses of managing the Group, including technology so far as it is not devolved to divisions, accommodation and other shared services such as cheque clearing, mailing, etc. The costs of technology, accommodation and other shared services (other than those borne directly by Group functions) are subsequently recharged to divisions according to their usage and are shown under the operating expense analysis for each division. The net cost of Group Items increased by £3m in the first half of 2005 relative to the same period last year.

	Half year ended 30.06.2005	Half year ended 30.06.2004 Pro forma
	£m	£m
Staff	104	107
Accommodation, repairs and maintenance	153	153
Technology	47	50
Marketing and communication	28	34
Depreciation:		
Tangible and intangible fixed assets	108	98
Other	114	72
Sub total	554	514
Less Recharges:		
Technology	(186)	(177)
Accommodation	(162)	(147)
Other shared services	(107)	(94)
Total	99	96

Balance Sheet Analysis

Loans and advances to customers increased by an annualised 10% to £329.4bn from 31 December 2004. Within Retail, loans and advances increased by 8%, in Corporate by 9% and in International by 28% on an annualised basis.

Customer deposits grew £7.6bn (annualised 8%) to £196.2bn and wholesale funding increased by £12.3bn (annualised 15%) to £176.7bn.

	Retail	Corporate	Treasury	Internatio
	£bn	£bn	£bn	
Loans and advances to customers	217.8	81.7	3.1	2
Impairment provisions	1.6	0.8		
Loans and advances to customers				

(before provisions)	219.4	82.5	3.1	.2
Total risk weighted assets	107.6	96.1	15.1	2
Total customer deposits	129.7	42.0	12.3	1

* Includes risk weighted assets of £1.1bn (31 December 2004 £1.1bn) attributable to Insurance & Investment.

Classification of loans and advances

The mix of the Group's gross lending portfolio at the period end is summarised in the following table:

Energy
Manufacturing industry
Construction and property
Hotels, restaurants and wholesale and retail trade
Transport, storage and communication
Financial
Other services
Individuals:
Residential Mortgages
Other Personal
Overseas residents
Total

Impairment Provisions and Impaired Loans

The total charge for loan impairment losses against Group profits was £753m (H1 2004 £602m) representing 0.23% of average customer lending (H1 2004 0.21%).

At 1 January 2005
Amounts written off during the half year
Charge for the half year
Recoveries of amounts previously written off
Exchange movements
Less: Unwind of impairment provision discount*

Closing balance at 30 June 2005

* Unwind of impairment provision discount represents the unwind of the discounted element of the provision during the period.

Closing provisions as a percentage of closing customer advances are analysed in the following table:

	As at 30.06.2005		As at 30.06.	Pro f
	£m	As % of customer advances	£m	As cust adva
Total impairment provisions	2,598	0.79	2,527	

Impaired loans as a percentage of closing customer advances and impairment provisions as a percentage of impaired loans are analysed by division in the following table:

		Customer advances £bn	Impaired loans £m	Impaired loans as % of customer advances %
As at 30 June 2005				
Retail:	Secured	200.6	3,697	1.84
	Unsecured	17.2	1,840	10.70
	Total	217.8	5,537	2.54
Corporate		81.7	1,402	1.72
Treasury		3.1		
International		26.8	366	1.37
Total		329.4	7,305	2.22
As at 31 December 2004 (Pro forma)				
Retail:	Secured	193.4	2,758	1.43
	Unsecured	16.3	1,761	10.80
	Total	209.7	4,519	2.15
Corporate		78.2	1,561	2.00
Treasury		2.9		
International		23.5	295	1.26
Total		314.3	6,375	2.03

Capital Structure

Total regulatory capital increased during the half year from £28,987m to £30,880m. Tier 1 capital was strengthened by the issue of £750m preference shares in May 2005 and by retained earnings, offset by £284m of shares bought back during the period. Tier 2 capital was increased during the year by a dated subordinated debt issue of €750m in March 2005. In Sterling equivalent terms at 30 June 2005, this new issue totalled £506m. The growth in Tier 2 capital is partially offset by exchange rate fluctuations and amortisation of dated subordinated debt. In addition, the FSA has confirmed that where impairment on individual loans is calculated using a portfolio approach, the resultant collectively assessed impairment provisions can be included within Tier 2 capital.

The increase in risk weighted assets was reduced by £5bn as a result of loan securitisations undertaken in the period.

Supervisory deductions mainly reflect investments in subsidiary undertakings that are not within the banking group for regulatory purposes. Deductions are made for the investments in Clerical Medical, St. James's Place Capital and St. Andrew's Group. Total deductions decreased from £4,991m to £4,798m mainly as a result of the repayment by Clerical Medical of their loan from HBOS plc put in place in early 2003, offset by increases in the embedded value of life policies held.

	As at 30.06.2005
	£m
Risk Weighted Assets	
On balance sheet	225,709
Off balance sheet	17,422
Total Risk Weighted Assets	243,131
Tier 1	
Ordinary share capital	977
Preference share capital	1,327
Eligible reserves	16,606
Minority interests (equity)	733
Preference instruments (non-equity):	
Preferred securities	2,776
Preference shares	
Less: goodwill & other intangible assets	(2,638)
Total Tier 1 capital	19,781
Tier 2	
Available for sale reserve	115
Undated subordinated debt	5,878
Dated subordinated debt	7,994
Collectively assessed impairment provisions	1,910
Total Tier 2 capital	15,897
Supervisory deductions:	
Unconsolidated investments - Life	(3,697)
Unconsolidated investments - Other	(527)
Investments in other banks and other deductions	(574)
Total supervisory deductions	(4,798)
Total regulatory capital	30,880
Tier 1 capital ratio (%)	8.1
Total capital ratio (%)	12.7

Pro forma Comparative Information

In order to provide more meaningful comparison, the Group's 2005 Consolidated Income Statement and Balance Sheet are shown against the pro forma 2004 IFRS financial data, including the impact of IAS32, IAS39 and IFRS 4, with the exception of the income statement impact of derivative hedge accounting.

Consolidated Income Statement

	Half year ended 30.06.2005 £m	Half y en 30.06.2 Pro fo
Net interest income	3,375	3,
Fees and commission income	1,027	
Fees and commission expense	(524)	(
Earned premiums on insurance contracts (net of reinsurance)	2,176	1,
Net trading income	80	
Change in value of in-force Long Term Assurance Business	135	(
Other operating income	3,636	1,
Net operating income	9,905	6,
Claims paid on insurance contracts (net of reinsurance)	(1,169)	(1,
Change in insurance contract liabilities	(1,264)	(
Change in investment contract liabilities	(1,615)	
Change in unallocated divisible surplus	(223)	
Administrative expenses	(2,142)	(1,
Depreciation and amortisation:	(504)	(
Property and equipment	(118)	(
Operating lease assets	(309)	(
Goodwill impairment		
Intangible assets other than goodwill	(77)	
Operating expenses	(6,917)	(3,
Impairment losses on loans and advances	(753)	(
Amounts written off fixed asset investments	(14)	
Operating profit	2,221	1,
Share of operating profits of jointly controlled entities and other associated undertakings	23	
Non-operating income	20	
Profit on ordinary activities before taxation	2,264	1,
Tax on profit on ordinary activities	(688)	(
Profit on ordinary activities after taxation	1,576	1,
Attributable to:		
Shareholders	1,549	1,
Minority interests: equity	27	
	1,576	1,

Note: The above includes merger integration costs, mortgage endowment compensation and the effects of grossing up for policyholder tax.

Financial Highlights

	As at 30.06.2005 £m	As 30.06.20 Pro for
Balance Sheet		
Loans and advances to customers	329,434	296,0
Total assets(1)	509,538	n
Customer deposits	196,240	178,0
Debt Issued(2)	165,326	140,4
Shareholders' Equity (excluding minority Interests)	18,009	15,3

(1) For June 2004 no pro forma data for total assets has been prepared as deriv is not available.

(2) The figures for debt issued include subordinated liabilities, debt securiti borrowings. Other borrowings includes those preference shares and preferre defined as liabilities (together referred to as preference instruments).

Consolidated Balance Sheet

Assets
Cash and balances at central banks
Items in course of collection
Financial assets held for trading
Derivative assets
Treasury bills and other eligible bills
Loans and advances to banks
Loans and advances to customers
Investment securities
    Debt securities
    Equity shares

Interest in jointly controlled entities
Interest in associated undertakings
Goodwill and other intangible assets
Property and equipment
Investment properties
Operating lease assets
Deferred acquisition costs
Value of in-force Long Term Assurance Business
Other assets
Prepayments and accrued income
Total Assets

Liabilities
Deposits by banks
Financial liabilities held for trading
Derivative liabilities
Customer accounts
Debt securities in issue
Notes in circulation
Insurance contract liabilities
Investment contract liabilities
Unallocated divisible surplus

Net post retirement benefit liability
Current and deferred tax liabilities
Dividends payable
Other liabilities
Accruals and deferred income
Other provisions
Other borrowings
Subordinated liabilities

Shareholders' Equity
Issued share capital
Share premium
Other reserves
Profit and loss account
Shareholders' Equity (excluding Minority Interests)
Minority interests (equity)
Shareholders' Equity (including Minority Interests)

Total Liabilities

INTERIM FINANCIAL INFORMATION ON A STATUTORY BASIS

(In accordance with the Listing Rules of the Financial Services Authority)

Basis of Preparation

EU law (IAS Regulation EC 1606/2002) requires that the next annual consolidated financial statements of the company, for the year ending 31 December 2005, be prepared in accordance with International Financial Reporting Standards ('IFRS') adopted for use in the EU ('adopted IFRS').

2005 Interim Financial Information

The 2005 Interim Financial Information on pages 58 to 63 has been prepared on the basis of the recognition and measurement requirements of IFRS that are endorsed by the EU and effective (or available for early adoption) at 31 December 2005. The interim information also reflects Standards that are expected to be endorsed and effective (or available for early adoption) at 31 December 2005. Based on these adopted and unadopted IFRS, the Directors have made assumptions about the accounting policies expected to be applied when the first annual IFRS financial statements are prepared for the year ending 31 December 2005.

In particular, the Directors have assumed that IAS 19, 'Employee Benefits' issued by the International Accounting Standards Board will be adopted by the EU in sufficient time to be available for use in the annual IFRS financial statements for the year ending 31 December 2005. The Group is considering the implications of the amendment to IAS 39 relating to the fair value option published in June 2005, but has not adopted this in the interim results. The Directors believe the effect on the Group of adopting the fair value option is unlikely to be material at both the interim and year end.

The accounting policies that the Directors assume will apply to the preparation of the first annual IFRS financial statements for the year ending 31 December 2005 are set out on pages 113 to 119 (Appendix 2) of the document 'HBOS plc 2004 Financial Results Restatement to International Financial Reporting Standards', which was published on 1 June 2005.

However, the adopted IFRS that will be effective (or available for early adoption) in the annual financial statements for the year ending 31 December 2005 are still subject to change and to additional interpretations and therefore cannot be determined with certainty. Accordingly, the accounting policies for that annual period will be determined finally only when the annual financial statements are prepared for the year ending 31 December 2005.

2004 comparative financial information

The 2004 comparative financial information on pages 58 to 63 is prepared under the reporting basis for statutory comparatives under IFRS for the 2004 financial year. This basis reflects all Standards, with the exception of IAS 32, IAS 39 and IFRS 4. These Standards only became effective from 1 January 2005 and transitional concessions granted by the International Accounting Standards Board permit the Group to report the comparatives for areas covered by these standards on a UK GAAP basis for 2004 only. The transitional concessions include accounting policies for Loans and Advances, Debt Securities, Equities, Derivatives and Insurance.

In preparing the 2004 comparative information the Group has adjusted amounts previously reported in financial statements under UK GAAP. The impact of the transition from UK GAAP to IFRS at 1 January 2004, 30 June 2004 and 31 December 2004 is set out and explained in the document 'HBOS plc 2004 Financial Results Restatement to International Financial Reporting Standards', which was published on 1 June 2005. This document also explains the adjustments through the Statement of Changes in Equity at 1 January 2005 to include IAS 32, IAS 39 and IFRS 4.

Section 240 Statement

The comparative figures for the financial year ended 31 December 2004 do not constitute the company's statutory accounts for that financial year within the meaning of section 240 of the Companies Act 1985. Those accounts, which were prepared under UK Generally Accepted Accounting Practices, have been reported on by the company's auditors and delivered to the Registrar of Companies. The report of the auditors was unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

Consolidated Income Statement

	Half year ended 30.06.2005 £m	Half ye end 30.06.20 Statuto
Interest receivable	12,434	9,9
Interest payable	(9,059)	(7,1
Net interest income	3,375	2,8
Fees and commission income	1,027	1,3
Fees and commission expense	(524)	(6
Earned premiums on insurance contracts (net of reinsurance)	2,176	3,5
Net trading income	80	1
Change in value of in-force Long Term Assurance	135	(

Business		
Other operating income	3,636	1,6
Net operating income (Note 1)	9,905	8,8
Claims paid on insurance contracts (net of reinsurance)	(1,169)	(2,0
Change in insurance contract liabilities	(1,264)	(1,8
Change in investment contract liabilities	(1,615)	
Change in unallocated divisible surplus	(223)	
Administrative expenses (Note 2)	(2,142)	(1,9
Depreciation and amortisation:	(504)	(3
Property and equipment	(118)	(1
Operating lease assets	(309)	(2
Goodwill impairment		
Intangible assets other than goodwill	(77)	(
Operating expenses	(6,917)	(6,1
Impairment losses on loans and advances	(753)	(5
Amounts written off fixed asset investments	(14)	
Operating profit	2,221	2,0
Share of operating profits of jointly controlled entities	22	
Share of operating profits of other associated undertakings	1	
Non-operating income (Note 3)	20	
Profit on ordinary activities before taxation	2,264	2,1
Tax on profit on ordinary activities (Note 4)	(688)	(5
Profit on ordinary activities after taxation	1,576	1,5
Attributable to:		
Shareholders (including certain non-equity interests in 2004)	1,549	1,4
Minority interests: equity	27	
non-equity		
	1,576	1,5
Basic earnings per share	39.5p	37.
Diluted earnings per share	39.1p	37.

Consolidated Balance Sheet

	As 30.06.20
Assets	
Cash and balances at central banks	1,2
Items in course of collection	7
Financial assets held for trading	31,8
Derivative assets	12,1
Treasury bills and other eligible bills	2
Loans and advances to banks	15,3
Loans and advances to customers	329,4
Less: non-returnable finance	
	329,4
Investment securities	
Debt securities	66,8
Equity shares	30,8
	97,6

Interest in jointly controlled entities	.1
Interest in associated undertakings	1
Goodwill and other intangible assets	2,7
Property and equipment	1,5
Investment properties	3,6
Operating lease assets	3,0
Deferred acquisition costs	5
Value of in-force Long Term Assurance Business	1,9
Other assets	5,7
Prepayments and accrued income	1,4
Total Assets	509,5
Liabilities	
Deposits by banks	30,8
Financial liabilities held for trading	18,1
Derivative liabilities	10,5
Customer accounts	196,2
Debt securities in issue	145,8
Notes in circulation	7
Insurance contract liabilities	18,3
Investment contract liabilities	37,4
Unallocated divisible surplus	7
Net post retirement benefit liability	1,7
Current and deferred tax liabilities	1,6
Dividends payable	
Other liabilities	6,8
Accruals and deferred income	2,4
Other provisions	2
Other borrowings	2,9
Subordinated liabilities	16,5
	491,3
Shareholders' Equity	
Issued share capital	1,9
Share premium	1,5
Other reserves	7
Profit and loss account	13,7
Shareholders' Equity (excluding Minority Interests)*	18,0
Minority interests (equity)	1
Shareholders' Equity (including Minority Interests)*	18,1
Minority and other interests (non-equity)	
	18,1
Total Liabilities	509,5

* Includes certain non-equity interests in 2004.

Consolidated Statement of Recognised Income and Expense

	Half year ended 30.06.2005 £m	Half 30.06 Stat
Exchange translation	(8)	
Net change in cash flow hedges, net of tax	(2)	
Net change in available for sale investments, net of tax	41	
Income and expense recognised directly in equity	31	
Profit on ordinary activities after taxation	1,576	
Total recognised income and expense	1,607	

Attributable to:	
Shareholders (including certain non-equity interests in 2004)	1,580
Minority interests	27
	1,607

Consolidated Cash Flow Statement

	Half yea ende 30.06.200 £
Operating Activities	
Group operating profit	2,22
Adjustments for:	
Increase in prepayments and accrued income	(
(Decrease)/Increase in accruals and deferred income	(32
Losses on loans and advances	75
Depreciation and amortisation	50
Amortisation of premiums/(discounts) on debt securities	
Change in value of in-force Long Term Assurance Business	(13
Movement in derivatives held for trading	(2,31
Interest on subordinated liabilities and other borrowings	51
Pension charge for defined benefit schemes	10
Profits on sale of investment securities from other businesses	(8
Provisions for liabilities and charges	13
Provisions utilised	(8
Provision against debt securities and equity shares	1
Movement of share based compensation scheme reserve	3
Exchange differences	(1,43
Revaluation of investment properties	
Other non-cash items	
Net cash (outflows)/inflows from trading activities	(9
Changes in operating assets and liabilities	
Net decrease/(increase) in cash and balances held at central banks	22
Net decrease/(increase) in items in course of collection	24
Net decrease in treasury bills and other eligible bills	3,4
Net increase in loans and advances to banks and customers	(17,03
Net increase in other assets	(2,52
Net increase in deferred acquisition costs	(15
Net increase in deposits by banks and customer accounts	6,82
Net increase in insurance contract liabilities	2,09
Net increase in investment contract liabilities	2,32
Net increase in financial liabilities held for trading	1,65
Net increase/(decrease) in notes in circulation	5
Net increase in debt issued	12,00
Net increase/(decrease) in other liabilities	1,69
Net increase in other investments	(2,55
Net cash flows from operating activities before tax	8,23
Income taxes paid	(60
Cash flows from operating activities	7,63

Consolidated Cash Flow Statement (Continued)

	Half ye end 30.06.20
Cash flows from operating activities	7,6
Investing activities	
Sale and maturity of investment securities	15,8
Purchase of investment securities	(19,0
Sale of other intangible assets	
Purchase of other intangible assets	(
Sale of property and equipment	
Purchase of property and equipment	(1
Sale of investment properties	
Purchase of investment properties	
Sale of operating lease assets	2
Purchase of operating lease assets	(5
Cash contribution to defined benefit pension schemes	(
Investment in subsidiary undertakings	
Investment in jointly controlled entities and associated undertakings	(
Disposal of jointly controlled entities and associated undertakings	
Dividends received from jointly controlled entities	
Dividends received from associated undertakings	
Cash flows from investing activities	(3,7
Financing activities	
Issue of equity shares	1,0
Ordinary share buy back, including costs	(2
Issue of subordinated liabilities and other borrowings	1,0
Minority interest acquired	
Repayments of subordinated liabilities and other borrowings	(1
Minority interest disposed	
Equity dividends paid	(8
Preference dividends paid	
Dividends paid to minority shareholders in subsidiary undertakings	(
Interest on subordinated liabilities and other borrowings relating to servicing of finance	(4
Movement in own shares	
Cash flows from financing activities	1
Net increase/(decrease) in cash and cash equivalents	4,0
Opening cash and cash equivalents	40,7
Closing cash and cash equivalents	44,7

Analysis of Cash and Cash Equivalents(1)

For the purpose of the cash flow statement, cash and cash equivalents comprise the following balances with less than three months maturity from the date of acquisition.

	Half year ended 30.06.2005 £m
Cash and balances at central banks	505
Loans and advances to banks	
- repayable less than 3 months	12,471
Short term investments	
- repayable less than 3 months	31,804

Closing cash and cash equivalents 44,780

(1) Cash equivalents are held for the purpose of meeting short term cash commi investing or other purposes. Cash and cash equivalents under IFRS consist central banks that are freely available, and non-equity investments with a less from the date of acquisition.

Notes on the Accounts

	Half year ended 30.06.2005 £m	Half yea ende 30.06.200 Statutor £
1. Net operating income		
Net operating income includes:		
Interest payable on subordinated liabilities	(419)	(40
Finance lease rental income	422	41
Operating lease rental income	352	30
Net investment income from Long Term Assurance business	3,023	1,12
Profit on sale of investment securities from other businesses	80	7
2. Administrative expenses		
Administrative expenses includes:		
HBOS merger integration costs		2
Mortgage endowment compensation	130	
Included within administrative expenses	130	2
Tax thereon	(39)	(
	91	1
Staff costs	1,139	1,09
Accommodation, repairs and maintenance	185	18

3. Non-operating income

Non-operating income comprises a profit of £20m arising on the sale and operating leaseback of certain branch premises. The income recorded within 2004 relates to the profit arising on the disposal of cash machines situated in locations remote from the Group's bank branches.

4. Taxation

The tax charge for the half year of £688m includes £35m in respect of grossing up for policyholder tax. Excluding this amount results in an effective rate of tax of 29.3% (H1 2004 27.7%) of profit before tax compared to a UK corporation tax rate applicable for the half year of 30%. The effective rate is lower than the UK corporation tax rate mainly due to

equity dividends received and profits taxed at lower overseas rates.

The increase in the effective rate is mainly due to the impact of the adoption of IAS 39 in 2005 which results in the coupon on the preferred instruments being reclassified as interest payable.

5. Preference dividends

HBOS plc issued £750m preference shares in May 2005 and a further £198m preference shares in June 2005. Both issues are classified as equity under IAS 32. At 30 June 2005 £7m preference dividends have been accrued on these issues and have been charged directly to the Profit and Loss Account reserve.

6. Acquisitions

On 17 June 2005, HBOS plc announced the purchase from MLP AG of the in-force business, customer relationships and goodwill of MLP Life. The consideration is €265m, with a potential adjustment of plus or minus €15m subject to persistency targets being met, and a further €40m being payable upon achievement of the MLP sales plan. The acquisition becomes effective following receipt of regulatory consent, anticipated in September of this year.

(Page 64)

Independent review report to HBOS plc

Introduction

We have been engaged by the company to review the financial information set out on pages 57 to 63 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual financial statements except where any changes, and the reasons for them, are disclosed.

As disclosed in the basis of preparation note on page 57, the next annual financial statements of the Group will be prepared in accordance with IFRS adopted for use in the European Union. The accounting policies that have been adopted in preparing the financial information are consistent with those that the directors currently intend to use in the next annual financial statements.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Emphasis of matter

Without qualifying our review conclusion, we draw your attention to the following matter. As the basis of preparation note on page 57 explains, there is a possibility that the directors may determine that some changes to the accounting policies adopted in preparing the financial information are necessary when the Group prepares its full annual financial statements for the first time in accordance with those IFRSs adopted for use in the European Union.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2005.

KPMG Audit Plc

Chartered Accountants

2 August 2005

(Page 65)

Dividend Reinvestment Plan

Shareholders who have already completed a Mandate Form to receive their entitlement to dividends in Ordinary Shares need take no action as they will automatically receive Ordinary Shares in respect of the interim dividend of 11.75p per Ordinary Share for the year ending 31 December 2005. Shareholders who have not already completed a Mandate Form and also wish to participate in the Dividend Reinvestment Plan in respect of the interim dividend are required to complete and return a Mandate Form to our Plan Administrator - Computershare Investor Services PLC, PO Box 1910, The Pavilions, Bridgwater Road, Bristol BS99 7DZ. A Mandate Form and a copy of the Rules of the HBOS plc Dividend Reinvestment Plan can be obtained from our Plan Administrator on 0870 702 0102.

Timetable and Contacts

Expected Timetable

3 August 2005	Announcement of Interim Results
10 August 2005	Ordinary Shares quoted ex-dividend
12 August 2005	Ordinary Shares Record Date for the interim dividend 20
9 September 2005	Return date for mandates for the Dividend Reinvestment dividend 2005
7 October 2005	HBOS plc Ordinary Share dividend payment
26 October 2005	Last date by which CREST entitlement statements and new will be posted and shareholder accounts credited
1 March 2006	Announcement of Preliminary Results

Contacts

Investor Relations	Charles Wycks Director of Investor Relations (0131) 243 5509 (020) 7905 9600 charleswycks@hbosplc.com
	John Hope Director, Investor Relations (0131) 243 5508 (020) 7905 9600 johnhope@hbosplc.com
Press Office	Shane O'Riordain General Manager, Group Communications (020) 7905 9600 07770 544585 (mobile) shaneo'riordain@hbosplc.com
	Mark Hemingway Head of Media Relations 07831 390751 (mobile) markhemingway@hbosplc.com

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- BPB plc
Released	11:48 03-Aug-05
Number	6761P

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	BPB plc
Relevant security dealt in	Ord 50p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	02/08/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
10,310	£7.064
Amount sold	**Price per unit (currency must be stated)**

Resultant total amount and percentage of the same relevant security owned or controlled	**23,130,523 (4.606%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**03/08/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Huveaux plc
Released	11:49 03-Aug-05
Number	6763P

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Huveaux plc
Relevant security dealt in	Ord 10p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	02/08/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
110,000	£0.470
Amount sold	**Price per unit (currency must be stated)**

Resultant total amount and percentage of the same relevant security owned or controlled	**1,926,524 (1.790%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**03/08/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Camellia plc
Released	11:51 03-Aug-05
Number	6764P

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Camellia plc
Relevant security dealt in	Ord 10p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	02/08/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
Amount sold	**Price per unit (currency must be stated)**
1	£68.00

Resultant total amount and percentage of the same relevant security owned or controlled	**91,505 (3.526%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**03/08/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 04-Aug-05
Number	7094P

RNS Number:7094P
HBOS PLC
04 August 2005

HBOS plc

HBOS plc announces that on 3 August 2005 it purchased 1,290,000 of its ordinary shares at a price of 876.8527 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 5,736,000 of its ordinary shares in Treasury and has a total of 3,906,509,131 ordinary shares (excluding shares held in Treasury) in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- BPB plc
Released	11:29 04-Aug-05
Number	7328P

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	BPB plc
Relevant security dealt in	Ord 50p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	03/08/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
4,486	£7.350
Amount sold	**Price per unit (currency must be stated)**

Resultant total amount and percentage of the same relevant security owned or controlled	**23,135,009 (4.607%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**04/08/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

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Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Epic Group plc
Released	11:30 04-Aug-05
Number	7330P

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Epic Group plc
Relevant security dealt in	Ord 1p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	03/08/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
500,000	£0.950
Amount sold	**Price per unit (currency must be stated)**

Resultant total amount and percentage of the same relevant security owned or controlled	**1,141,341 (4.794%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**04/08/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

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Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:37 04-Aug-05
Number	7582P

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Sharesave Plan
(the "Plan")

The Company has today received notification that Ordinary 25p Shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the Plan as follows:-

Plan	No. of Shares	Date
HBOS Sharesave Plan	12,946	04/08/2005

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 2,762,196 shares still held by the QUEST.

END

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Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 05-Aug-05
Number	7632P

RNS Number:7632P
HBOS PLC
05 August 2005

HBOS plc

HBOS plc announces that on 4 August 2005 it purchased 500,000 of its ordinary shares at a price of 881.55 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 6,236,000 of its ordinary shares in Treasury and has a total of 3,906,030,412 ordinary shares (excluding shares held in Treasury) in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	HBOS PLC
TIDM	HBOS
Headline	Hx House Price Index July 05
Released	08:00 05-Aug-05
Number	7631P

Halifax House Price Index

National Index **July 2005**

All Houses, All Buyers Index (1983=100)

Index (seasonally adjusted) 527.5 Monthly Change 0.2% Annual Change 2.3%

Standardised Average Price (seasonally adjusted) £162,994

Key Points

- House prices increased by 0.2% in July following a similar rise in June. Overall, ther been virtually no change in the average UK house price since the beginning of 2005.
- The annual rate of house price inflation continues to slow, falling to 2.3% in Jul lowest rate of growth since April 1996.
- Affordability is in line with the long-run historical average. Yesterday's 25 basis cut in interest rates will reduce mortgage payments as a proportion of gross incon the average new borrower from 20% to 19%, the average for the past 20 years an below the 34% peak in 1990.
- Recent figures provide further signs of a steady improvement in housing market a in recent months. The number of loans approved for house purchase in Quarter 10% higher than in Quarter 1, according to the latest Bank of England figures. E agents confirm these signs of improvement with the latest monthly RICS survey rep a modest rise in completed property sales since February 2005 and the first increa buyer enquiries for five months in June.

Commenting, Martin Ellis, Chief Economist, said:

"House prices increased by 0.2% in July following a similar rise in June. Overall, there has been almost no change in the average UK house price since the start of 2005. The annual rate of house price inflation continues to slow, falling to 2.3% in July: the lowest rate of growth since April 1996.

There have been further signs of a modest improvement in housing market activity over the past month. The number of loans approved for house purchase in the second quarter was 10% higher than in the first quarter, and estate agents have reported recent modest upturns in both completed sales and enquiries by potential homebuyers.

Yesterday's 25 basis points cut in interest rates will reduce mortgage payments as a proportion of gross income for the average new borrower from 20% to 19%, bringing it back in line with the average for the past 20 years and well below the 34% peak in 1990."

Economic fundamentals are sound ......

Housing market fundamentals also support demand. The UK economy remains in sound shape despite the slowdown in activity in the first half of 2005. Employees' earnings are growing at a robust pace with average earnings expected to increase by 4.5% in 2005 compared with 3.8% in 2004, reflecting the overall strength of the labour market. This pick-up in earnings growth is predicted to contribute to an increase in 'real' households' disposable income growth (i.e. after-tax and following adjustment for retail price inflation) from 1.9% in 2004 to around 2.5% this year.

The number of people in employment in the three months to May, at 28.57 million, was 184,000 higher than a year earlier, according to the latest ONS figures, underlining the strength of the UK labour market.

More signs that housing market activity is slowly improving ......

Recent figures provide further signs of a steady improvement in housing market activity in recent months. The number of loans approved for house purchase in Quarter 2 was 10% higher than in Quarter 1 (on a seasonally adjusted basis), according to the latest Bank of England figures. Despite this improvement, approvals in 2005 Quarter 2 were still 18% lower than in 2004 Quarter 2.

Estate agents also confirm these signs of improvement with the latest monthly RICS survey reporting a modest rise in completed property sales since February 2005 and the first increase in buyer enquiries for five months in June. These trends are in line with the experience of Halifax Estate Agents.

NOTE: The 2.3% number is the quarterly year-on-year figure. This figure provides a much better picture of underlying trends compared to a monthly year-on-year number as it smoothes out any short-term fluctuations.

The Halifax House Price Index is prepared from information that we believe is collated with care, but we do not make any statement as to its accuracy or completeness. We reserve the right to vary our methodology and to edit or discontinue the indices at any time for regulatory or other reasons. Persons seeking to place reliance on the indices for their own or third party commercial purposes do so at their own risk.

END

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Huveaux plc
Released	11:08 05-Aug-05
Number	7836P

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Huveaux plc
Relevant security dealt in	Ord 10p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	04/08/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
850,000	£0.506
Amount sold	**Price per unit (currency must be stated)**

Resultant total amount and percentage of the same relevant security owned or controlled	**2,776,524 (2.580%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**05/08/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:45 05-Aug-05
Number	7994P

1) Name of Company:

HBOS plc

2) Name of Director:

Phil Hodkinson

3) Is holding in own name/wife's name or non-beneficial:

own name

4) Name of registered holder:

HSDL Nominees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Director

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

Sale

7) Number of shares acquired: N/A

8) Percentage of issued class: N/A

9) Number of shares disposed: 50,000

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: £8.835

13) Date of transaction: 4 August 2005

14) Date company informed: 4 August 2005

15) Total holding following this notification:

207,315 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: de minimis

END

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Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- BPB plc
Released	11:52 08-Aug-05
Number	8426P

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	BPB plc
Relevant security dealt in	Ord 50p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	05/08/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
Amount sold	**Price per unit (currency must be stated)**
552	£7.355

Resultant total amount and percentage of the same relevant security owned or controlled	**23,134,459 (4.606%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**08/08/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Huveaux plc
Released	11:57 08-Aug-05
Number	8430P

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Huveaux plc
Relevant security dealt in	Ord 10p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	05/08/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
459,600	£0.500
Amount sold	**Price per unit (currency must be stated)**

Resultant total amount and percentage of the same relevant security owned or controlled	**3,236,125 (3.007%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**08/08/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:30 08-Aug-05
Number	8570P

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

Halifax Corporate Trustees Limited (the 'Trustee')

The Company has today received notification that on 5 August 2005, the Trustee purchased 1,000,000 ordinary shares of 25p each on the London Stock Exchange at a price of 898.43p per share in respect of the HBOS plc Share Incentive Plan.

The Executive Directors of the Company are beneficiaries, along with other employees and, as such, each Executive Director is deemed to be interested in the 5,000,000 shares held by the Trustee.

END

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Huveaux plc
Released	11:54 09-Aug-05
Number	8966P

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Huveaux plc
Relevant security dealt in	Ord 10p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	08/08/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
100,000	£0.480
Amount sold	**Price per unit (currency must be stated)**

Resultant total amount and percentage of the same relevant security owned or controlled	**3,336,126 (3.100%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**09/08/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- BPB plc
Released	11:55 09-Aug-05
Number	8967P

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	BPB plc
Relevant security dealt in	Ord 50p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	08/08/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
5,390	£7.315
Amount sold	**Price per unit (currency must be stated)**

Resultant total amount and percentage of the same relevant security owned or controlled	**23,139,849 (4.607%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**09/08/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	13:57 09-Aug-05
Number	9035P

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS plc Employee Trust Limited (the 'Trustee')

On Tuesday 9 August, the Company received notification that on 5 August 2005, 63 ordinary shares of 25p each were released by the Trustee.

The Executive Directors remain beneficiaries and so interested, along with other participants, in 177,648 still held by the Trustee, and had no role in making any decision regarding this transaction.

END

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Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:30 09-Aug-05
Number	9022P

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

Halifax Corporate Trustees Limited (the 'Trustee')

The Company has today received notification that on 8 August 2005, the Trustee purchased 1,000,000 ordinary shares of 25p each on the London Stock Exchange at a price of 908.52p per share in respect of the HBOS plc Share Incentive Plan.

The Executive Directors of the Company are beneficiaries, along with other employees and, as such, each Executive Director is deemed to be interested in the 6,000,000 shares held by the Trustee.

END

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- BPB plc
Released	11:15 10-Aug-05
Number	9448P

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	BPB plc
Relevant security dealt in	Ord 50p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	09/08/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
2,688	£7.290

Amount sold	**Price per unit (currency must be stated)**

Resultant total amount and percentage of the same relevant security owned or controlled	**23,142,537 (4.608%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**10/08/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Marconi Corporation
Released	11:19 10-Aug-05
Number	9452P

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Marconi Corporation plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	09/08/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
Amount sold	**Price per unit (currency must be stated)**
164,060	£3.051

Resultant total amount and percentage of the same relevant security owned or controlled	**6,373,053 (3.053%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**10/08/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

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Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:30 10-Aug-05
Number	9450P

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

Halifax Corporate Trustees Limited (the 'Trustee')

The Company has today received notification that on 9 August 2005, the Trustee purchased 500,000 ordinary shares of 25p each on the London Stock Exchange at a price of 908.73p per share in respect of the HBOS plc Share Incentive Plan.

The Executive Directors of the Company are beneficiaries, along with other employees and, as such, each Executive Director is deemed to be interested in the 6,500,000 shares held by the Trustee.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- BPB plc
Released	11:25 11-Aug-05
Number	9961P

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	BPB plc
Relevant security dealt in	Ord 50p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	10/08/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
6,254	£7.295
Amount sold	**Price per unit (currency must be stated)**
18,875	£7.295

Resultant total amount and percentage of the same relevant security owned or controlled	**23,129,916 (4.605%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**11/08/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Huveaux plc
Released	11:27 11-Aug-05
Number	9964P

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Huveaux plc
Relevant security dealt in	Ord 10p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	10/08/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
33,250	£0.485
Amount sold	**Price per unit (currency must be stated)**

Resultant total amount and percentage of the same relevant security owned or controlled	**3,369,376 (3.131%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**11/08/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	13:01 11-Aug-05
Number	0025Q

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS plc Employee Trust Limited (the 'Trustee')

On Thursday 11 August, the Company received notification that on Tuesday 9 August 2005, 1,086 ordinary shares of 25p each were released by the Trustee.

The Executive Directors remain beneficiaries and so interested, along with other participants, in 176,562 still held by the Trustee, and had no role in making any decision regarding this transaction.

END

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Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:39 11-Aug-05
Number	0234Q

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

Halifax Corporate Trustees Limited ('HCTL')

The Company has today received notification that on 10 August 2005, HCTL purchased 71,196 ordinary shares of 25p each on the London Stock Exchange at a price of 913.701p per share in respect of the HBOS plc Share Incentive Plan.

The Executive Directors in the Company are beneficiaries, along with other employees and, as such, each Executive Director is deemed to be interested in 6,571,196 shares held by HCTL.

Bank of Scotland Trust Company International ('BOSTCI')

The Company has today received notification that on 10 August 2005, BOSTCI purchased 505,146 ordinary shares of 25p each on the London Stock Exchange at a price of 913.701p per share in respect of the HBOS plc Share Incentive Plan.

Becketts (Trustees) Ltd ('BTL')

The Company has today received notification that on 10 August 2005, BTL purchased 111,657 ordinary shares of 25p each on the London Stock Exchange at a price of 913.701p per share in respect of the HBOS plc Share Incentive Plan.

HBOS Plc Employee Trust Limited ('ETL')

The Company has today received notification that on 10 August 2005, ETL purchased 100,000 ordinary shares of 25p each on the London Stock Exchange at a price of 913.701p per share in respect of the HBOS plc Share Incentive Plan.

The Executive Directors in the Company are beneficiaries, along with other employees and, as such, each Executive Director is deemed to be interested in 276,562 shares held by ETL.

END

Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	10:04 12-Aug-05
Number	0415Q

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Sharesave Plan
Bank of Scotland Save As You Earn
(the "Plans")

The Company received notification yesterday that Ordinary 25p Shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the Plans as follows:-

Plan	No. of Shares	Date
Bank of Scotland SAYE	4,540	11/08/2005
HBOS Sharesave Plan	5,701	11/08/2005

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 2,751,955 shares still held by the QUEST.

END

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Huveaux plc
Released	11:51 12-Aug-05
Number	0497Q

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Huveaux plc
Relevant security dealt in	Ord 10p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	11/08/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
200,000	£0.480
Amount sold	**Price per unit (currency must be stated)**

Resultant total amount and percentage of the same relevant security owned or controlled	**3,569,376 (3.317%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**12/08/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 15-Aug-05
Number	0766Q

RNS Number:0766Q
HBOS PLC
15 August 2005

HBOS plc

HBOS plc announces that on 12 August 2005 it purchased 1,500,000 of its ordinary shares at a price of 886.583 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 7,736,000 of its ordinary shares in Treasury and has a total of 3,905,729,276 ordinary shares (excluding shares held in Treasury) in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- BPB plc
Released	11:07 15-Aug-05
Number	0908Q

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	BPB plc
Relevant security dealt in	Ord 50p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	12/08/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
2,685	£7.295
4,475	£7.300
Amount sold	**Price per unit (currency must be stated)**

Resultant total amount and percentage of the same relevant security owned or controlled	**23,137,076 (4.606%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**15/08/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Domnick Hunter Grp
Released	11:09 15-Aug-05
Number	0911Q

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Domnick Hunter Group plc
Relevant security dealt in	Ord 5p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	12/08/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
Amount sold	**Price per unit (currency must be stated)**
48,666	£6.430

Resultant total amount and percentage of the same relevant security owned or controlled	**1,816,492 (5.094%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**15/08/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:37 15-Aug-05
Number	1121Q

The following replaces the announcement released on 9 August 2005 at 16.07 Number 9041P. The holding for David Fisher as at 8 August 2005 was incorrectly reported as 51,694 shares, and has now been amended to state the correct holding of 49,071 shares. All other details remain unchanged and the amended text appears below.

1) Name of Company:

HBOS plc

2) Name of Director/Persons Discharging Managerial Responsibilities:

David Fisher

3) Is holding in own name/connected person's name or non-beneficial:

own name

4) Name of registered holder:

HSDL Nominees Limited

5) Please state whether notification relates to a person(s) connected with the Director/ Persons Discharging Managerial Responsibilities named in 2 above and identify the connected person(s):

Own Name

6) Please state the nature of the transaction and the nature and extent of the Director/ Persons Discharging Managerial Responsibilities interest in the transaction:

Sale

7) Number of shares acquired: N/A

8) Percentage of issued class: N/A

9) Number of shares disposed: 7,000

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: £9.1012

13) Date of transaction: 8 August 2005

14) Date company informed: 8 August 2005

15) Total holding following this notification:

49,071 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: de minimis

Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:41 15-Aug-05
Number	1122Q

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

HBOS plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

(iii) both (i) and (ii)

3. Name of *person discharging managerial responsibilities/director*

James Crosby, Director
Phil Hodkinson, Director
Andy Hornby, Director
Colin Matthew, Director
George Mitchell, Director
Harry Baines, PDMR
James Corcoran, PDMR
Peter Cummings, PDMR
Jo Dawson, PDMR
Mark Duffy, PDMR
John Edwards, PDMR
Douglas Ferrans, PDMR
David Fisher, PDMR
Peter Hickman, PDMR
Heather Jackson, PDMR
Ian Kerr, PDMR
Lindsay Mackay, PDMR
Shane O'Riordain, PDMR
Mark Parker, PDMR
Howard Posner, PDMR
Ian Robertson, PDMR
Grenville Turner, PDMR
David Willis, PDMR
Mike Wooderson, PDMR

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Notification relates to the Directors/PDMRs detailed in 3. above

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Notification relates to the Directors/PDMRs detailed in 3. above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of 25p each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

0131 243 8671

Name and signature of duly authorised officer of *issuer* responsible for making notification

Kenny Melville, Assistant Company Secretary

Date of notification

15 August 2005

END
END

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:43 15-Aug-05
Number	1124Q

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

HBOS plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

(ii)...................................

3. Name of *person discharging managerial responsibilities/director*

Colin Matthew

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Person referred to in 3. above

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Person referred to in 3. above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of 25p each, fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

own name

8 State the nature of the transaction

Options in respect of 48,000 shares, originally granted to Colin Matthew under the Bank of Scotland Executive Stock Option Scheme on 17th October 1995, at an option price of £2.5983 per share, were exercised using the Cashless Exercise Facility. This resulted in the sale of 14,036 shares at a price of £8.8865 per share, and a net increase in his holding of 33,964 shares.

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

See 8. above.

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

de minimis

Kenny Melville, Assistant Company Secretary

Date of notification

15th August 2005

END
END

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 16-Aug-05
Number	1270Q

HBOS plc announces that on 15 August 2005 it purchased 500,000 of its ordinary shares at a price of 885.0181 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 8,236,000 of its ordinary shares in Treasury and has a total of 3,905,337,238 ordinary shares (excluding shares held in Treasury) in issue.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- BPB plc
Released	11:45 16-Aug-05
Number	1494Q

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	BPB plc
Relevant security dealt in	Ord 50p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	15/08/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
4,482	£7.310
Amount sold	**Price per unit (currency must be stated)**

Resultant total amount and percentage of the same relevant security owned or controlled	**23,141,559 (4.607%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**16/08/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 17-Aug-05
Number	1791Q

HBOS plc announces that on 16 August 2005 it purchased 905,000 of its ordinary shares at a price of 887.2325 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 9,141,000 of its ordinary shares in Treasury and has a total of 3,904,457,784 ordinary shares (excluding shares held in Treasury) in issue.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- BPB plc
Released	11:21 17-Aug-05
Number	1944Q

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	BPB plc
Relevant security dealt in	Ord 50p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	16/08/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
5,370	£7.320
Amount sold	**Price per unit (currency must be stated)**

Resultant total amount and percentage of the same relevant security owned or controlled	**23,146,929 (4.608%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**17/08/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Huveaux plc
Released	11:24 17-Aug-05
Number	1945Q

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Huveaux plc
Relevant security dealt in	Ord 10p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	16/08/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
259,350	£0.475
Amount sold	**Price per unit (currency must be stated)**

Resultant total amount and percentage of the same relevant security owned or controlled	**3,828,727 (3.558%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**17/08/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 18-Aug-05
Number	2235Q

HBOS plc announces that on 17 August 2005 it purchased 1,000,000 of its ordinary shares at a price of 880.1064 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 10,141,000 of its ordinary shares in Treasury and has a total of 3,903,476,812 ordinary shares (excluding shares held in Treasury) in issue.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Somerfield plc
Released	11:53 18-Aug-05
Number	2431Q

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Somerfield plc
Relevant security dealt in	Ord 10p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	17/08/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
7,200	£2.015
Amount sold	**Price per unit (currency must be stated)**

Resultant total amount and percentage of the same relevant security owned or controlled	**6,304,298 (1.148%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**18/08/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Domnick Hunter Grp
Released	11:55 18-Aug-05
Number	2435Q

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Domnick Hunter Group plc
Relevant security dealt in	Ord 5p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	17/08/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
Amount sold	**Price per unit (currency must be stated)**
200,000	£6.450

Resultant total amount and percentage of the same relevant security owned or controlled	**1,616,492 (4.534%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**18/08/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

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Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Marconi Corp plc
Released	11:56 18-Aug-05
Number	2437Q

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Marconi Corporation plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	17/08/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
Amount sold	**Price per unit (currency must be stated)**
9,583	£2.898
5,886	£2.938

Resultant total amount and percentage of the same relevant security owned or controlled	**6,357,585 (3.045%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**18/08/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- BPB plc
Released	11:57 18-Aug-05
Number	2441Q

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	BPB plc
Relevant security dealt in	Ord 50p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	17/08/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
Amount sold	**Price per unit (currency must be stated)**
18,342	£7.316

Resultant total amount and percentage of the same relevant security owned or controlled	**23,128,587 (4.604%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**18/08/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

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Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	17:23 18-Aug-05
Number	2724Q

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Sharesave Plan
Bank of Scotland Save As You Earn
(the "Plans")

The Company received notification yesterday that Ordinary 25p Shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the Plans as follows:-

Plan	No. of Shares	Date
Bank of Scotland SAYE	1,510	18/08/2005
HBOS Sharesave Plan	7,952	18/08/2005

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 2,742,493 shares still held by the QUEST.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 19-Aug-05
Number	2762Q

HBOS plc announces that on 18 August 2005 it purchased 960,000 of its ordinary shares at a price of 873.9753 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 11,101,000 of its ordinary shares in Treasury and has a total of 3,902,541,394 ordinary shares (excluding shares held in Treasury) in issue.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	10:36 19-Aug-05
Number	2857Q

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS plc Employee Trust Limited (the 'Trustee')

On Friday 19 August, the Company received notification that on Wednesday 17 August, 271 ordinary shares of 25p each were released by the Trustee.

The Executive Directors remain beneficiaries and so interested, along with other participants, in 276,291 still held by the Trustee, and had no role in making any decision regarding this transaction.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Publication of Prospectus
Released	15:47 19-Aug-05
Number	3076Q

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

The HBOS plc Prospectus in relation to the U.S.$85,000,000,000 Programme for the Issuance of Debt Instruments dated 15th August, 2005.

The Prospectus should be read and construed in conjunction with the following documents which are incorporated by reference and which are also available for viewing:

(i) The HBOS plc audited consolidated annual financial statements for the financial years ended 31 December 2003 and 2004 including the Independent Auditors' Report;
(ii) The HBOS plc 2004 Financial Results Restatement to International Financial Reporting Standards; and
(iii) The HBOS plc unaudited consolidated Interim Results for the six months ended 30 June 2005.

The audited consolidated annual financial statements of each of the Bank of Scotland and HBOS Treasury Services plc for the financial years ended 31 December 2003 and 2004 are available at the Head Office of the Bank of Scotland and the registered office of HBOS Treasury Services plc as well as at the offices of the Dealers and the Principal Paying Agent.

To view the full document, please paste the following URL into the address bar of your browser.

HBOS PLC Prospectus
http://www.rns-pdf.londonstockexchange.com/rns/3059q_-2005-8-19.pdf

HBOS PLC Annual Report and Accounts 2003
http://www.rns-pdf.londonstockexchange.com/rns/3059q_2-2005-8-19.pdf

HBOS PLC Annual Report and accounts 2004
http://www.rns-pdf.londonstockexchange.com/rns/3059q_3-2005-8-19.pdf

HBOS PLC Interims
http://www.rns-pdf.londonstockexchange.com/rns/3059q_4-2005-8-19.pdf

HBOS PLC 2004 Restatement of IFRS
http://www.rns-pdf.londonstockexchange.com/rns/3059q_5-2005-8-19.pdf

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 22-Aug-05
Number	3214Q

HBOS plc announces that on 19 August 2005 it purchased 575,000 of its ordinary shares at a price of 869.0732 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 11,676,000 of its ordinary shares in Treasury and has a total of 3,902,015,883 ordinary shares (excluding shares held in Treasury) in issue.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Domnick Hunter Grp
Released	11:29 22-Aug-05
Number	3393Q

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Domnick Hunter Group plc
Relevant security dealt in	Ord 5p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	19/08/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
Amount sold	**Price per unit (currency must be stated)**
25,849	£6.43

Resultant total amount and percentage of the same relevant security owned or controlled	**1,590,643 (4.461%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**22/08/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 5410**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- BPB plc
Released	11:29 22-Aug-05
Number	3394Q

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	BPB plc
Relevant security dealt in	Ord 50p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	19/08/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
2,711	£7.30
Amount sold	**Price per unit (currency must be stated)**

Resultant total amount and percentage of the same relevant security owned or controlled	**23,131,298 (4.605%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**22/08/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 5410**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Cancellation Treasury Shares
Released	14:13 22-Aug-05
Number	3488Q

Cancellation of Treasury Shares

HBOS plc announces that on 22 August 2005, 10,000,000 of its ordinary shares held in Treasury have been cancelled.

Following the cancellation, HBOS plc holds 1,676,000 of its ordinary shares in Treasury and has a total of 3,902,033,518 Ordinary shares (excluding shares held in Treasury) in issue.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 23-Aug-05
Number	3728Q

HBOS plc announces that on 22 August 2005 it purchased 960,000 of its ordinary shares at a price of 867.2193 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 2,636,000 of its ordinary shares in Treasury and has a total of 3,901,073,518 ordinary shares (excluding shares held in Treasury) in issue.

END

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Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- BPB plc
Released	12:03 23-Aug-05
Number	3933Q

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	BPB plc
Relevant security dealt in	Ord 50p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	22/08/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
8,972	£7.305
Amount sold	**Price per unit (currency must be stated)**

Resultant total amount and percentage of the same relevant security owned or controlled	**23,140,271 (4.607%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**23/08/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 5410**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 24-Aug-05
Number	4201Q

HBOS plc announces that on 23 August 2005 it purchased 300,000 of its ordinary shares at a price of 867.4574 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 2,936,000 of its ordinary shares in Treasury and has a total of 3,900,786,038 ordinary shares (excluding shares held in Treasury) in issue.

END

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- BPB plc
Released	12:04 24-Aug-05
Number	4387Q

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	BPB plc
Relevant security dealt in	Ord 50p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	23/08/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
3,582	£7.30
Amount sold	**Price per unit (currency must be stated)**

Resultant total amount and percentage of the same relevant security owned or controlled	**23,143,853 (4.608%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**24/08/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 5410**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	17:12 24-Aug-05
Number	4619Q

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Sharesave Plan
(the "Plan")

The Company has today received notification that Ordinary 25p Shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the Plan as follows:-

Plan	No. of Shares	Date
HBOS Sharesave Plan	2,648	24/08/2005

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 2,739,845 shares still held by the QUEST.

END

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 25-Aug-05
Number	4663Q

HBOS plc announces that on 24 August 2005 it purchased 1,250,000 of its ordinary shares at a price of 869.8913 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 4,186,000 of its ordinary shares in Treasury and has a total of 3,899,542,898 ordinary shares (excluding shares held in Treasury) in issue.

END

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- BPB plc
Released	11:45 25-Aug-05
Number	4856Q

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	BPB plc
Relevant security dealt in	Ord 50p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	24/08/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
2,691	£7.29
Amount sold	**Price per unit (currency must be stated)**
18,656	Transfer Out

Resultant total amount and percentage of the same relevant security owned or controlled	**23,127,888 (4.604%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**25/08/2005**

Contact name	**Kenny Melville**
Telephone number	**0131 243 5410**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3 - Marconi Corp. Plc
Released	11:50 25-Aug-05
Number	4858Q

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Marconi Corporation plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	24/08/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
Amount sold	**Price per unit (currency must be stated)**
5,908	Transfer Out

Resultant total amount and percentage of the same relevant security owned or controlled	6,351,679 (3.042%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**25/08/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 5410**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 26-Aug-05
Number	5129Q

HBOS plc announces that on 25 August 2005 it purchased 1,150,000 of its ordinary shares at a price of 863.9573 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 5,336,000 of its ordinary shares in Treasury and has a total of 3,898,398,201 ordinary shares (excluding shares held in Treasury) in issue.

END

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3 - Camellia plc
Released	10:59 26-Aug-05
Number	5270Q

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Camellia plc
Relevant security dealt in	Ord 10p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	25/08/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
Amount sold	**Price per unit (currency must be stated)**
83	£67.75

Resultant total amount and percentage of the same relevant security owned or controlled	**91,422 (3.523%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**26/08/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 5410**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Marconi Corpn PLC
Released	11:05 26-Aug-05
Number	5276Q

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Marconi Corporation plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	25/08/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
Amount sold	**Price per unit (currency must be stated)**
3,993	£2.895

Resultant total amount and percentage of the same relevant security owned or controlled	**6,347,686 (3.027%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**26/08/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 5410**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- (BPB plc)
Released	11:08 26-Aug-05
Number	5279Q

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	BPB plc
Relevant security dealt in	Ord 50p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	25/08/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
3,604	£7.325
Amount sold	**Price per unit (currency must be stated)**
12,609	£7.28

Resultant total amount and percentage of the same relevant security owned or controlled	**23,118,883 (4.603%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**26/08/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 5410**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- HMV Group plc
Released	11:12 26-Aug-05
Number	5284Q

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	HMV Group plc
Relevant security dealt in	Ord 1p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	25/08/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
5,000	£2.51
Amount sold	**Price per unit (currency must be stated)**

Resultant total amount and percentage of the same relevant security owned or controlled	**4,594,627 (1.146%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**26/08/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 5410**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	11:27 26-Aug-05
Number	5301Q

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS plc Employee Trust Limited (the 'Trustee')

On 25 August 2005, the Company received notification that on 22 August 2005, 109 ordinary shares of 25p each were released by the Trustee.

The Executive Directors remain beneficiaries and so interested, along with other participants, in 276,182 still held by the Trustee, and had no role in making any decision regarding this transaction.

END

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	15:23 26-Aug-05
Number	5483Q

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

The Company has today received notification that HBOS QUEST Limited purchased 1,204,000 ordinary shares at a price of 864.3297 pence per share. It is intended that these shares will be held and released (as appropriate) from the HBOS Qualifying Employee Trust (the QUEST) to certain participants of the HBOS Sharesave Plan(s).

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 3,943,845 shares held by the QUEST.

END

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3 - Marconi Corp. Plc
Released	11:50 25-Aug-05
Number	4858Q

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Marconi Corporation plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	24/08/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
Amount sold	**Price per unit (currency must be stated)**
5,908	Transfer Out

Resultant total amount and percentage of the same relevant security owned or controlled	**6,351,679 (3.042%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**25/08/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 5410**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 26-Aug-05
Number	5129Q

HBOS plc announces that on 25 August 2005 it purchased 1,150,000 of its ordinary shares at a price of 863.9573 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 5,336,000 of its ordinary shares in Treasury and has a total of 3,898,398,201 ordinary shares (excluding shares held in Treasury) in issue.

END

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3 - Camellia plc
Released	10:59 26-Aug-05
Number	5270Q

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Camellia plc
Relevant security dealt in	Ord 10p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	25/08/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
Amount sold	**Price per unit (currency must be stated)**
83	£67.75

Resultant total amount and percentage of the same relevant security owned or controlled	**91,422 (3.523%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**26/08/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 5410**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Marconi Corpn PLC
Released	11:05 26-Aug-05
Number	5276Q

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Marconi Corporation plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	25/08/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
Amount sold	**Price per unit (currency must be stated)**
3,993	£2.895

Resultant total amount and percentage of the same relevant security owned or controlled	**6,347,686 (3.027%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**26/08/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 5410**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- (BPB plc)
Released	11:08 26-Aug-05
Number	5279Q

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	BPB plc
Relevant security dealt in	Ord 50p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	25/08/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
3,604	£7.325
Amount sold	**Price per unit (currency must be stated)**
12,609	£7.28

Resultant total amount and percentage of the same relevant security owned or controlled	**23,118,883 (4.603%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**26/08/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 5410**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- HMV Group plc
Released	11:12 26-Aug-05
Number	5284Q

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	HMV Group plc
Relevant security dealt in	Ord 1p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	25/08/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
5,000	£2.51
Amount sold	**Price per unit (currency must be stated)**

Resultant total amount and percentage of the same relevant security owned or controlled	**4,594,627 (1.146%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**26/08/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 5410**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	11:27 26-Aug-05
Number	5301Q

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS plc Employee Trust Limited (the 'Trustee')

On 25 August 2005, the Company received notification that on 22 August 2005, 109 ordinary shares of 25p each were released by the Trustee.

The Executive Directors remain beneficiaries and so interested, along with other participants, in 276,182 still held by the Trustee, and had no role in making any decision regarding this transaction.

END

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	15:23 26-Aug-05
Number	5483Q

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

The Company has today received notification that HBOS QUEST Limited purchased 1,204,000 ordinary shares at a price of 864.3297 pence per share. It is intended that these shares will be held and released (as appropriate) from the HBOS Qualifying Employee Trust (the QUEST) to certain participants of the HBOS Sharesave Plan(s).

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 3,943,845 shares held by the QUEST.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 30-Aug-05
Number	5636Q

HBOS plc announces that on 26 August 2005 it purchased 750,000 of its ordinary shares at a price of 862.8125 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 6,086,000 of its ordinary shares in Treasury and has a total of 3,897,656,502 ordinary shares (excluding shares held in Treasury) in issue.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Marconi Corp
Released	11:41 30-Aug-05
Number	5901Q

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Marconi Corporation plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	26/08/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
Amount sold	**Price per unit (currency must be stated)**
1,452	£2.921

Resultant total amount and percentage of the same relevant security owned or controlled	**6,346,234 (3.027%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**30/08/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 5410**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- BPB plc
Released	11:44 30-Aug-05
Number	5908Q

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	BPB plc
Relevant security dealt in	Ord 50p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	26/08/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
9,033	£7.331
Amount sold	**Price per unit (currency must be stated)**
4,565	£7.312

Resultant total amount and percentage of the same relevant security owned or controlled	**23,123,351 (4.603%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**30/08/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 5410**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	11:46 30-Aug-05
Number	5912Q

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

The Company has today received notification that, on 26 August 2005, HBOS QUEST Limited purchased ordinary shares in the Company as follows:

No. of Ordinary Shares	Price per Share
560,000	863.99p
200,000	863.00p

It is intended that these shares will be held and released (as appropriate) from the HBOS Qualifying Employee Trust (the QUEST) to certain participants of the HBOS Sharesave Plan(s).

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 4,703,845 shares held by the QUEST.

END

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 31-Aug-05
Number	6271Q

HBOS plc announces that on 30 August 2005 it purchased 1,200,000 of its ordinary shares at a price of 869.2336 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 7,286,000 of its ordinary shares in Treasury and has a total of 3,896,459,861 ordinary shares (excluding shares held in Treasury) in issue.

END

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	10:38 31-Aug-05
Number	6416Q

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

The Company has today received notification that, on 30 August 2005, HBOS QUEST Limited purchased ordinary shares in the Company as follows:

No. of Ordinary Shares	Price per Share
1,291,000	869.42p
63,548	867.00p

It is intended that these shares will be held and released (as appropriate) from the HBOS Qualifying Employee Trust (the QUEST) to certain participants of the HBOS Sharesave Plan(s).

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 6,058,393 shares held by the QUEST.

END

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- BPB plc
Released	11:28 31-Aug-05
Number	6452Q

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	BPB plc
Relevant security dealt in	Ord 50p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	30/08/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
8,166	£7.320
Amount sold	**Price per unit (currency must be stated)**

Resultant total amount and percentage of the same relevant security owned or controlled	**23,131,517 (4.604%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**31/08/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 5410**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	14:42 31-Aug-05
Number	6629Q

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Sharesave Plan

(the "Plan")

The Company received notification yesterday that Ordinary 25p Shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the Plans as follows:-

Plan	No. of Shares	Date
HBOS Sharesave Plan	5,397	31/08/2005

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 6,052,996 shares still held by the QUEST.

END

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Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	14:43 31-Aug-05
Number	6632Q

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS plc Employee Trust Limited (the 'Trustee')

The Company has today received notification that, on 30 August 2005, 207 ordinary shares of 25p each were released by the Trustee.

The Executive Directors remain beneficiaries and so interested, along with other participants, in 275,975 still held by the Trustee, and had no role in making any decision regarding this transaction.

END

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number SC218813

Company name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	01	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	21232	5321	5805
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	751.2p	680p	654p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Form revised 10/03

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number SC218813

Company name in full HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	01	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5741		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	712.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details	Shares and share class allotted	
Name HSDL Nominees Limited Address Trinity Road Halifax, West Yorkshire UK Postcode H X 1 2 R G	Class of shares allotted Ordinary	Number allotted 37,179
Name Computershare Company Nominees Limited Address PO Box 82, The Pavilions Bridgewater Road, Bristol UK Postcode B S 9 9 7 N H	Class of shares allotted Ordinary	Number allotted 920
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________ Date 2/8/5

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager /~~ receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, 5 Morrison Street
Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number SC218813

Company name in full HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From	To
Day Month Year	02 08 2005	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	10388	3892	14355
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	751.2p	654p	712.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Companies House — for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	*Day*	*Month*	*Year*	*Day*	*Month*	*Year*
	02	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	327	23000	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	680p	655p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details		Shares and share class allotted	
Name	HSDL Nominees Limited	Class of shares allotted	Number allotted
Address	Trinity Road, Halifax, West Yorkshire	Ordinary	50,796
UK Postcode	HX1 2RG		
Name	Computershare Company Nominees Limited	Class of shares allotted	Number allotted
Address	PO Box 82, The Pavilions, Bridgwater Road, Bristol	Ordinary	1,166
UK Postcode	BS99 7NH		
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			

Please enter the number of continuation sheets (if any) attached to this form

Signed ______ Date 2/3/5

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, 5 Morrison Street,
Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number SC218813

Company name in full HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	03	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1203	7342	1981
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680p	751.2p	654p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	03	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1977		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	712.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted	Number allotted
Address: Trinity Road, Halifax, West Yorkshire	Ordinary	11,872
UK Postcode: HX1 2RG		
Name: John Alan King	Class of shares allotted	Number allotted
Address: 41 Tapley Road, Chelmsford, Essex	Ordinary	631
UK Postcode: CM1 4XY		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________ Date 3/8/5

A ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Victoria Karran, Company Secretary's Department, 5 Morrison Street	
Edinburgh, EH3 8BH	
	Tel 0131 243 7029
DX number	DX exchange

Companies House — for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number SC218813

Company name in full HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	04	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	491	13791	1387
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	779.9p	751.2p	654p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Form revised 10/03

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	04	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	2327	3285	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	712.5p	680p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode: HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 19749
Name: Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode: BS99 7NH	Class of shares allotted: Ordinary	Number allotted: 491
Name: Mr William Hamilton Hastie Address: 12 Bellfield Avenue, Perth UK Postcode: PH1 1LO	Class of shares allotted: Ordinary	Number allotted: 1041
Name: Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK Postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ Date 4/8/5

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ — *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel
DX number · DX exchange

Companies House
— for the record —

RECEIVED
2005 SEP 30 A ...
COMPANIES HOUSE

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	05	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	6065	1627	19278
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	655p	680p	751.2p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB

Companies House

— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	05	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	911	10877	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	654p	712.5p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB

Shareholder details	Shares and share class allotted	
Name: HSDL Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode: HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 38,758
Name: Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK Postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ **Date** 10/8/5

A ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public

Victoria Karran, Company Secretary's Department, HBOS plc, 5 Morrison Street, Edinburgh, Scotland

Tel 0131 243 7209

DX number DX exchange

Companies House — for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number SC218813

Company name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	0 8	0 8	2 0 0 5			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	44943	4736	3653
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	751.2p	680p	654p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number SC218813

Company name in full HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	08	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	10072	31260	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	712.5p	655p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode: HX1 2RG	Ordinary	92141
Name: Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode: BS99 7NH	Ordinary	279
Name: Mr Philip Snewin Address: Spring Hall Lodge, The Mount, Chester UK Postcode: CH3 5UD	Ordinary	1444
Name: Miss Victoria Dickinson Address: 243 Wimbledon Park Road, London UK Postcode: SW18 5RJ	Ordinary	800
Name: Address: UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 10/8/5

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public

Victoria Karran, Company Secretary's Department, HBOS plc, 5 Morrison Street, Edinburgh, Scotland

Tel 0131 243 7209

DX number DX exchange

Companies House
— for the record —

RECEIVED
2005 SEP ...
...

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number SC218813

Company name in full HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	09	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	156516	20412	13103
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	751.2p	680p	654p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Companies House

— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number SC218813

Company name in full HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	09	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	27829	33203	272
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	712.5p	655p	4.5947

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number SC218813

Company name in full HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	09	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	241	241	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	5.70p	4.7253p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB

Shareholder details	Shares and share class allotted	
Name: HSDL Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode: HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 250,361
Name: Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode: BS99 7NH	Class of shares allotted: Ordinary	Number allotted: 702
Name: Lynn Peden Address: 65 Strathalmond Road, Edinburgh UK Postcode: EH4 8HP	Class of shares allotted: Ordinary	Number allotted: 754
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed Dpoly Date 10/8/5

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager~~ / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public

Victoria Karran, Company Secretary's Department, HBOS plc, 5 Morrison
Street, Edinburgh, Scotland
Tel 0131 243 7209
DX number DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number SC218813

Company name in full HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	10	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	269029	148	21468
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	751.2p	779.9p	680p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number SC218813

Company name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	10	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	12917	23039	46647
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	654p	712.5p	655p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name HSDL Limited Address Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Ordinary	369584
Name Computershare Company Nominees Limited Address PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode B599 7NH	Ordinary	3664
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed Deputy Date 10/8/5

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Victoria Karran, Company Secretary's Department, HBOS plc, 5 Morrison Street, Edinburgh, Scotland. EH3 8BH

Tel 0131 243 7209

DX number DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number SC218813

Company name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	11	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	203335	17902	8071
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	751.2p	680p	654p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Form revised 10/03

Companies House

for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number SC218813

Company name in full HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	11	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	14924	40960	604
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	712.5p	655p	827.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Form revised 10/03

Shareholder details	Shares and share class allotted	
Name HSDL Limited Address Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted Ordinary	Number allotted 283,015
Name Computershare Company Nominees Limited Address PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode BS99 7NH	Class of shares allotted Ordinary	Number allotted 2,209
Name Mr Morgan Shaw Address 22/5 Oxgangs Farm Drive, Oxgangs, Edinburgh UK Postcode EH13 9QQ	Class of shares allotted Ordinary	Number allotted 326
Name Mr Nirmal Singh Address 31 Woodlands Road, Ilford, Essex UK Postcode IG1 1JL	Class of shares allotted Ordinary	Number allotted 246
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 12/8/5

A ~~director~~ / deputy secretary / ~~administrator / administrative receiver~~ / receiver manager / ~~receiver~~ *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Victoria Karran, Company Secretary's Department, HBOS plc, 5 Morrison Street, Edinburgh, Scotland, EH3 8BH

Tel 0131 243 7209

DX number DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number SC218813

Company name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	12	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	73921	3522	12156
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	751.2p	654p	712.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Form revised 10/03

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number SC218813

Company name in full HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	12	08	2005
To			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	58400	6582	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	655p	680p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Form revised 10/03

Shareholder details	Shares and share class allotted	
Name HSDL Limited	Class of shares allotted	Number allotted
Address Trinity Road, Halifax, West Yorkshire	Ordinary	153,917
UK Postcode H X 1 2 R G		
Name Computershare Company Nominees Limited	Class of shares allotted	Number allotted
Address PO Box 82, The Pavilions, Bridgwater Road, Bristol	Ordinary	664
UK Postcode B 5 9 9 7 N H		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed Joanne O'Black (Deputy) Date 15th August 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Victoria Karran, Company Secretary's Department, HBOS plc, 5 Morrison Street, Edinburgh, Scotland, EH3 8BH

Tel 0131 243 7209

DX number DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number SC218813

Company name in full HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From Day	From Month	From Year	To Day	To Month	To Year
	15	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4450	43896	3385
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680p	751.2p	654p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	15	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	6231	50000	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	712.5p	655p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Form revised 10/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode: HX1 2RG	Ordinary	105,375
Name: Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode: BS99 7NH	Ordinary	2,587
Name: Address: UK Postcode:		
Name: Address: UK Postcode:		
Name: Address: UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed Lyanne W Black **Date** 15 August 2005

A ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Victoria Karran, Company Secretary's Department, HBOS plc, 5 Morrison
Street, Edinburgh, Scotland, EH3 8BH
Tel 0131 243 7209
DX number DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	16	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	10512	3511	1777
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	751.2p	680p	654p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	16	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1846	7900	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	712.5p	655p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Shareholder details	Shares and share class allotted	
Name HSDL Limited Address Trinity Road, Halifax, West Yorkshire UK Postcode H X 1 2 R G	Class of shares allotted Ordinary	Number allotted 25,546
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed Lyoanne N Black Date 16/8/05

A ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Victoria Karran, Company Secretary's Department, HBOS plc, 5 Morrison Street, Edinburgh, Scotland, EH3 8BH

Tel 0131 243 7209

DX number DX exchange

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number SC218813

Company name in full HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	17	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	11437	1438	719
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	751.2p	779.9p	680p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Companies House

— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	17	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1254	1180	3000
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	654p	712.5p	655p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Limited	Class of shares allotted	Number allotted
Address: Trinity Road, Halifax, West Yorkshire	Ordinary	16,129
UK Postcode: HX1 2RG		
Name: Computershare Company Nominees Limited	Class of shares allotted	Number allotted
Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol	Ordinary	2,195
UK Postcode: BS99 7NH		
Name: Miss Joan Elizabeth Shankland	Class of shares allotted	Number allotted
Address: 4 Turners Avenue, Fleet, Hampshire	Ordinary	704
UK Postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed Lysanne O'Black (Deputy) Date 17th August 2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Victoria Karran, Company Secretary's Department, HBOS plc, 5 Morrison Street, Edinburgh, Scotland, EH3 8BH

Tel 0131 243 7209

DX number DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	18	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	13421	2354	1350
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	751.2p	680p	668p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Form revised 10/03

Companies House

for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number SC218813

Company name in full HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From	To
Day	18	
Month	08	
Year	2005	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2101	5000	356
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	712.5p	655p	472.53p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Shareholder details	Shares and share class allotted	
Name: HSDL Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode: HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 23,854
Name: Miss Angela Kirk Address: 22 Clos Ty Clyd, Whitechurch, Cardiff UK Postcode: CF14 2HP	Class of shares allotted: Ordinary	Number allotted: 372
Name: Miss Suzanne Lithgow Address: 8f Silverknowes Neuk, Edinburgh, EH4 5QA UK Postcode: EH4 5QA	Class of shares allotted: Ordinary	Number allotted: 356
Name: Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK Postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] Date 18 August 2005

A ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Victoria Karran, Company Secretary's Department, HBOS plc, 5 Morrison Street, Edinburgh, Scotland, EH3 8BH

Tel 0131 243 7209

DX number DX exchange

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	19	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,289	2,448	11,197
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	654p	680p	751.2p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From: Day	Month	Year	To: Day	Month	Year
	19	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,055	27,500	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	712.5p	655p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Shareholder details	Shares and share class allotted	
Name: HSDL Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode: HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 47,887
Name: Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode: B59 97NH	Class of shares allotted: Ordinary	Number allotted: 475
Name: Miss Karen Elizabeth Berry Address: 98a Rocky Lane, Eccles, Manchester UK Postcode: M30 9LY	Class of shares allotted: Ordinary	Number allotted: 1127
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 23/8/5

A ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Victoria Karran, Company Secretary's Department, HBOS plc, 5 Morrison
Street, Edinburgh, Scotland, EH3 8BH
Tel 0131 243 7209
DX number DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	22	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4123	5440	1200
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	712.5p	655p	680p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

Companies House

for the record

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	22	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	4941	1931	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	751.2p	654p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details	Shares and share class allotted	
Name HSDL Limited Address Trinity Road, Halifax, West Yorkshire UK Postcode H X 1 2 R G	Class of shares allotted Ordinary	Number allotted 17,635
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed Lyanne R Black Date 22nd August 2005

A ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Victoria Karran, Company Secretary's Department, HBOS plc, 5 Morrison Street, Edinburgh, Scotland, EH3 8BH

Tel 0131 243 7209

DX number DX exchange

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	2 3	0 8	2 0 0 5			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,089	3,869	4,027
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680p	654p	712.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	2 3	0 8	2 0 0 5			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	600	2,935	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	827.5p	751.2p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 11,920
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name: Mr Alan Brown	Class of shares allotted: Ordinary	Number allotted: 600
Address: 1 The Meadows, Skelton, York		
UK postcode: YO30 1XS		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 23/8/5

~~A director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	24	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	472	5,119	636
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680p	751.2p	654p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	24	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	633		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	712.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 6,860
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] Date 24/8/5

~~A director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	2 5	0 8	2 0 0 5			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	552	4,751	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	712.5p	751.2p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 5,303
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 25/8/5

A ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	26	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	400	7,105	410
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680p	751.2p	654p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	26	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	386		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	712.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited	Ordinary	8,301
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ Date 31/8/5

~~A director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	30	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	215	1,295	964
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	751.2p	654.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2) cont

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	30	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	885		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	712.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
HSDL Nominees Limited	Ordinary	3,072
Address Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name	Class of shares allotted	Number allotted
Computershare Company Nominees Limited	Ordinary	287
Address PO Box 82, The Pavilions Bridgwater Road Bristol		
UK postcode BS99 7NH		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 1/9/5

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	31	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	708	4,213	1,872
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680p	751.2p	654p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	31	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,757	2,000	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	712.5p	655p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 10,550
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed Deputy [signature] Date 31/8/15

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

coform

Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	500,000		
Date(s) shares delivered to the company	04/08/2005		
For each share:			
Nominal value	25p		
Maximum price paid	881.55p		
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was: £ 4,407,750.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 22,040

TR POS 12/8/05

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 10/8/5

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Victoria Karran, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 7029
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Notes for completion

1. If this return shows that shares have been purchased to be held in treasury, before it is delivered to Companies House the return must be "stamped" by the Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. **If the return has not been stamped Inland Revenue penalties may apply.** The Inland Revenue Stamp Office is located at:

   London Stamp Office
   Ground Floor
   South West Wing
   Bush House
   Strand
   London
   WC2B 4QN

   Tel: 020 7438 7252/7452

   Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to the Registrar of Companies (addresses overleaf).

3. Note: If this return shows that fully paid bonus shares have been placed in treasury (that is, no entry has been made in part A), the form should be sent directly to Companies House.

Companies House
— for the record —

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Please complete legibly in black type or bold block lettering

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below For Inland Revenue use only

Company Number SC218813

Company Name in full HBOS plc

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (ordinary or preference etc)	Ordinary		
Number of shares	1,500,000		
Date(s) shares delivered to the company	12/08/2005		
For each share: Nominal value	25p		
Maximum price paid	886.583p		
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was: £ 13,298,750.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5 £ 66,495

TR | POS 18/8/05

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (ordinary or preference etc)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed Lyanne O'Blade Date 15 Aug 2005

(**~~a director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Victoria Karran, Company Secretary's Department

HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 7029

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House — for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below For Inland Revenue use only

Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	1,290,000		
Date(s) shares delivered to the company	03/08/2005		
For each share: Nominal value	25p		
Maximum price paid	876.8527p		
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was: £ 11,311,400.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 56,560

TR P05 KAL 10/8/05

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 4/8/5

(**~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department

HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Notes for completion

1. If this return shows that shares have been purchased to be held in treasury, before it is delivered to Companies House the return must be "stamped" by the Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. **If the return has not been stamped Inland Revenue penalties may apply.** The Inland Revenue Stamp Office is located at:

   London Stamp Office
   Ground Floor
   South West Wing
   Bush House
   Strand
   London
   WC2B 4QN

   Tel: 020 7438 7252/7452

   Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to the Registrar of Companies (addresses overleaf).

3. Note: If this return shows that fully paid bonus shares have been placed in treasury (that is, no entry has been made in part A), the form should be sent directly to Companies House.